HellerEhrman



18 August 2005

Heller Ehrman
Solicitors and International Lawyers
海陸國際律師事務所
Simon C.M. Luk
Simon.Luk@hellerehrman.com
Direct +852.2292.2222
Main +852.2292.2000
Fax +852.2292.2200

21441.0001

SEC MAIL RECEIVED PROCESSING
SEP 0 1 2005
WASH, D.C. 213 SECTION

Securities and Exchange Commission
100 F Street, NE,
Washington, DC 20549
USA
Attention Filer Support
Mail Stop 1-4

PROCESSED
SEP 08 2005
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

SEC FILE NO. 82-4031

Re: Pacific Andes International Holdings Limited
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act</u>

On behalf of Pacific Andes International Holdings Limited (the "Company"), SEC File No. 82-4031, the enclosed copies of documents are submitted to you in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

(1) The Company's announcement in relation to the unaudited results for the first quarter ended June 30, 2005 of Pacific Andes (Holdings) Limited, dated August 15, 2005, published (in English language) in South China Morning Post and The Standard and (in Chinese language) in the Hong Kong Economic Times, all on August 16, 2005;

(2) The Company's announcement in relation to the unaudited results of Pacific Andes (Holdings) Limited for the first quarter ended June 30, 2005, dated Augsut 11, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on August 12, 2005;

(3) The Company's annual report 2005 together with form of proxy, dated July 29, 2005;

(4) The Company's circular regarding proposed general mandates to issue new shares and repurchase shares and warrants; proposed re-election of directors and notice of annual general meeting, dated July 29, 2005;

(5) The Company's notice of annual general meeting, dated July 29, 2005;

(6) The Company's announcement of results for the year ended March 31, 2005, dated July 25, 2005, published (in English language) in South China Morning Post and (in Chinese language) in the Hong Kong Economic Times, both on July 26, 2005;

(7) The Company's announcement regarding possible notifiable transaction and material dilution of interest in a major subsidiary in relation to the proposed spin-off of China Fishery Group Limited on the main board of the Singapore Exchange Securities Trading Limited, dated July 8, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on July 11, 2005;

(8) The Company's clarification announcement regarding certain articles published in three Chinese dailies regarding a High Court writ issued against the Company, dated June 22, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on June 23, 2005;

(9) The Company's announcement regarding proposed listing of an indirect subsidiary of the company, dated May 26, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on May 27, 2005;

(10) The Company's announcement in relation to the unaudited results for the year ended March 31, 2005 of Pacific Andes (Holdings) Limited, dated May 26, 2005, published (in English language) in The Standard and (in Chinese language) in the Hong Kong Economic Times, both on May 27, 2005; and

(11) The Company's annual report, 2004, dated June 29, 2004.

HellerEhrman

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

We would appreciate your acknowledging receipt of the foregoing by stamping and returning the enclosed copy of this letter. A self-addressed, stamped envelope is enclosed for your convenience.

Very truly yours,

Simon Luk

Enclosures

cc: Pacific Andes International Holdings Limited

21441\0001\38sec.doc

HK 1021814 v1
(21441.0001)



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2005 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the first quarter ended 30 June 2005.

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 15 August 2005. Hereinbelow is the unaudited consolidated results of PAH and PAH Group for the first quarter ended 30 June 2005, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 15 August 2005.

1(a) **An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year**

Income Statement for the First Quarter ended 30 June 2005

	PAH Group 3 months ended		
	30.06.2005	30.06.2004	Increase/ (decrease)
	HK$'000	*HK$'000*	%
Revenue	804,888	475,135	69.4
Cost of sales	(718,366)	(433,346)	65.8
Gross profit	86,522	41,789	107.0
Other operating income	821	630	30.3
Selling and distribution expenses	(5,952)	(4,274)	39.3
Administrative expenses	(17,539)	(11,510)	52.4
Profit from operations	63,852	26,635	139.7
Finance costs	(16,006)	(10,889)	47.0
	47,846	15,746	203.9
Share of results of associates	(21)	65	(132.3)
Profit before taxation	47,825	15,811	202.5
Taxation	(500)	(320)	56.3
Profit after taxation	47,325	15,491	205.5
Attributable to:			
Shareholders of PAH	40,712	15,491	162.8
Minority interests	6,613	–	NM
	47,325	15,491	205.5

	PAH Group 3 months ended		
	30.06.2005	30.06.2004	Increase/ (decrease)
	HK$'000	*HK$'000*	%
Other operating income including interest income	821	630	30.3
Interest on borrowings	(16,006)	(10,889)	47.0
Depreciation expenses	(1,696)	(1,338)	26.8
Foreign exchange gain/(loss)	258	(142)	(281.7)

Note:

a. The PAH Group reports its interests in China Fisheries International Limited ("China Fisheries"), defined as a jointly-controlled entity under prevailing accounting standards, using proportionate consolidation. The PAH Group's share of the assets, liabilities, income and expenses of the jointly-controlled entity are combined with the equivalent items in the consolidated financial statements on a line-by-line basis. Where the PAH Group transacts with its jointly-controlled entity, unrealised profits and losses are eliminated to the extent of the PAH Group's interest in the joint venture except when unrealised losses provide evidence of an impairment of the asset transferred.

b. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

c. Minority interests represented the share of profit by the minority shareholder of Zhonggang Fisheries Limited, a 70% owned subsidiary of the PAH Group.

1(b) (i) **A balance sheet (for PAH and the PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.**

	PAH Group		PAH	
	30.06.2005	31.03.2005	30.06.2005	31.03.2005
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
NON-CURRENT ASSETS				
Property, plant and equipment	117,330	47,722	–	–
Investment properties	20,700	20,700	–	–
Goodwill	105,293	105,293	–	–
Deferred charter hire	170,024	175,692	–	–
Interests in subsidiaries	–	–	864,366	834,306
Interests in associates	349	370	–	–
Other assets	2,728	2,728	–	–
	416,424	352,505	864,366	834,306
CURRENT ASSETS				
Inventories	273,995	529,716	–	–
Trade receivables	598,591	622,905	–	–
Trade receivables with insurance coverage	78,345	144,780	–	–
Other receivables and prepayments	230,798	435,994	–	–
Amount due from a jointly-controlled entity	–	41,816	–	–
Advances to suppliers	64,567	15,628	–	–
Bills receivable	95,450	188,970	–	–
Pledged deposits	285	858	–	–
Bank balances and cash	232,491	117,499	21,692	7,482
	1,574,522	2,098,166	21,692	7,482
CURRENT LIABILITIES				
Trade payables	17,999	296,558	–	–
Other payables	26,926	114,452	–	–
Tax liabilities	3,014	2,817	–	–
Amount due to a jointly-controlled entity	18,695	–	–	–
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	1,139	4,250	–	–
Bank advances drawn on bills and discounted trade receivables with insurance coverage	3,470	74,496	–	–
Current portion of interest-bearing bank borrowings	627,620	891,356	–	–
	698,863	1,383,929	–	–
NET CURRENT ASSETS	875,659	714,237	21,692	7,482
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	143,149	4,519	–	–
Deferred taxation	240	240	–	–
	143,389	4,759	–	–
NET ASSETS	1,148,694	1,061,983	886,058	841,788
CAPITAL AND RESERVES				
Share capital	576,595	537,209	576,595	537,209
Reserves	543,280	502,568	309,463	304,579
Shareholders' equity	1,119,875	1,039,777	886,058	841,788
Minority interests	28,819	22,206	–	–
TOTAL EQUITY	1,148,694	1,061,983	886,058	841,788

1(b) (ii) **Aggregate amount of the PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 30.06.2005		As at 31.03.2005	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
683	626,937	683	890,673

Amount repayable after one year

As at 30.06.2005		As at 31.03.2005	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
4,352	138,797	4,519	–

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.4 million (31.3.2005: HK$19.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	3 months ended	
	30.06.2005	30.06.2004
	HK$'000	*HK$'000*
Operating activities		
Profit before income tax and share of results of associates	47,846	15,746
Adjustments for:		
Interest expenses	16,006	10,889
Interest income	(398)	(431)
Amortisation of deferred charter hire	5,668	–
Depreciation expenses	1,696	1,338
Operating cash flows before movements in working capital	70,818	27,542
Inventories	255,721	(69,526)
Trade receivables, other receivables and prepayments	295,945	431,781
Advances to suppliers	(48,939)	(6,187)
Amount due from a jointly-controlled entity	60,511	–
Bills receivable	93,520	107,339
Bank advances drawn on bills and discounted trade receivables with insurance coverage	(71,026)	2,489
Trade and other payables	(366,085)	(29,959)
Cash generated from operations	290,465	463,479
Interest paid	(16,006)	(10,889)
Income tax paid	(303)	(490)
Net cash from operating activities	274,156	452,100
Investing activities		
Interest received	398	431
Purchase of property, plant and equipment	(71,304)	(3,073)
Net cash used in investing activities	(70,906)	(2,642)
Financing activities		
Proceeds from issue of shares	39,386	536
Net cash repaid to Pacific Andes International Holdings Limited and its subsidiaries	(3,111)	(842)
Net bank borrowings repaid	(132,983)	(442,113)
Decrease in pledged deposits	573	–
Net cash used in financing activities	(96,135)	(442,419)
Net increase in cash and cash equivalents	107,115	7,039
Cash and cash equivalents at beginning of the period	117,499	186,860
Cash and cash equivalents at end of the period	224,614	193,899

* *For identification purpose only*

1(d) (i) **A statement (for PAH and the PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Currency exchange translation reserve HK$'000	Goodwill HK$'000	Retained profits HK$'000	Minority interests HK$'000	Total HK$'000
PAH Group								
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	23	841,243
Exercise of warrants	536	-	-	-	-	-	-	536
Net profit	-	-	-	-	-	15,491	-	15,491
Balance at 30 June 2004	463,560	24,272	33	(18)	(24,883)	394,283	23	857,270
Balance at 1 April 2005	537,209	24,272	803	(18)	(24,883)	502,394	22,206	1,061,983
Exercise of warrants	38,650	-	-	-	-	-	-	38,650
Exercise of options	736	-	-	-	-	-	-	736
Net profit	-	-	-	-	-	40,712	6,613	47,325
Balance at 30 June 2005	576,595	24,272	803	(18)	(24,883)	543,106	28,819	1,148,694
PAH								
Balance at 1 April 2004	463,024	24,272	-	-	-	304,743	-	792,039
Exercise of warrants	536	-	-	-	-	-	-	536
Net loss	-	-	-	-	-	(374)	-	(374)
Balance at 30 June 2004	463,560	24,272	-	-	-	304,369	-	792,201
Balance at 1 April 2005	537,209	24,272	-	-	-	280,307	-	841,788
Exercise of warrants	38,650	-	-	-	-	-	-	38,650
Exercise of options	736	-	-	-	-	-	-	736
Net profit	-	-	-	-	-	4,884	-	4,884
Balance at 30 June 2005	576,595	24,272	-	-	-	285,191	-	886,058

1(d) (ii) **Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

During the 1QFY2006, 41,587,644 ordinary shares of S$0.20 each were issued as a result of the exercise of warrants and 800,000 ordinary shares of S$0.20 each were issued as a result of the exercise of share options.

As at 30 June 2005, there were no outstanding warrants (30.6.2004: 121,933,625 warrants outstanding of an exercise price of S$0.20) and no outstanding share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (30.6.2004: 800,000).

PAH did not make any purchases of its shares during the 1QFY2006.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**
   The figures have not been audited or reviewed by PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**
   Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.**
   The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 March 2005 except that the PAH Group has adopted all the applicable new/revised Financial Reporting Standards ("FRS") which became effective during the year.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**
   The adoption of new/revised FRS is currently assessed to have no significant impact on the financial position and results of the current and prior period of the PAH Group.

6. **Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

Earnings per ordinary share	PAH Group 3 months ended 30.06.2005	3 months ended 30.06.2004
(i) Based on weighted average number of ordinary shares in issue; and	HK6.39 cents	HK2.86 cents
(ii) On a fully diluted basis	HK6.27 cents	HK2.60 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	HK$40,712,000	HK$15,491,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	636,974,128	541,223,908
Effect of dilutive potential shares in respect of:		
– Share options	251,225	354,318
– Warrants	12,328,887	54,229,061
Weighted average number of ordinary shares used in calculation of diluted earnings per share	649,554,240	595,807,287

7. **Net asset value (for PAH and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding financial year**

	PAH Group 30.06.2005	31.03.2005	PAH 30.06.2005	31.03.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.73	HK$1.68	HK$1.34	HK$1.36

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:**
   (a) any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and
   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.

First Quarter ("1Q") FY2006 Vs 1QFY2005

Financial Results

Business was extremely vibrant in the 1QFY2006 with strong demand for frozen fish from the PRC and the strong contributions delivered by China Fisheries. Compared to the 1QFY2005, The PAH Group's turnover grew 69.4% from HK$475 million to HK$805 million. Correspondingly, net profit after tax but before minority interests rose from HK$15.5 million to HK$47.3 million representing an increase of 205.5%. After taking into account minority interests, net profit for the period registered a growth of 162.8% and stood at HK$40.7 million at 30 June 2005.

China Fisheries is a jointly-controlled entity of the PAH Group. The company is principally engaged in fishing and provision of management services for fishing vessels. Currently China Fisheries operates and manages 34 fishing vessels with a total gross tonnage of about 38,500 metric tons in the Indian, Atlantic and Pacific Oceans.

By product categories, the sale of frozen fish continues to dominate as the PAH Group's core business contributor accounting for about 92.0% of the PAH Group's total turnover. Relative to 1QFY2005, the sale of frozen fish in 1QFY2006 was significantly stronger rising from HK$467.0 million to HK$740.1 million representing an increase of about 58.5%. In addition to the sale of frozen fish, this quarter also saw sales contribution from fishing activities. Fishing activities, the China Fisheries's key business activities, accounted for about 6.2% of PAH's total sales in 1QFY2006.

Geographically, the PRC maintained its position as the largest market for the PAH Group accounting for about 90.0% of the PAH Group's total sales. Two other markets showing promising growth potentials this quarter are Korea and Japan. Sales to these two latter markets in 1QFY2006 comprises about 2.7% and 1.1% of the PAH Group's total sales respectively.

Corresponding to the higher business activities in 1QFY2006, higher selling and administration expenses were incurred as China Fisheries's expenses were consolidated into the PAH Group's accounts. Additionally, interest expenses incurred were also higher due to the increased business activities. During the quarter under review, after consolidation, the PAH Group's aggregate selling and administration expenses rose 39.3% and 52.4% to HK$5.95 million and HK$17.54 million respectively and interest expenses grew 47.0% to HK$16.01 million. The increase in interest expenses incurred during the quarter was due to the additional financing undertaken by China Fisheries to fund its business expansion.

The PAH Group's net cash inflow from operating activities as at the end of 1QFY2006 stood at HK$274.2 million as compared to HK$452.1 million in 1QFY2005. The lower cash inflow generated during the quarter was primarily due to the repayment of trade creditor balances.

Balance Sheet

Key highlights of the balance sheet in 1QFY2006 showed lower inventories, trade prepayments, bank borrowings and trade payables. However, fixed assets were higher due to the acquisition of a refrigerated transportation vessel.

In the fourth quarter of FY2005 ("4QFY2005"), the PAH Group's inventory level rose significantly and stood at HK$529.7 million as at the end of the quarter. The increase in the inventory level in 4QFY2005 raised the PAH Group's net gearing to 73% to support its inventory financing needs. However, this temporary rise in the PAH Group's net gearing level was thereafter addressed in 1QFY2006 following the end of the peak season in March 2005.

In previous years, prior to the entry of China Fisheries into the PAH Group, the latter sourced fish in the market from its existing group of suppliers. This places a limit on the amount of frozen fish that the PAH Group can stock and sell into the market. Subsequently, following the acquisition of China Fisheries, PAH now has access to a new source of fish supply from China Fisheries. Therefore, in addition to its existing sources of frozen fish supply, the incremental quantity of frozen fish sourced from China Fisheries has given PAH a distinct advantage and also assures the PAH Group's ability to cater to the growing market demand especially in the PRC. The added advantage that PAH was able to reap from its association with China Fisheries was clearly demonstrated by the higher turnover and net profitability delivered by the PAH Group in 1QFY2006.

Compared to the 4QFY2005, inventories as well as trade prepayments were lower in 1QFY2006 due to the end of the peak season in April. Annually, the peak season for the PAH Group's business ends after April and hence the balances of inventories and trade prepayments will taper downwards thereafter. Hence in 1QFY2006, compared to the preceding quarter, inventories declined 48.3% from HK$529.7 million to HK$274.0 million and trade prepayments also decreased from HK$403.2 million to HK$198.0 million representing a reduction of 50.9%.

Included in this quarter's balance sheet was a 145.9% increase in investment in property, plant and equipment which rose from HK$47.7 million to HK$117.3 million. This increase was attributable to the acquisition of a refrigerated transportation vessel by the PAH Group to increase its operational efficiency. This investment was funded internally by the PAH Group. On its longer term borrowings, a term loan was undertaken by China Fisheries in 1QFY2006 to finance the payment of deferred charter hire for fishing vessels employed in its operations. This resulted in an increase in the PAH Group's term loan of HK$161.9 million.

Inventory and debtors turnover days stood at 45 days and 68 days as at 1QFY2006 as compared to 60 days and 79 days in FY2005. The improved efficiencies were due to the reduction in inventory and trade receivables following the end of the peak season in April.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**
   The 1QFY2006 Results announcement is in line with the prospect statement disclosed to shareholders in the last Full Year Results announcement.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months**
    Into the second quarter of FY2006, PAH will continue to expand and integrate its upstream and downstream activities and help China Fisheries pursue further business growth in the provision of fishing management services and fishing activities.
    The PAH Group is very encouraged by its strong performance in the 1QFY2006. As the PAH Group continues to integrate and improve the efficiencies of both PAH's and China Fisheries's operations, it is optimistic and confident of its ability to remain profitable in FY2006.

11. **Dividend**
    (a) ***Current Financial Period Reported On***
    Any dividend declared for the current financial period reported on?
    None
    (b) ***Corresponding Period of the Immediately Preceding Financial Year***
    Any dividend declared for the corresponding period of the immediately preceding financial year?
    None
    (c) ***Date payable***
    Not applicable.
    (d) ***Books closure date***
    Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect**
    No dividend has been declared in the period under review.

13. **Interested person transactions**

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant to Rule 920) 3 months ended 30.6.2005 HK$'000	3 months ended 30.6.2004 HK$'000	Aggregate value of all interested person transactions conducted under shareholder's mandate pursuant to Rule 920 (excluding transactions less than S$100,000) 3 months ended 30.6.2005 HK$'000	3 months ended 30.6.2004 HK$'000
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	–	–	3,692	2,979
Interest expenses	21	3	–	–

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 15 August 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE FIRST QUARTER ENDED 30 JUNE 2005 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares which are listed on the Singapore Exchange Securities Trading Limited, and it subsidiaries (the "PAH Group") for the first quarter ended 30 June 2005.

This announcement is a reproduction of the announcement made by the PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 15 August 2005. Hereinbelow is the unaudited consolidated results of PAH and PAH Group for the first quarter ended 30 June 2005, is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of *www.sgx.com of the Singapore Exchange Securities Trading Limited on 15* August 2005.

1(a) An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Income Statement for the First Quarter ended 30 June 2005

	PAH Group 3 months ended 30.06.2005 HK$'000	30.06.2004 HK$'000	Increase/ (decrease) %
Revenue	804,888	475,135	69.4
Cost of sales	(718,366)	(433,346)	65.8
Gross profit	86,522	41,789	107.0
Other operating income	821	630	30.3
Selling and distribution expenses	(5,952)	(4,274)	39.3
Administrative expenses	(17,539)	(11,510)	52.4
Profit from operations	63,852	26,635	139.7
Finance costs	(16,006)	(10,889)	47.0
	47,846	15,746	203.9
Share of results of associates	(21)	65	(132.3)
Profit before taxation	47,825	15,811	202.5
Taxation	(500)	(320)	56.3
Profit after taxation	47,325	15,491	205.5
Attributable to:			
Shareholders of PAH	40,712	15,491	162.8
Minority interests	6,613	-	NM
	47,325	15,491	205.5

	PAH Group 3 months ended 30.06.2005 HK$'000	30.06.2004 HK$'000	Increase/ (decrease) %
Other operating income including interest income	821	630	30.3
Interest on borrowings	(16,006)	(10,889)	47.0
Depreciation expenses	(1,696)	(1,338)	26.8
Foreign exchange gain/(loss)	258	(142)	(281.7)

Note:

a. The PAH Group reports its interests in China Fisheries International Limited ("China Fisheries"), defined as a jointly-controlled entity under prevailing accounting standards, using proportionate consolidation. The PAH Group's share of the assets, liabilities, income and expenses of the jointly-controlled entity are combined with the equivalent items in the consolidated financial statements on a line-by-line basis. Where the PAH Group transacts with its jointly-controlled entity, unrealised profits and losses are eliminated to the extent of the PAH Group's interest in the joint venture except when *unrealised losses provide evidence of an* impairment of the asset transferred.

b. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

c. *Minority interests represented the share of profit by the minority shareholder of* Zhonggang Fisheries Limited, a 70% owned subsidiary of the PAH Group.

1(b) (i) A balance sheet (for PAH and the PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.

	PAH Group 30.06.2005 HK$'000	PAH Group 31.03.2005 HK$'000	PAH 30.06.2005 HK$'000	PAH 31.03.2005 HK$'000
NON-CURRENT ASSETS				
Property, plant and equipment	117,330	47,722	-	-
Investment properties	20,700	20,700	-	-
Goodwill	105,293	105,293	-	-
Deferred charter hire	170,024	175,692	-	-
Interests in subsidiaries	-	-	864,366	834,306
Interests in associates	349	370	-	-
Other assets	2,728	2,728	-	-
	416,424	352,505	864,366	834,306
CURRENT ASSETS				
Inventories	273,995	529,716	-	-
Trade receivables	598,591	622,905	-	-
Trade receivables with insurance coverage	78,345	144,780	-	-

1(d) (i) A statement (for PAH and the PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Currency exchange translation reserve HK$'000	Goodwill HK$'000	Retained profits HK$'000	Minority interests HK$'000	Total HK$'000
PAH Group								
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	23	841,243
Exercise of warrants	536	-	-	-	-	-	-	536
Net profit	-	-	-	-	-	15,491	-	15,491
Balance at 30 June 2004	463,560	24,272	33	(18)	(24,883)	394,283	23	857,270
Balance at 1 April 2005	537,209	24,272	803	(18)	(24,883)	502,394	22,206	1,061,983
Exercise of warrants	38,650	-	-	-	-	-	-	38,650
Exercise of options	736	-	-	-	-	-	-	736
Net profit	-	-	-	-	-	40,712	6,613	47,325
Balance at 30 June 2005	576,595	24,272	803	(18)	(24,883)	543,106	28,819	1,148,694
PAH								
Balance at 1 April 2004	463,024	24,272	-	-	-	304,743	-	792,039
Exercise of warrants	536	-	-	-	-	-	-	536
Net loss	-	-	-	-	-	(374)	-	(374)
Balance at 30 June 2004	463,560	24,272	-	-	-	304,369	-	792,201
Balance at 1 April 2005	537,209	24,272	-	-	-	280,307	-	841,788
Exercise of warrants	38,650	-	-	-	-	-	-	38,650
Exercise of options	736	-	-	-	-	-	-	736
Net profit	-	-	-	-	-	4,884	-	4,884
Balance at 30 June 2005	576,595	24,272	-	-	-	285,191	-	886,058

1(d) (ii) Details of any changes in the PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on *conversion of all the outstanding* convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.

During the 1QFY2006, 41,587,644 ordinary shares of S$0.20 each were issued as a result of the exercise of warrants and 800,000 ordinary shares of S$0.20 each were issued as a result of the exercise of share options.

As at 30 June 2005, there were no outstanding warrants (30.6.2004: 121,933,625 warrants outstanding of an exercise price of S$0.20) and no outstanding share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (30.6.2004: 800,000).

PAH did not make any purchases of its shares during the 1QFY2006.

2. Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review *Financial Statements*), or an equivalent standard)

The figures have not been audited or reviewed by PAH's auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)

Not applicable.

4. Whether the same accounting policies and methods of computation *as in the issuer's most recently audited annual* financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 March 2005 except that the PAH Group has adopted all the applicable new/revised Financial Reporting Standards ("FRS") which became effective during the year.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change

The adoption of new/revised FRS is currently assessed to have no significant impact on the financial position and results of the current and prior period of the PAH Group.

6. *Earnings* per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends

Earnings per ordinary share	PAH Group 3 months ended 30.06.2005	3 months ended 30.06.2004
(i) Based on weighted average number of ordinary shares in issue; and	HK6.39 cents	HK2.86 cents
(ii) On a fully diluted basis	HK6.27 cents	HK2.60 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	HK$40,712,000	HK$15,491,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	636,974,128	541,223,908
Effect of dilutive potential shares in respect of:		
– Share options	251,225	354,318
– Warrants	12,328,887	54,229,061
Weighted average number of ordinary shares used in calculation of diluted earnings per share	649,554,240	595,807,287

7. Net asset value (for PAH and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current *period reported* and (b) immediately preceding financial year

	PAH Group 30.06.2005	PAH Group 31.03.2005	PAH 30.06.2005	PAH 31.03.2005

	416,424	352,505	864,366	834,306
CURRENT ASSETS				
Inventories	273,995	529,716	-	-
Trade receivables	598,591	622,905	-	-
Trade receivables with insurance coverage	78,345	144,780	-	-
Other receivables and prepayments	230,798	435,994	-	-
Amount due from a jointly-controlled entity	-	41,816	-	-
Advances to suppliers	64,567	15,628	-	-
Bills receivable	95,450	188,970	-	-
Pledged deposits	285	858	-	-
Bank balances and cash	232,491	117,499	21,692	7,482
	1,574,522	2,098,166	21,692	7,482
CURRENT LIABILITIES				
Trade payables	17,999	296,558	-	-
Other payables	26,926	114,452	-	-
Tax liabilities	3,014	2,817	-	-
Amount due to a jointly-controlled entity	18,695	-	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	1,139	4,250	-	-
Bank advances drawn on bills and discounted trade receivables with insurance coverage	3,470	74,496	-	-
Current portion of interest-bearing bank borrowings	627,620	891,356	-	-
	698,863	1,383,929	-	-
NET CURRENT ASSETS	875,659	714,237	21,692	7,482
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	143,149	4,519	-	-
Deferred taxation	240	240	-	-
	143,389	4,759	-	-
NET ASSETS	1,148,694	1,061,983	886,058	841,788
CAPITAL AND RESERVES				
Share capital	576,595	537,209	576,595	537,209
Reserves	543,280	502,568	309,463	304,579
Shareholders' equity	1,119,875	1,039,777	886,058	841,788
Minority interests	28,819	22,206	-	-
TOTAL EQUITY	1,148,694	1,061,983	886,058	841,788

1(b) (ii) **Aggregate amount of the PAH Group's borrowings and debt securities**

Amount repayable in one year or less, or on demand

As at 30.06.2005		As at 31.03.2005	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
683	626,937	683	890,673

Amount repayable after one year

As at 30.06.2005		As at 31.03.2005	
Secured	Unsecured	Secured	Unsecured
HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
4,352	138,797	4,519	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.4 million (31.3.2005: HK$19.5 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) **A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	3 months ended 30.06.2005 HK$'000	3 months ended 30.06.2004 HK$'000
Operating activities		
Profit before income tax and share of results of associates	47,846	15,746
Adjustments for:		
Interest expenses	16,006	10,889
Interest income	(398)	(431)
Amortisation of deferred charter hire	5,668	-
Depreciation expenses	1,696	1,338
Operating cash flows before movements in working capital	70,818	27,542
Inventories	255,721	(69,526)
Trade receivables, other receivables and prepayments	295,945	431,781
Advances to suppliers	(48,939)	(6,187)
Amount due from a jointly-controlled entity	60,511	-
Bills receivable	93,520	107,339
Bank advances drawn on bills and discounted trade receivables with insurance coverage	(71,026)	2,489
Trade and other payables	(366,085)	(29,959)
Cash generated from operations	290,465	463,479
Interest paid	(16,006)	(10,889)
Income tax paid	(303)	(490)
Net cash from operating activities	274,156	452,100
Investing activities		
Interest received	398	431
Purchase of property, plant and equipment	(71,304)	(3,073)
Net cash used in investing activities	(70,906)	(2,642)
Financing activities		
Proceeds from issue of shares	39,386	536
Net cash repaid to Pacific Andes International Holdings Limited and its subsidiaries	(3,111)	(842)
Net bank borrowings repaid	(132,983)	(442,113)
Decrease in pledged deposits	573	-
Net cash used in financing activities	(96,135)	(442,419)
Net increase in cash and cash equivalents	107,115	7,039
Cash and cash equivalents at beginning of the period	117,499	186,860
Cash and cash equivalents at end of the period	224,614	193,899

* *For identification purpose only*

Weighted average number of ordinary shares used in calculation of diluted earnings per share	649,554,240	595,807,287

7. **Net asset value (for PAH and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding financial year**

	PAH Group 30.06.2005	PAH Group 31.03.2005	PAH 30.06.2005	PAH 31.03.2005
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.73	HK$1.68	HK$1.34	HK$1.36

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:**
   - (a) **any significant factors that affected the turnover, costs, and earnings of the PAH Group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and**
   - (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.**

First Quarter ("1Q") FY2006 Vs 1QFY2005

Financial Results

Business was extremely vibrant in the 1QFY2006 with strong demand for frozen fish from the PRC and the strong contributions delivered by China Fisheries. Compared to the 1QFY2005. The PAH Group's turnover grew 69.4% from HK$475 million to HK$805 million. Correspondingly, net profit after tax but before minority interests rose from HK$15.5 million to HK$47.3 million representing an increase of 205.5%. After taking into account minority interests, net profit for the period registered a growth of 162.8% and stood at HK$40.7 million at 30 June 2005.

China Fisheries is a jointly-controlled entity of the PAH Group. The company is principally engaged in fishing and provision of management services for fishing vessels. Currently China Fisheries operates and manages 34 fishing vessels with a total gross tonnage of about 38,500 metric tons in the Indian, Atlantic and Pacific Oceans.

By product categories, the sale of frozen fish continues to dominate as the PAH Group's core business contributor accounting for about 92.0% of the PAH Group's total turnover. Relative to 1QFY2005, the sale of frozen fish in 1QFY2006 was significantly stronger rising from HK$467.0 million to HK$740.1 million representing an increase of about 58.5%. In addition to the sale of frozen fish, this quarter also saw sales contribution from fishing activities. Fishing activities, the China Fisheries's key business activities, accounted for about 6.2% of PAH's total sales in 1QFY2006.

Geographically, the PRC maintained its position as the largest market for the PAH Group accounting for about 90.0% of the PAH Group's total sales. Two other markets showing promising growth potentials this quarter are Korea and Japan. Sales to these two latter markets in 1QFY2006 comprises about 2.7% and 1.1% of the PAH Group's total sales respectively.

Corresponding to the higher business activities in 1QFY2006, higher selling and administration expenses were incurred as China Fisheries's expenses were consolidated into the PAH Group's accounts. Additionally, interest expenses incurred were also higher due to the increased business activities. During the quarter under review, after consolidation, the PAH Group's aggregate selling and administration expenses rose 39.3% and 52.4% to HK$5.95 million and HK$17.54 million respectively and interest expenses grew 47.0% to HK$16.01 million. The increase in interest expenses incurred during the quarter was due to the additional financing undertaken by China Fisheries to fund its business expansion.

The PAH Group's net cash inflow from operating activities as at the end of 1QFY2006 stood at HK$274.2 million as compared to HK$452.1 million in 1QFY2005. The lower cash inflow generated during the quarter was primarily due to the repayment of trade creditor balances.

Balance Sheet

Key highlights of the balance sheet in 1QFY2006 showed lower inventories, trade prepayments, bank borrowings and trade payables. However, fixed assets were higher due to the acquisition of a refrigerated transportation vessel.

In the fourth quarter of FY2005 ("4QFY2005"), the PAH Group's inventory level rose significantly and stood at HK$529.7 million as at the end of the quarter. The increase in the inventory level in 4QFY2005 raised the PAH Group's net gearing to 73% to support its inventory financing needs. However, this temporary rise in the PAH Group's net gearing level was thereafter addressed in 1QFY2006 following the end of the peak season in March 2005.

In previous years, prior to the entry of China Fisheries into the PAH Group, the latter sourced fish in the market from its existing group of suppliers. This places a limit on the amount of frozen fish that the PAH Group can stock and sell into the market. Subsequently, following the acquisition of China Fisheries, PAH now has access to a new source of fish supply from China Fisheries. Therefore, in addition to its existing sources of frozen fish supply, the incremental quantity of frozen fish sourced from China Fisheries has given PAH a distinct advantage and also assures the PAH Group's ability to cater to the growing market demand especially in the PRC. The added advantage that PAH was able to reap from its association with China Fisheries was clearly demonstrated by the higher turnover and net profitability delivered by the PAH Group in 1QFY2006.

Compared to the 4QFY2005, inventories as well as trade prepayments were lower in 1QFY2006 due to the end of the peak season in April. Annually, the peak season for the PAH Group's business ends after April and hence the balances of inventories and trade prepayments will taper downwards thereafter. Hence in 1QFY2006, compared to the preceding quarter, inventories declined 48.3% from HK$529.7 million to HK$274.0 million and trade prepayments also decreased from HK$403.2 million to HK$198.0 million representing a reduction of 50.9%.

Included in this quarter's balance sheet was a 145.9% increase in investment in property, plant and equipment which rose from HK$47.7 million to HK$117.3 million. This increase was attributable to the acquisition of a refrigerated transportation vessel by the PAH Group to increase its operational efficiency. This investment was funded internally by the PAH Group. On its longer term borrowings, a term loan was undertaken by China Fisheries in 1QFY2006 to finance the payment of deferred charter hire for fishing vessels employed in its operations. This resulted in an increase in the PAH Group's term loan of HK$161.9 million.

Inventory and debtors turnover days stood at 45 days and 68 days as at 1QFY2006 as compared to 60 days and 79 days in FY2005. The improved efficiencies were due to the reduction in inventory and trade receivables following the end of the peak season in April.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**

The 1QFY2006 Results announcement is in line with the prospect statement disclosed to shareholders in the last Full Year Results announcement.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months**

Into the second quarter of FY2006, PAH will continue to expand and integrate its upstream and downstream activities and help China Fisheries pursue further business growth in the provision of fishing management services and fishing activities.

The PAH Group is very encouraged by its strong performance in the 1QFY2006. As the PAH Group continues to integrate and improve the efficiencies of both PAH's and China Fisheries's operations, it is optimistic and confident of its ability to remain profitable in FY2006.

11. **Dividend**
   - (a) *Current Financial Period Reported On*
     Any dividend declared for the current financial period reported on?
     None
   - (b) *Corresponding Period of the Immediately Preceding Financial Year*
     Any dividend declared for the corresponding period of the immediately preceding financial year?
     None
   - (c) *Date payable*
     Not applicable.
   - (d) *Books closure date*
     Not applicable.

12. **If no dividend has been declared/recommended, a statement to that effect**

No dividend has been declared in the period under review.

13. **Interested person transactions**

Name of Interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders mandate pursuant to Rule 920) 3 months ended 30.6.2005 HK$'000	3 months ended 30.6.2004 HK$'000	Aggregate value of all interested person transactions conducted under shareholder's mandate pursuant to Rule 920 (excluding transactions less than S$100,000) 3 months ended 30.6.2005 HK$'000	3 months ended 30.6.2004 HK$'000
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	-	-	3,692	2,979
Interest expenses	21	3	-	-

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 15 August 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

有關太平洋恩利(控股)有限公司
截至二零零五年六月三十日止第一季未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零五年六月三十日止第一季之未經審核綜合業績。

本公布乃轉載恩利控股根據新加坡證券交易所有限公司上市手冊於二零零五年八月十五日所作之公布。以下恩利控股及恩利控股集團截至二零零五年六月三十日止第一季未經審核綜合業績乃根據香港聯合交易所有限公司證券上市規則第13.09條項下之披露責任所作出。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之條文妥為編製，並於二零零五年八月十五日於新加坡證券交易所有限公司網站www.sgx.com公布。

1(a) 恩利控股集團之收益表，連同上一個財政年度同期之比較報表

截至二零零五年六月三十日止第一季收益表

	恩利控股集團 截至下列日期止三個月 二零零五年 六月三十日 千港元	二零零四年 六月三十日 千港元	增加／(減少) 百分比
營業額	804,888	475,135	69.4
銷售成本	(718,366)	(433,346)	65.8
毛利	86,522	41,789	107.0
其他經營收入	821	630	30.3
銷售及分銷支出	(5,952)	(4,274)	39.3
行政支出	(17,539)	(11,510)	52.4
經營溢利	63,852	26,635	139.7
財務支出	(16,006)	(10,889)	47.0
	47,846	15,746	203.9
所佔聯營公司業績	(21)	65	(132.3)
除稅前溢利	47,825	15,811	202.5
稅項	(500)	(320)	56.3
除稅後溢利	47,325	15,491	205.5
應佔部分：			
恩利控股股東	40,712	15,491	162.8
少數股東權益	6,613	–	不適用
	47,325	15,491	205.5

	恩利控股集團 截至下列日期止三個月 二零零五年 六月三十日 千港元	二零零四年 六月三十日 千港元	增加／(減少) 百分比
包括利息收入之其他經營收入	821	630	30.3
借貸利息	(16,006)	(10,889)	47.0
折舊支出	(1,696)	(1,338)	26.8
外匯兌換收益／(虧損)	258	(142)	(281.7)

附註：

a. 恩利控股集團以比例合併方式呈報其於中漁國際有限公司(「中漁國際」)之權益。中漁國際根據現行會計準則界定為共同控制實體。恩利控股集團應佔共同控制實體之資產、負債、收入及支出與綜合財務報表內對等項目按逐行比對基準合併呈列。當恩利控股集團與其共同控制實體進行交易時，未變現之盈虧會與恩利控股集團於合營企業之權益對銷，惟倘未變現虧損顯示所轉讓資產出現減值時則作別論。

b. 恩利控股集團之主要溢利部分並非產生或源於香港，故毋須繳付香港利得稅。恩利控股於新加坡並無應課稅收入。

c. 少數股東權益指恩利控股集團擁有70%權益附屬公司中港漁業有限公司之少數股東應佔溢利。

1(b)(i) 恩利控股及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

	恩利控股集團 二零零五年 六月三十日 千港元	二零零五年 三月三十一日 千港元	恩利控股 二零零五年 六月三十日 千港元	二零零五年 三月三十一日 千港元
非流動資產				
物業、機器及設備	117,330	47,722	–	–
投資物業	20,700	20,700	–	–
商譽	105,293	105,293	–	–
遞延船舶租賃	170,024	175,692	–	–
於附屬公司之權益	–	–	864,366	834,306
於聯營公司之權益	349	370	–	–
其他資產	2,728	2,728	–	–
	416,424	352,505	864,366	834,306
流動資產				
存貨	273,995	529,716	–	–

1(d)(i) 恩利控股及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	滾存溢利 千港元	少數股東權益 千港元	總計 千港元
恩利控股集團								
於二零零四年四月一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	23	841,243
行使認股權證	536	–	–	–	–	–	–	536
期間淨溢利	–	–	–	–	–	15,491	–	15,491
於二零零四年六月三十日之結餘	463,560	24,272	33	(18)	(24,883)	394,283	23	857,270
於二零零五年四月一日之結餘	537,209	24,272	803	(18)	(24,883)	502,394	22,206	1,061,983
行使認股權證	38,650	–	–	–	–	–	–	38,650
行使購股權	736	–	–	–	–	–	–	736
期間淨溢利	–	–	–	–	–	40,712	6,613	47,325
於二零零五年六月三十日之結餘	576,595	24,272	803	(18)	(24,883)	543,106	28,819	1,148,694
恩利控股								
於二零零四年四月一日之結餘	463,024	24,272	–	–	–	304,743	–	792,039
行使認股權證	536	–	–	–	–	–	–	536
期間淨虧損	–	–	–	–	–	(374)	–	(374)
於二零零四年六月三十日之結餘	463,560	24,272	–	–	–	304,369	–	792,201
於二零零五年四月一日之結餘	537,209	24,272	–	–	–	280,307	–	841,788
行使認股權證	38,650	–	–	–	–	–	–	38,650
行使購股權	736	–	–	–	–	–	–	736
期間淨溢利	–	–	–	–	–	4,884	–	4,884
於二零零五年六月三十日之結餘	576,595	24,272	–	–	–	285,191	–	886,058

1(d)(ii) 自上一個記錄期間結束以來之供股、發行紅股、股份購回、行使購股權或認股權證、兌換其他發行之準資產證券、發行股份以換取現金，或作為收購之代價或為任何其他目的而產生之恩利控股股本之變動詳情。亦呈列於本財政期間及於上一個財政年度同期結算日因兌換所有尚未行使可兌換項目而可能發行之股份數目。

於截至二零零六年財政年度第一季，因行使認股權證恩利控股發行41,587,644股每股0.20新加坡元之普通股份，以及因行使購股權恩利控股發行800,000股每股0.20新加坡元之普通股份。

於二零零五年六月三十日，並無尚未行使之認股權證(二零零四年六月三十日：121,933,625份行使價每份為0.20新加坡元之尚未行使認股權證)及太平洋恩利(控股)二零零一年購股權計劃之購股權(二零零四年六月三十日：800,000份)。

恩利控股並未於截至二零零六年財政年度第一季內購買其任何股份。

2. 數據是否已經審核或審閱，並根據哪一項準則(例如新加坡核數準則910號(審閱財務報表之約定)或其他對等準則)
此等數據並未經恩利控股之核數師審核或審閱。

3. 倘數據已經審核或審閱，則核數師報告(包括任何保留或重點)
不適用。

4. 是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法。
所採納會計政策及計算方法與於截至二零零五年三月三十一日止年度之經審核財務報表所應用者貫徹一致，惟恩利控股集團已採納於年內生效之所有適用的新訂／經修訂財務報告準則(「財務報告準則」)。

5. 倘會計政策及計算方法有任何變動(包括會計準則所需之任何規定)，變動之內容，其原因及影響
按目前評估，所採納新訂／經修訂財務報告準則對恩利控股集團本期間及過往期間之財政狀況及業績並無重大影響。

6. 恩利控股集團於本期間錄得及於上一個財政年度同期之每股普通股盈利，經扣除就優先股息之任何撥備

普通股每股盈利	恩利控股集團 截至二零零五年 六月三十日止 三個月	截至二零零四年 六月三十日止 三個月
(i) 按已發行普通股之加權平均數為基準；及	6.39港仙	2.86港仙
(ii) 按全面攤薄為基準	6.27港仙	2.60港仙
每股基本及攤薄盈利乃按下列資料為基準計算：		
盈利	40,712,000港元	15,491,000港元
計算每股基本盈利所用普通股加權平均數	636,974,128	541,223,908
就下列各項對攤薄股份之潛在影響：		
－購股權	251,225	354,318
－認股權證	12,328,887	54,229,061
計算每股攤薄盈利所用普通股加權平均數	649,554,240	595,807,287

7. 恩利控股及恩利控股集團之每股普通股資產淨值，乃按發行人於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算

恩利控股集團 二零零五年 六月三十日	二零零五年 三月三十一日	恩利控股 二零零五年 六月三十日	二零零五年 三月三十一日

流動資產				
存貨	273,995	529,716	–	–
貿易應收款項	598,591	622,905	–	–
已投保之貿易應收款項	78,345	144,780	–	–
其他應收款項及預付款項	230,798	435,994	–	–
應收一家共同控制實體款項	–	41,816	–	–
墊款予供應商	64,567	15,628	–	–
應收票據	95,450	188,970	–	–
已抵押存款	285	858	–	–
銀行結存及現金	232,491	117,499	21,692	7,482
	1,574,522	2,098,166	21,692	7,482
流動負債				
貿易應付款項	17,999	296,558	–	–
其他應付款項	26,926	114,452	–	–
稅務負債	3,014	2,817	–	–
應付一家共同控制實體款項	18,695	–	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	1,139	4,250	–	–
已投保票據及貿易應收款項之貼現銀行融資	3,470	74,496	–	–
計息銀行借貸－即期部份	627,620	891,356	–	–
	698,863	1,383,929	–	–
流動資產淨值	875,659	714,237	21,692	7,482
非流動負債				
計息銀行借貸	143,149	4,519	–	–
遞延稅項	240	240	–	–
	143,389	4,759	–	–
資產淨值	1,148,694	1,061,983	886,058	841,788
資本及儲備				
股本	576,595	537,209	576,595	537,209
儲備	543,280	502,568	309,463	304,579
股東資金	1,119,875	1,039,777	886,058	841,788
少數股東權益	28,819	22,206	–	–
資金總額	1,148,694	1,061,983	886,058	841,788

1(b)(ii) 恩利控股集團之借貸及債務證券總額

須於一年內或少於一年內償還，或按要求償還之款額

於二零零五年六月三十日 有抵押 千港元	於二零零五年六月三十日 無抵押 千港元	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元
683	626,937	683	890,673

須於一年後償還之款額

於二零零五年六月三十日 有抵押 千港元	於二零零五年六月三十日 無抵押 千港元	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元
4,352	138,797	4,519	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為19,400,000港元（二零零五年三月三十一日：19,500,000港元）之土地及樓宇，作為一家銀行授予恩利控股集團之按揭貸款之抵押。

1(c) 恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。

	截至下列日期止三個月 二零零五年 六月三十日 千港元	二零零四年 六月三十日 千港元
經營業務		
除稅前及未計應佔聯營公司業績前溢利	47,846	15,746
經下列各項調整：		
利息開支	16,006	10,889
利息收入	(398)	(431)
遞延船舶租賃攤銷	5,668	–
折舊費用	1,696	1,338
未計營運資金變動之營運現金流量	70,818	27,542
存貨	255,721	(69,526)
貿易應收款項、其他應收款項及預付款項	295,945	431,781
墊款予供應商	(48,939)	(6,187)
應收一家共同控制實體款項	60,511	–
應收票據	93,520	107,339
已投保票據及貿易應收款項之貼現銀行融資	(71,026)	2,489
貿易及其他應付款項	(366,085)	(29,959)
來自經營用途之現金	290,465	463,479
已付利息	(16,006)	(10,889)
已付所得稅	(303)	(490)
來自經營用途之現金淨額	274,156	452,100
投資業務		
已收利息	398	431
購買物業、機器及設備	(71,304)	(3,073)
用作投資業務之現金淨額	(70,906)	(2,642)
融資業務		
發行股份所得款項	39,386	536
償還予太平洋恩利國際控股有限公司及其附屬公司之現金淨額	(3,111)	(842)
已償還銀行借貸淨額	(132,983)	(442,113)
已抵押存款減少	573	–
用於融資業務之現金淨額	(96,135)	(442,419)
現金及現金等值項目增加淨額	107,115	7,039
期初之現金及現金等值項目	117,499	186,860
期終之現金及現金等值項目	224,614	193,899

	恩利控股集團 二零零五年 六月三十日	二零零五年 三月三十一日	恩利控股 二零零五年 六月三十日	二零零五年 三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	1.73港元	1.68港元	1.34港元	1.36港元

8\. 恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為限。回顧必須探討以下內容：

(a) 任何影響恩利控股集團於本財務期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及

(b) 任何影響恩利控股集團於本財務期間之現金流量、營運資金、資產或負債之重大因素。

二零零六年財政年度第一季與二零零五年財政年度第一季比較

財務業績

二零零六年財政年度第一季之業務發展非常運勃，中國對冷凍魚類之需求強勁及中漁國際之貢獻大增。與二零零五年財政年度第一季相比，恩利控股集團之營業額由475,000,000港元增長69.4%至805,000,000港元，除稅後但未計少數股東權益前淨溢利亦相應由15,500,000港元上升至47,300,000港元，升幅達205.5%。除稅及少數股東權益後，於二零零五年六月三十日期內淨溢利為40,700,000港元，增長162.8%。

中漁國際為恩利控股集團之共同控制實體，主要從事捕撈業務及提供漁船管理服務。中漁國際目前於印度洋、大西洋及太平洋經營及管理34艘漁船，總吐存量約38,500公噸。

按產品分析，銷售冷凍魚類仍為恩利控股集團之核心業務收入來源，佔恩利控股集團總營業額約92.0%。冷凍魚類之銷售額由二零零五年財政年度第一季之467,000,000港元上升約58.5%至二零零六年財政年度第一季之740,100,000港元。除銷售冷凍魚類之外，中漁國際之主要業務捕撈業務之銷售額於本季度亦有所增加，佔恩利控股於二零零六年財政年度第一季之總銷售額約6.2%。

按地區而言，中國仍為恩利控股集團之最大市場，佔恩利控股集團總銷售額約90.0%。另外，韓國及日本兩個市場於本季度亦顯示出強大增長潛力。於二零零六年財政年度第一季，該兩個市場之銷售額分別佔恩利控股集團總銷售額約2.7%及1.1%。

由於業務於二零零六年財政年度第一季有更高增長，加上中漁國際之開支綜合計入恩利控股集團之賬目，銷售及行政支出亦相應增長。此外，利息支出亦由於業務的增長而上升。於回顧季度綜合賬目中，恩利控股集團之銷售及行政支出分別上升至5,950,000港元及17,540,000港元，升幅分別達39.3%及52.4%，利息支出亦上升47.0%至16,010,000港元。本季度利息支出上升，主要由於中漁國際為擴充業務而取得額外融資所致。

恩利控股集團於二零零六年財政年度第一季結束時之經營業務現金流入淨額為274,200,000港元，而於二零零五年財政年度第一季則為452,100,000港元。本季度之現金流入減少，主要由於償還貿易應付款項所致。

資產負債表

於二零零六年財政年度第一季之資產負債表中存貨、貿易預付款項、銀行借貸及貿易應付款項均告下降。然而，固定資產由於購入一艘有冷凍設備的運輸船而增加。

於二零零五年財政年度第四季，恩利控股集團之存貨水平大幅上升，於季度結束時為529,700,000港元。二零零五年財政年度第四季之存貨水平上升，導致恩利控股集團之存貨融資需求增加，令淨資產負債比率上升至73%。然而，於二零零五年三月之旺季結束後，恩利控股集團淨資產負債比率暫時上升之問題已於二零零六年財政年度第一季得到解決。

過往年度，於收購中漁國際之前，恩利控股集團在市場上向其現有供應商採購魚類，此限制了恩利控股集團可以備存及於市場出售之冷凍魚類數量。於收購中漁國際之後，恩利控股則可以向中漁國際取得魚類供應。因此，除現有冷凍魚類供應來源外，亦可向中漁國際採購更多魚類，令恩利控股享有明顯優勢，而且確保恩利控股集團有能力應付不斷增加之市場需求，尤其是中國市場。此外，恩利控股與中漁國際組成聯盟明顯帶來其他好處，包括恩利控股集團於二零零六年財政年度第一季之營業額及淨溢利均有所增加。

與二零零五年財政年度第四季相比，存貨及貿易預付款項於二零零六年財政年度第一季減少，原因為四月旺季已經完結。恩利控股集團每年之旺季均於四月完結，其後存貨及貿易預付款項會逐步減少。因此，於二零零六年財政年度第一季，存貨較上一季度之529,700,000港元下降48.3%至274,000,000港元，而貿易預付款項亦由403,200,000港元下降50.9%至198,000,000港元。

於本季度之資產負債表中，物業、廠房及設備之投資由47,700,000港元增加145.9%至117,300,000港元，主要由於恩利控股集團為提高營運效率而購入一艘有冷凍設備的運輸船所致。恩利控股集團以內部資源應付投資資金。在長期借貸方面，中漁國際於二零零六年財政年度第一季新造一項定期貸款，以應付其業務所用漁船之遞延船舶租賃，導致恩利控股集團之定期貸款增加161,900,000港元。

於二零零六年財政年度第一季，存貨及應收賬款周轉期分別為45天及68天，而二零零五年財政年度則分別為60天及79天。效率有所改善，乃由於四月旺季後存貨及貿易應收款項減少所致。

9\. 倘先前已向股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別

二零零六年財政年度第一季業績公布符合致股東之早前全年度業績公布中所披露之前瞻性陳述。

10\. 於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋

於二零零六年財政年度第二季，恩利控股將繼續擴充及整合其上游及下游業務，協助中漁國際進一步推動提供漁船管理服務及捕撈業務之增長。

恩利控股集團對於二零零六年財政年度第一季表現強勁，感到非常鼓舞。隨著恩利控股集團繼續整合及提升恩利控股及中漁國際之業務效率，集團對於在二零零六年財政年度保持盈利能力仍感到樂觀。

11\. 股息

(a) *本財政期間之記錄*

於本記錄財政期間有否宣派任何股息？

無

(b) *上一個財政年度同期*

上一個財政年度同期有否宣派任何股息？

無

(c) *派付日期*

不適用。

(d) *暫停辦理股份過戶手續日期*

不適用。

12\. 倘並無宣派／建派股息，其有關聲明

於回顧期間並無宣派任何股息。

13\. 關聯人士交易

關聯人士名稱	回顧財政年度內所有關聯人士交易（不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易）之總值 截至二零零五年六月三十日止三個月 千港元	截至二零零四年六月三十日止三個月 千港元	根據第920條按股東授權進行之所有關聯人士交易（不包括少於100,000新加坡元之交易）之總值 截至二零零五年六月三十日止三個月 千港元	截至二零零四年六月三十日止三個月 千港元
太平洋恩利國際控股有限公司及其附屬公司				
行政支出	–	–	3,692	2,979
利息支出	21	3	–	–

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄒乃銘

香港，二零零五年八月十五日

於本公佈發表日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄒鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄒乃銘先生；本公司之獨立非執行董事為劉昌彥先生、郭琳廣先生及葉文俊先生。

• *僅供識別*

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS OF PACIFIC ANDES (HOLDINGS) LIMITED FOR THE FIRST QUARTER ENDED 30 JUNE 2005

Pacific Andes (Holdings) Limited, a 65% owned subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited, will announce its unaudited consolidated results for the first quarter ended 30 June 2005 on Monday, 15 August 2005. Interested investors may visit SGX's web site at or about 1:00 p.m. on Monday, 15 August 2005 to review the announcement made by PAH in respect of its results.

The Company will make available copies of the PAH Announcement for collection by members of the Company or investors at the Company's office during normal business hours between 1:00 p.m. on Monday, 15 August 2005 and 5:00 p.m. on Tuesday, 16 August 2005. In addition, any member of the Company or investor may send a written request to the Company (which should be received by the Company before 11:00 a.m. on Monday, 15 August 2005) to obtain a copy of the PAH Announcement by fax.

The Company will make a further announcement in Hong Kong on Monday, 15 August 2005 setting out the PAH Announcement. The Company will make all requisite arrangements to facilitate the release of such announcement on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Monday, 15 August 2005. Such announcement will also be published on newspaper in Hong Kong on Tuesday, 16 August 2005.

Pacific Andes (Holdings) Limited ("**PAH**"), a 65% owned subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited ("**SGX**"), will announce its unaudited consolidated results for the first quarter ended 30 June 2005 on Monday, 15 August 2005.

An announcement in respect of the said results (the "**PAH Announcement**") will be made by PAH pursuant to the Listing Manual of SGX. Interested investors may visit SGX's web site (http://www.sgx.com) at or about 1:00 p.m. on Monday, 15 August 2005 to review the PAH Announcement.

The Company will make available copies of the PAH Announcement for collection by members of the Company or investors at the Company's office at Rooms 3201-3210, Hong Kong Plaza, 188 Connaught Road West, Hong Kong between 1:00 p.m. and 5:00 p.m. on Monday, 15 August 2005 and during normal business hours on Tuesday, 16 August 2005 (i.e. from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:00 p.m.).

Any member of the Company or investor who wishes to obtain a copy of the PAH Announcement by fax should send a written request to the Company Secretary. Such written request must (a) be sent to the Company's fax number at (852) 2858 2764; (b) be marked clearly "RE: REQUEST FOR A FAX COPY OF PAH RESULTS FOR 1ST QUARTER OF 2005/06"; (c) set out clearly the reply fax number of the member or investor to which the fax copy of the PAH Announcement should be sent; and (d) be received by the Company before 11:00 a.m. on Monday, 15 August 2005. The Company will provide a copy of the PAH Announcement to such member or investor by fax as soon as possible after 1:00 p.m. on Monday, 15 August 2005.

The Company will make a further announcement in Hong Kong on Monday, 15 August 2005 setting out the PAH Announcement. The Company will make all requisite arrangements to facilitate the release of such announcement on the web site of The Stock Exchange of Hong Kong Limited and the AMS/3 Trading Terminal at or about 1:00 p.m. on Monday, 15 August 2005. Such announcement will also be published on newspaper in Hong Kong on Tuesday, 16 August 2005.

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 11 August 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港聯合交易所有限公司對本公布之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公布全部或任何部分內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

有關太平洋恩利（控股）有限公司
截至二零零五年六月三十日止
第一季未經審核業績公布

本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（其股份於新加坡證券交易所有限公司上市），將於二零零五年八月十五日星期一公布其截至二零零五年六月三十日止第一季之未經審核綜合業績。有興趣投資者可於二零零五年八月十五日星期一下午一時正左右瀏覽新交所網站參閱恩利控股就其業績所作公布。

本公司將會備妥恩利控股公布之副本，供本公司股東或投資者於二零零五年八月十五日星期一下午一時正至二零零五年八月十六日星期二下午五時正期間之正常辦公時間內，於本公司之辦事處索取。此外，本公司任何股東或投資者可於二零零五年八月十五日星期一上午十一時正前向本公司提交書面要求，以透過傳真取得恩利控股公布之副本。

本公司將會於二零零五年八月十五日星期一在香港刊發載列恩利控股公布之進一步公布。本公司將作出所需安排，以便該公布於二零零五年八月十五日星期一下午一時正左右可刊載於香港聯合交易所有限公司網站及第三代自動對盤及成交系統終端機。該公布亦將於二零零五年八月十六日星期二於香港報章刊登。

本公司擁有65%權益之附屬公司太平洋恩利（控股）有限公司（「恩利控股」）（其股份於新加坡證券交易所有限公司（「新交所」）上市），將於二零零五年八月十五日星期一公布其截至二零零五年六月三十日止第一季之未經審核綜合業績。

恩利控股將會根據新交所上市手冊刊發有關該業績之公布（「恩利控股公布」）。有興趣投資者可於二零零五年八月十五日星期一下午一時正左右瀏覽新交所網站(http://www.sgx.com)參閱恩利控股公布。

本公司將會備妥恩利控股公布之副本，供本公司股東或投資者於二零零五年八月十五日星期一下午一時正至五時正期間以及於二零零五年八月十六日星期二之正常辦公時間（即上午九時正至下午一時正及下午二時正至下午五時正）內，於本公司之辦事處索取，地址為香港干諾道西188號香港商業中心 3201至3210室。

任何本公司股東或投資者如欲透過傳真索取恩利控股公布之副本，應先向公司秘書發出書面要求。該項書面要求必須：(a)傳真至本公司之傳真號碼(852)2858 2764；(b)清楚列明「有關：要求索取恩利控股二零零五年／零六年第一季業績之傳真副本」；(c)清楚列明發送恩利控股公布傳真副本之股東或投資者回覆傳真號碼；及(d)本公司於二零零五年八月十五日星期一上午十一時正前接獲該傳真。本公司將會於二零零五年八月十五日星期一下午一時正後盡快透過傳真向有關股東或投資者提供恩利控股公布之副本。

本公司將會於二零零五年八月十五日星期一在香港刊發載列恩利控股公布之進一步公布。本公司將作出所需安排，以便該公布於二零零五年八月十五日星期一下午一時正左右刊載於香港聯合交易所有限公司網站及第三代自動對盤及成交系統終端機。該公布亦將於二零零五年八月十六日星期二於香港報章刊登。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年八月十一日

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事為劉嘉彥先生、郭琳廣先生及葉文俊先生。

* *僅供識別*

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares and/or warrants of in **Pacific Andes International Holdings Limited** (the "**Company**"), you should at once hand this circular and the accompanying form of proxy to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES AND WARRANTS

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

* *For identification purposes only*

29th July, 2005

CONTENTS

Pages

Letter from the Board 1

Appendices

Appendix I – Explanatory statement on the Repurchase Mandate 4

Appendix II – Details of the Directors to be re-elected 7

Appendix III – 2005 AGM Notice 10

Appendix IV – Right to demand a poll 15



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

Executive Directors:
Mr. Ng Swee Hong *(Chairman)*
Mr. Ng Joo Siang *(Managing Director)*
Madam Teh Hong Eng
Mr. Ng Joo Kwee
Mr. Ng Joo Puay, Frank
Ms. Ng Puay Yee
Mr. Cheng Nai Ming

Independent non-executive Directors:
Mr. Lew V Robert
Mr. Kwok Lam Kwong, Larry
Mr. Yeh Man Chun, Kent

Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Principal place of business in Hong Kong:
Rooms 3201-3210, Hong Kong Plaza
188 Connaught Road West
Hong Kong

29th July, 2005

To the shareholder(s) and, for information only, the warrantholder(s)

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO ISSUE NEW SHARES AND REPURCHASE SHARES AND WARRANTS, PROPOSED RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

PROPOSED GENERAL MANDATE TO ISSUE NEW SHARES

At the last annual general meeting of Pacific Andes International Holdings Limited (the "Company") held on 9th September, 2004 (the "2004 AGM"), a general mandate was given to the directors of the Company (the "Directors") to issue, allot and otherwise deal with shares of HK$0.10 each in the capital of the Company ("Share(s)"). Such mandate will lapse at the conclusion of the Company's forthcoming annual general meeting to be held at 2:30 p.m. on Thursday, 8th September, 2005 at Chater Room II, Function Room Level (B1), The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong (the "2005 AGM").

* *For identification purposes only*

In order to ensure flexibility and enable discretion to the Directors in the event that it becomes desirable to issue any Shares, approval is being sought from the shareholders of the Company (the "Shareholders") at the 2005 AGM to grant a general mandate (the "General Mandate") unconditionally to the Directors to issue and allot new Shares equal in aggregate up to 20 per cent. of the issued share capital of the Company at the date of passing the proposed ordinary resolution. The obtaining of the General Mandate is in accordance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"). The proposed resolution (the "General Mandate Resolution") is set out as Ordinary Resolution numbered I in the notice convening the 2005 AGM dated 29th July, 2005 (the "2005 AGM Notice") issued by the Company, which appears in appendix III to this circular.

With respect to the General Mandate Resolution, the Directors wish to state that they have no immediate plans to issue and allot any new Shares. Approval is being sought from the Shareholders as a general mandate for the purposes of the Listing Rules.

PROPOSED GENERAL MANDATE TO REPURCHASE SHARES AND WARRANTS

The Listing Rules permit companies with a primary listing on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") to repurchase their own securities on the Stock Exchange, subject to certain restrictions. At the 2004 AGM, a general mandate was given to the Directors to repurchase Shares. Such mandate will lapse at the conclusion of the 2005 AGM. Therefore, an ordinary resolution (as set out in Ordinary Resolution numbered II (the "Repurchase Mandate Resolution") as set out in the 2005 AGM Notice, which appears in appendix III to this circular) will be proposed to grant to the Directors an unconditional general mandate to, inter alia, repurchase Shares and warrants issued by the Company carrying rights entitling the holder(s) thereof to subscribe in cash an aggregate amount of HK$279,837,974 for 199,884,267 Shares at a subscription price of HK$1.40 per Share (subject to adjustment) at any time up to and including 31st July, 2006 (the "Warrant(s)") up to 10 per cent. of the aggregate nominal amount of the issued Shares and the outstanding Warrants as at the date of passing of the Repurchase Mandate Resolution (the "Repurchase Mandate") respectively. The Company is required, by the provisions of the Listing Rules regulating such securities repurchases, to send to the Shareholders and the warrantholders of the Company (the "Warrantholder(s)") an explanatory statement containing all the information reasonably necessary to enable them to make an informed decision on whether to vote for or against the Repurchase Mandate. Such information is set out in appendix I to this circular.

With respect to the Repurchase Mandate Resolution, the Directors wish to state that they have no immediate plans to repurchase any existing Shares.

PROPOSED RE-ELECTION OF DIRECTORS

In accordance with Bye-Law 99 of the Bye-Laws, the Directors retiring by rotation at the 2005 AGM are Mr. Ng Swee Hong, Mr. Ng Joo Siang and Ms. Ng Puay Yee, who are eligible, and will offer themselves, for re-election at the 2005 AGM.

In accordance with Bye-Law 91 of the Bye-Laws, the Director, Mr. Yeh Man Chun, Kent, who was appointed to fill a casual vacancy is retiring at the 2005 AGM is eligible and will offer himself for re-election at the 2005 AGM.

Details of these Directors, which are required to be disclosed by the Listing Rules, are set out in appendix II to this circular.

ANNUAL GENERAL MEETING

The 2005 AGM Notice is contained in appendix III to this circular.

Whether or not you are able to attend the 2005 AGM, you are requested to complete and return the enclosed form of proxy for the 2005 AGM in accordance with the instructions printed thereon to the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, as soon as possible and in any event not less than 48 hours before the time appointed for the holding of the 2005 AGM or any adjourned meeting thereof. Completion and return of the form of proxy will not preclude you from attending and voting at the 2005 AGM or any adjournment thereof should you so wish.

The procedure pursuant to the Bye-Laws by which Shareholders may demand a poll on the resolutions proposed at the 2005 AGM is set out in appendix IV to this circular.

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

RECOMMENDATION

The Directors consider that the General Mandate, the Repurchase Mandate and the proposed re-election of the Directors at the 2005 AGM (details in respect of such Directors as set out in appendix II to this circular) are all in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend you to vote in favour of the ordinary resolutions to be proposed at the 2005 AGM.

GENERAL

Your attention is also drawn to the appendices to this circular.

Yours faithfully,
For and on behalf of the Board
Pacific Andes International Holdings Limited
Ng Swee Hong
Chairman

This appendix contains particulars that are required by the Listing Rules to be included in an explanatory statement to enable the Shareholders to make an informed decision on whether to vote for or against the resolutions to be proposed at the 2005 AGM in relation to the Repurchase Mandate.

Share capital and warrants

The maximum aggregate nominal amount of Shares and Warrants which the Company is authorised to repurchase pursuant to the Repurchase Mandate is (i) in the case of Shares, 10 per cent. of the aggregate nominal amount of the issued Shares as at the date of the approval of the Repurchase Mandate; and (ii) in the case of Warrants, 10 per cent. of the outstanding Warrants as at the date of the approval of the Repurchase Mandate. As at 26th July, 2005 (the "Latest Practicable Date"), the issued share capital of the Company comprised 999,426,248 Shares and the issued Warrant of the Company comprised of 199,879,357 Warrants. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares are issued or repurchased before the 2005 AGM, the Company will be allowed to repurchase a maximum of 99,942,624 Shares and 19,987,935 Warrants during the period ending on the earliest of the conclusion of the next annual general meeting of the Company or the expiration of the period within which the next annual general meeting of the Company is required by the Bye-Laws or the Companies Act 1981 of Bermuda (as amended) to be held or when revoked or varied by an ordinary resolution of the Shareholders in general meeting.

Reasons for repurchases

Although the Directors have no present intention of repurchasing any Shares or Warrants, they believe that the flexibility afforded by the Repurchase Mandate would be beneficial to, and is in the best interests of, the Company and the Shareholders. The ability of the Company to repurchase Shares would also be beneficial to Shareholders who retain their investment in the Company since their proportionate interest in the Company's assets would increase as a result of such repurchases. Further, depending on market conditions and funding arrangements at the time, such repurchases may lead to an enhancement of the net value of the Company and its assets and/or earnings per Share.

Funding of repurchases

Repurchases made pursuant to the Repurchase Mandate would be funded out of funds legally available for the purpose in accordance with the Bye-Laws and the applicable laws of Bermuda.

On the basis of the consolidated financial position of the Company as at 31st March, 2005, being the date to which the latest published audited financial statements of the Company were made up, the Directors consider that if the Repurchase Mandate were to be exercised in full at the current prevailing market value, there might be an adverse impact on the working capital or gearing position of the Company. However, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company as compared with the position disclosed in the latest published audited financial statements or the gearing levels which in the opinion of the Directors are from time to time appropriate for the Company.

General

To the best of their knowledge, having made all reasonable enquiries, none of the Directors nor any of their associates (as defined in the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company.

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the relevant provisions of the Listing Rules and the applicable laws and regulations of Bermuda.

If as a result of a repurchase of Shares, a Shareholder's proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purposes of the Hong Kong Code on Takeovers and Mergers (the "**Takeovers Code**"). Accordingly, a Shareholder, or a group of Shareholders acting in concert (as defined in the Takeovers Code), depending on the level of increase of the Shareholders' interest, could obtain or consolidate control of the Company and hence become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code. To the best knowledge and belief of the Directors, as at the Latest Practicable Date, N.S. Hong Investment (BVI) Limited ("NSH") held approximately 51.65 per cent. of the issued Shares. Subject to the passing of the resolution granting the Repurchase Mandate and on the basis that no further Shares or Warrants are issued or repurchased before the 2005 AGM, in the event that the Directors exercise in full the Repurchase Mandate, the aggregate shareholding of NSH in the Company would increase to approximately 57.39 per cent. of the issued Shares, which would not be expected to give rise to an obligation on the part of NSH to make a mandatory offer under Rule 26 of the Takeovers Code.

The Company had not repurchased any Shares (whether on the Stock Exchange or otherwise) in the six months' period preceding the Latest Practicable Date.

As at the Latest Practicable Date, no connected person (as defined in the Listing Rules) had notified the Company that he had a present intention to sell Shares and/or Warrants to the Company, or had undertaken not to do so, in the event that the Company is authorized to make repurchases of Shares and/or Warrants.

Share and Warrant price

The following table shows the highest and lowest prices at which the Shares and Warrants have been traded on the Stock Exchange during each of the previous 12 months:

	Per Share		Per Warrant	
Month	**Highest traded price** *HK$*	**Lowest traded price** *HK$*	**Highest traded price** *HK$*	**Lowest traded price** *HK$*
2004				
July	1.30	1.19	NA	NA
August	1.27	1.16	NA	NA
September	1.34	1.16	NA	NA
October	1.23	1.11	NA	NA
November	1.35	1.12	NA	NA
December	1.33	1.20	NA	NA
2005				
January	1.34	1.16	NA	NA
February	1.39	1.21	0.330	0.160
March	1.39	1.25	0.315	0.250
April	1.35	1.27	0.270	0.244
May	1.41	1.29	0.290	0.237
June	1.38	1.23	0.280	0.185

NA: Not applicable

Executive Directors

Mr. Ng Swee Hong

Mr. Ng Swee Hong, aged 71, is the founder and chairman of the Company, a director of certain other members of the Group and the non-executive director of Pacific Andes (Holdings) Limited ("PAH"), a subsidiary of the Company whose shares are listed on the Singapore Exchange Securities Trading Limited. He advises on overall policy of the Group and has over 40 years experience in the trading of commodities and other products, including more than 20 years experience in the seafood business.

Mr. Ng is the husband of Madam Teh Hong Eng. He is the father of Mr. Ng Joo Siang, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee.

Save as disclosed herein, Mr. Ng did not hold any directorship in any other listed public companies during the last three years preceding the Latest Practicable Date.

Mr. Ng Joo Siang

Mr. Ng Joo Siang, aged 46, is the managing director of the Company, a director of certain other members of the Group and the former director of PAH. He is responsible for overall corporate policy making, strategic planning, development, investment and management of the Group. Mr. Ng graduated from Louisiana State University, Baton Rouge, Louisiana in the U.S., majoring in international trade and finance, and has over 20 years experience in the trading of seafood products. Prior to joining the Company in 1986, Mr. Ng was involved in the ship agency business and the chartering and operation of ocean-going vessels calling at various Asian ports.

Mr. Ng is the son of Mr. Ng Swee Hong and Madam Teh Hong Eng. He is the brother of Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank and Ms. Ng Puay Yee.

Save as disclosed herein, Mr. Ng did not hold any directorship in any other listed public companies during the last three years preceding the Latest Practicable Date.

Ms. Ng Puay Yee

Ms. Ng Puay Yee, aged 32, is the executive director of the Company, a director of certain other members of the Group and the alternate director of PAH. She is responsible for sourcing frozen seafood products for sale in the PRC market. She is also responsible for the international sales and marketing of frozen seafood products to markets other than the PRC. Ms. Ng graduated from Indiana University at Bloomington, USA. She joined the Group in 1995.

Ms. Ng is the daughter of Mr. Ng Swee Hong and Madam Teh Hong Eng. She is the sister of Mr. Ng Joo Siang, Mr. Ng Joo Kwee and Mr. Ng Joo Puay, Frank.

Save as disclosed herein, Ms. Ng did not hold any directorship in any other listed public companies during the last three years preceding the Latest Practicable Date.

Independent non-executive director

Mr. Yeh Man Chun, Kent

Mr. Yeh Man Chun, Kent, aged 51, is presently the Senior Vice President of Robina Wood Limited, a company involved with the manufacturing and distribution of wood flooring products, with facilities based in Shanghai. Prior to commencing his business activities in Shanghai, up till September 2003, Mr. Yeh had been the managing director of Tai Ping Carpets International Limited ("Tai Ping"), a company listed on the Main Board of The Stock Exchange of Hong Kong Limited. Mr. Yeh joined Tai Ping in 1981, he now remains as one of its non-executive directors. Mr. Yeh received a Bachelor of Science degree in Industrial Engineering from the University of California, Berkeley, U.S.A in 1976. Subsequently, he received a Master of Business Administration degree from the Wharton School of the University of Pennsylvania in 1980.

Save as disclosed above, Mr. Yeh has not held any directorship in listed public companies in the last three years or any position with the Company or its subsidiaries and is not connected with any director, senior management or substantial or controlling shareholder of the Company. He does not have any beneficial interest or short position in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

General information

None of the above Directors (i.e., Mr. Ng Swee Hong, Mr. Ng Joo Siang, Ms. Ng Puay Yee and Mr. Yeh Man Chun, Kent) has entered into any service agreement with the Company. Each of Mr. Ng Swee Hong, Mr. Ng Joo Siang and Ms. Ng Puay Yee is entitled to a fixed monthly salary of HK$10,000, HK$100,000 and HK$80,000 respectively, and is entitled to a bonus payment, provided that such bonus payment does not exceed four times the respective Director's prevailing monthly remuneration on a discretionary basis. Their remuneration package also provide for rent-free accommodation during the continuance of the respective Director's employment as an executive director of PAH. All rates and management fees and other outgoings in respect of such accommodation (including any income tax payable), up to such amount as the board of the directors of PAH may from time to time think fit, shall be paid by PAH. Mr. Yeh Man Chun, Kent does not have a specific term of service and the director's fee was HK$20,000 which was determined by reference to market terms and the qualifications and experience of his.

Save as disclosed below, as at the Latest Practicable Date, none of the above Directors had any interest (i.e., long position) in the shares, underlying shares and/or debentures (as the case may be) of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO,

or was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO:

Director	Number of Shares and Warrants held (long position)				Approximate percentage in the Company's entire issued share capital as at the Latest Practicable Date
	Personal interests	Corporate interests	Family interests	Total interests	
Ng Swee Hong					
– Shares	–	516,227,438 *(note a)*	–	516,227,438	51.65%
– Warrants	–	101,157,087 *(note a)*	–	101,157,087	10.12%
Ng Joo Siang					
– Shares	–	516,227,438 *(note a)*	422,000 *(note b)*	516,649,438	51.69%
– Warrants	–	101,157,087 *(note a)*	84,400 *(note b)*	101,241,487	10.13%
Ng Puay Yee					
– Shares	1,176,000	516,227,438 *(note a)*	–	517,403,438	51.77%
– Warrants	235,200	101,157,087 *(note a)*	–	101,392,287	10.15%

Note:

(a) Ng Swee Hong, Ng Joo Siang and Ng Puay Yee holds a total of 516,227,438 Shares and 101,157,087 Warrants by virtue of its deemed interest in the Shares and Warrants held by N.S. Hong Investment (BVI) Limited.

(b) These Shares and Warrants are held under the name of the spouse of Ng Joo Siang.

Save as disclosed above, none of the above Directors have any other relationship with the Directors, senior management or substantial or controlling shareholders of the Company, and the Board was not, as at the Latest Practicable Date, aware of any other matter relating to the re-election of the above Directors that needs to be brought to the attention of the Shareholders.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Pacific Andes International Holdings Limited (the "Company") will be held at 2:30 p.m. on Thursday, 8th September, 2005 at Chater Room II, Function Room Level (B1), The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong for the following purposes:

Ordinary business

1. To receive and consider the audited consolidated financial statements of the Company and the directors' report and auditors report for the year ended 31st March, 2005.

2. To declare a final dividend for the year ended 31st March, 2005.

3. To re-elect directors of the Company and to authorise the board of the directors of the Company to fix their remuneration.

4. To re-appoint the auditors of the Company and to authorise the board of the directors of the Company to fix their remuneration.

Special business

5. By way of special business, to consider and if thought fit, pass with or without modification the following resolutions numbered I, II, and III, respectively, as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

I. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to issue, allot and deal with shares of HK$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or

* *For identification purposes only*

similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to employees and/or officers of the Company and/or any of its subsidiaries and/or any other eligible participants of any such scheme or arrangement of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company,

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

II. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the aggregate amount of warrants to subscribe for or purchase Shares (or other relevant class of securities) which may be repurchased pursuant to such approval shall not exceed 10 per cent. of the aggregate amount of the warrants (or other relevant class of securities) of the Company outstanding as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

III. "**THAT** conditional upon the passing of the Ordinary Resolutions numbered I and II as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to issue, allot and otherwise deal with Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Ordinary Resolution numbered I above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered II above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of Ordinary Resolution numbered II above."

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

29th July, 2005

Principal place of business in Hong Kong:
Rooms 3201-3210, Hong Kong Plaza
188 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company. A member may not appoint more than 2 proxies to attend on the same occasion.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting on any adjourned meeting should you so wish.

3. A form of proxy for use at the meeting is enclosed herewith.

4. The Register of Members will be closed from Tuesday, 6th September, 2005 to Thursday, 8th September, 2005, both days inclusive, during which period no transfer of shares can be registered.

5. Registered and unregistered holders of warrants who wish to exercise their subscription rights to receive shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the relevant instruments of transfer and subscription forms duly completed and accompanied by the requisite subscription monies with the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 2nd September, 2005.

Bye-Laws 69 to 73 of the Bye-Laws sets out, among other things, the procedure by which Shareholders may demand a poll:

At any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(a) the chairman;

(b) at least 3 members present in person or by proxy or authorised representative for the time being entitled to vote at the meeting;

(c) any member or members present in person or by proxy or authorised representative and holding between them not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(d) any member or members present in person or by proxy or authorised representative and holding Shares conferring a right to attend and vote at the meeting being Shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the Shares conferring that right.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried, or carried unanimously or by a particular majority or lost and an entry to that effect in the book of the proceedings of the Company shall be conclusive evidence of the fact, without proof of the number or proportion of the votes recorded in favour of or against the resolution.

A poll duly demanded on the election of a chairman of a meeting or on a question of adjournment shall be taken forthwith at the meeting and without adjournment. A poll demanded on any other question shall be taken at such time (being not later than 30 days after the date of the demand) and place as the chairman of the meeting directs.

If a poll is duly demanded, it shall (subject as provided in the preceding paragraph) be taken in such manner (including the use of ballot or voting papers or tickets or scrutineers) and at such time and place, not being more than 30 days from the date of the meeting or adjourned meeting at which the poll was demanded, as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded. No notice need be given of a poll not taken immediately. The demand for a poll may be withdrawn with the consent of the chairman at any time before the close of the meeting or the taking of the poll, whichever is the earlier.

All questions submitted to a meeting shall be decided by a simple majority of votes except where a greater majority is required by the Bye-Laws or by the Companies Act 1981 of Bermuda (as amended). In the event of an equality of votes, the chairman of the meeting shall be entitled to a second or casting vote.

The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which a poll has been demanded.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of the Pacific Andes International Holdings Limited (the "Company") will be held at 2:30 p.m. on Thursday, 8th September, 2005 at Chater Room II, Function Room Level (B1), The Ritz-Carlton Hong Kong, 3 Connaught Road Central, Hong Kong for the following purposes:

Ordinary business

1. To receive and consider the audited consolidated financial statements of the Company and the directors' report and auditors report for the year ended 31st March, 2005.
2. To declare a final dividend for the year ended 31st March, 2005.
3. To re-elect directors of the Company and to authorise the board of the directors of the Company to fix their remuneration.
4. To re-appoint the auditors of the Company and to authorise the board of the directors of the Company to fix their remuneration.

Special business

5. By way of special business, to consider and if thought fit, pass with or without modification the following resolutions numbered I, II, and III, respectively, as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

I. "**THAT**:

(a) subject to paragraph (c) below, the exercise by the directors of the Company (the "Directors") during the Relevant Period (as defined in paragraph (d) below) of all the powers of the Company to issue, allot and deal with shares of HK$0.10 each in the capital of the Company (the "Shares") or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which would or might require the exercise of such powers, be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) above shall be in addition to any other authorisations given to the Directors and shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which would or might require the exercise of such powers at any time during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a) above, otherwise than pursuant to:

(i) a Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of rights of subscription or conversion under terms of any warrants issued by the Company or any securities which are convertible into Shares;

(iii) the exercise of any option scheme or similar arrangement for the time being adopted for the grant or issue to employees and/or officers of the Company and/or any of its subsidiaries and/or any other eligible participants of any such scheme or arrangement of Shares or rights to acquire Shares; and

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the bye-laws of the Company,

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means the allotment, issue or grant of Shares pursuant to an offer of Shares open for a period fixed by the Directors to the holders of Shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

II. "**THAT**:

(a) subject to paragraph (b) below, the exercise by the Directors during the Relevant Period (as defined in paragraph (c) below) of all the powers of the Company to repurchase its securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") or on any other stock exchange on which the securities of the Company may be listed and recognised for this purpose by the Securities and Futures Commission and the Stock Exchange under the Hong Kong Code on Share Repurchases and, subject to and in accordance with all applicable laws and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of Shares which may be repurchased pursuant to the approval in paragraph (a) above shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this Resolution and the aggregate amount of warrants to subscribe for or purchase Shares (or other relevant class of securities) which may be repurchased pursuant to such approval shall not exceed 10 per cent. of the aggregate amount of the warrants (or other relevant class of securities) of the Company outstanding as at the date of the passing of this Resolution, and the said approval shall be limited accordingly; and

(c) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required

by the bye-laws of the Company or the Companies Act 1981 of Bermuda (as amended) to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting."

III. "**THAT** conditional upon the passing of the Ordinary Resolutions numbered I and II as set out in the notice of this meeting, the general mandate granted to the Directors to exercise the powers of the Company to issue, allot and otherwise deal with Shares or securities convertible into Shares, or options, warrants or similar rights to subscribe for any Shares, and to make or grant offers, agreements and options which might require the exercise of such powers pursuant to Ordinary Resolution numbered I above be and is hereby extended by the addition to the aggregate nominal amount of the share capital of the Company which may be allotted or agreed conditionally or unconditionally to be allotted by the Directors pursuant to such general mandate of an amount representing the aggregate nominal amount of the share capital of the Company repurchased by the Company under the authority granted pursuant to Ordinary Resolution numbered II above, provided that such amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of Ordinary Resolution numbered II above."

By Order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

29th July, 2005

Principal place of business in Hong Kong:
Rooms 3201-3210, Hong Kong Plaza
188 Connaught Road West
Hong Kong

Notes:

1. Any member of the Company entitled to attend and vote at the meeting convened by the above notice (or at any adjournment thereof) is entitled to appoint a proxy to attend and vote in his stead at the meeting and any such member who is a holder of 2 or more shares in the Company is entitled to appoint more than one proxy to attend and vote in his stead. A proxy need not be a member of the Company. A member may not appoint more than 2 proxies to attend on the same occasion.

2. To be valid, a form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of such power of attorney or authority must be deposited at the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting on any adjourned meeting should you so wish.

3. A form of proxy for use at the meeting is enclosed herewith.

4. The Register of Members will be closed from Tuesday, 6th September, 2005 to Thursday, 8th September, 2005, both days inclusive, during which period no transfer of shares can be registered.

5. Registered and unregistered holders of warrants who wish to exercise their subscription rights to receive shares which will qualify for the proposed final dividend must lodge the relevant warrant certificates together with the relevant instruments of transfer and subscription forms duly completed and accompanied by the requisite subscription monies with the Company's branch share registrar in Hong Kong, Secretaries Limited at Ground Floor, Bank of East Asia Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong, for registration not later than 4:00 p.m. on Friday, 2nd September, 2005.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V. Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

* *For identification purposes only*

"Please also refer to the published version of this announcement in The Standard."



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

ANNOUNCEAMENT OF RESULTS FOR THE YEAR ENDED 31 MARCH 2005

FINANCIAL HIGHLIGHTS	2005	2004	Change
Turnover *(HK$'m)*	5,298	4,393	+20.6%
Operating profit *(HK$'m)*	345	227	+51.7%
Profit attributable to shareholders *(HK$'m)*	163	112	+46.2%
Earnings per share – basic *(HK cents)*	16.3	14.8	+10.1%
Dividend per share *(HK cents)*	5.4	4.9	+10.2%

CONSOLIDATED INCOME STATEMENT

The Board of Directors ("the Directors") of Pacific Andes International Holdings Limited ("Pacific Andes" or the "Company") is pleased to announce the audited consolidated results of the Company and its subsidiaries (the "Group") for the year ended 31 March 2005 as follows:

	Year Ended 31.3.2005 HK$'000	Year Ended 31.3.2004 HK$'000
Turnover	5,298,276	4,393,427
Cost of sales	(4,675,047)	(3,943,102)
Gross profit	623,229	450,325
Other operating income	10,501	13,235
Selling and distribution expenses	(116,472)	(102,909)
Administrative expenses	(155,011)	(127,110)
Other operating expenses	(17,510)	(6,299)
Profit from operations	344,737	227,242
Finance costs	(97,731)	(76,186)
	247,006	151,056
Share of results of associates	(226)	(1,380)
Profit before taxation	246,780	149,676
Taxation	(3,785)	(1,446)
Profit before minority interests	242,995	148,230
Minority interests	(79,767)	(36,600)
Net profit for the year	163,228	111,630
Dividend		
Final dividend proposed	54,409	48,942
Earnings per share		
Basic	HK16.3 cents	HK14.8 cents
Diluted	HK16.3 cents	HK14.3 cents

Notes:

1. ***EARLY APPLICATION OF RECENTLY ISSUED ACCOUNTING STANDARDS***

During the period, the Hong Kong Institute of Certified Public Accountants issued a number of new or revised Hong Kong Accounting Standards ("HKASs") and Hong Kong Financial Reporting Standards ("HKFRSs") (herein collectively referred to as "new HKFRSs") which are effective for accounting periods beginning on or after 1 January 2005 except for HKFRS 3 "Business combinations". The Group has early applied HKAS 31 "Investments in joint ventures" in the financial statements for the year ended 31 March 2005.

HKAS 31 states that a "joint control" exists when the strategic financial and operating decisions relating to the activity require the unanimous consent of the parties sharing control (the venturers). HKAS 31 allows the venturer to recognise its interest in jointly-controlled entities using either:

(a) *Proportionate consolidation – an entity may either:*

(i) combine its share of each of the assets, liabilities, income and expenses of the jointly-controlled entity with the similar items, line by line, in the consolidated financial statements; or

(ii) include *separate line items for its share of the assets,* liabilities, income and expenses of the jointly-controlled entity in the consolidated financial statements; or

(b) Equity method – an entity will initially record its investment in jointly-controlled entities at cost and adjusted thereafter for the post acquisition change in its share of net assets of the jointly-controlled entities.

Proportionate consolidation *that combine its share of assets, liabilities, income* and expenses with similar items, line by line, has been adopted by the Group.

HKFRS 3 is applicable to business combinations for which the agreement date is on or after 1 January 2005. The Group has entered into a sale and purchase agreement for the acquisition of a company – Kyoshoku Co., Ltd. The acquisition was completed upon the fulfilment of the conditions contemplated under the sale and purchase agreement subsequent to the balance sheet date. Therefore, HKFRS 3 did not have any impact on the Group for the year ended 31 March 2005.

The Group has commenced considering the potential impact of the remaining new HKFRSs but is not yet in a position to determine whether these new HKFRSs would have a significant impact on how its results of operations and financial position are prepared and presented. These new HKFRSs may result in changes in the future as to how the results and financial position are prepared and presented.

2. **TURNOVER AND SEGMENT INFORMATION**

The turnover and segment results of the Group analysed by principal activity and geographical market are as follows:

Business segments

Year ended 31 March 2005

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2,729,929	2,320,141	191,884	31,312	25,010	-	5,298,276
Inter-segment sales	-	-	79,730	5,838	-	(85,568)	-
Total	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276

DIVIDEND

The Directors have resolved to recommend the payment of a final dividend of HK5.4 cents per share for the year ended 31 March 2005. The final dividend will be paid to the shareholders whose names appear on the register of members of the Company ("the Register of Members") as at the *close of business on* Thursday, 8 September 2005. Subject to the approval of shareholders in the forthcoming annual general meeting, the final dividend will be paid on 5 October 2005 (2004: HK4.9 cents).

RESULTS

In FY2005, the Group recorded an increase of 20.6% of turnover to HK$5,298 million. The growth was primarily attributable to increasing demand from our existing markets.

Corresponding to the higher sales, the Group recorded improved profitability. Operating profit increased 51.7% from HK$227.2 million in FY2004 to HK$344.7 million in FY2005. Profit attributable to shareholders increased 46.2% from HK$111.6 million in FY2004 to HK$163.2 million in FY2005.

BUSINESS REVIEW

As consumers around the world are becoming increasingly aware of the many nutritional and health benefits of regular consumption of fish and seafood, demand for our products remained strong.

During this financial year, *Pacific Andes made a number of significant developments.* In addition to organic growth, the strategic investments and acquisitions we made created satisfying advancements for the Group and rewarding results for our shareholders. Through our investments we realized seamless operational integration giving us full control of the whole supply chain in frozen seafood operations – from fish resources development (harvest and source), to *processing and distribution to* both wholesalers and retailers.

Our strategy, that began with the acquisition of a 49.9% equity stake in China Fisheries International Limited ("CFIL") by Zhonggang Fisheries Limited, culminated in the acquisition of another 2% direct equity stake by Pacific Andes (Holdings) Limited. This move allowed us to have greater access to raw material *supplies and further enhanced our sourcing* operations, which in turn boosted our operational efficiencies.

During the period under review, the Group also acquired 60% equity interest in Kyoshoku Co., Ltd ("Kyoshoku"), a Japanese seafood processing company. Kyoshoku, a company that has operated for over 50 years, owns three processing plants in Japan, producing mainly seasoned, pickled, smoked and salted fish fillets and other seafood products. *It sells to customers through the fish markets,* food services, supermarkets and wholesale markets. The investment in Kyoshoku will enable us to further penetrate the Japanese market. Additionally, as we will be able to acquire raw materials and sell products directly through it, we will be able to trim distribution costs.

As well as achieving significant operational progress, we also *delivered another set of record results with strong* earnings growth, solid margin enhancement and improvement in our overall financial position.

OPERATIONS REVIEW

Market Analysis

The PRC continues to be Pacific Andes' major revenue contributor, with growth of 19.9% to HK$2,812 million, accounting for 53.1% of its total sales mix for FY2005. The increasingly affluent Chinese population, with its rising purchasing power and emphasis on healthy lifestyle, will continue be a strong market.

In FY2005, Western Europe remained our second largest market, accounting for 20.7%, with sales increasing by 16.6% to HK$1,095 million. Sales to North America increased by 16.1% to HK$1,047 million in FY2005, accounting for 19.8% of our total sales.

Consumers are moving away from fresh fish and smoked and salted fish products in favour of ready-made meals. Convenience food products containing fish are becoming increasingly popular with the younger, working generations who are looking for more ready to eat and easy to use fisheries products. The *preference for these types* of products resulted in a substantial reliance on imports from companies like Pacific Andes to respond to the needs of the Western European and North American markets.

Product Analysis

Seafood Dirision

Fish is widely known to be nutritious, a good source of protein, vitamins and minerals, and recommended as part of a balanced diet.

Founded two decades ago, the seafood division of Pacific Andes has matured to become one of the world's leading processors and suppliers of frozen seafood. This is due to our *ability to source seafood products globally and produce* top quality seafood products at our processing facilities.

In FY2005, the Group sold approximately 312,000 metric tons of frozen seafood products amounting to HK$5,242 million.

Fishing

During FY2005, the Group commenced fishing activities through the acquisition of CFIL. The Group operates 34 fishing *vessels in the Indian Ocean, Pacific* Ocean and Atlantic Ocean, at a total gross tonnage of 39,000 metric tons. The Group harvests and processes a variety of fish species aboard on the sophisticated catcher-processor vessels. As the acquisition of CFIL was only completed on 12 July 2004, the Group was able to recognize only the contribution of CFIL between 13 July 2004 to 31 March 2005. *During the year under review, CFIL harvested and processed about* 48,000 metric tons of fish. It contributed HK$192 million in sales and net profit of HK$34.9 million to the Group.

Sourcing and trading

During the year, the Group sold approximately 220,000 metric tons of frozen fish, compared with last *year's 192,000 metric tons, and sales value increased* by 11.7% to HK$2,730 million. Primarily sold to the PRC market, frozen fish remained the largest contributor to the Group's turnover, accounting for 51.5% of its total sales.

Processing

Sales of fillets and portions increased 23.1% to HK$2,320 million, accounting for 43.8% of the Group's total sales mix. Growth in sales was driven generally by the overwhelming demand for processed seafood from all major markets. In the year under review, the Group sold 92,000 metric tons of frozen fillets and portions.

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$25.0 million. The most popular products among our customers were spinach, broccoli and onions, all of which are vegetable staples.

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales	2,729,929	2,320,141	191,884	31,312	25,010	–	5,298,276
Inter-segment sales	–	–	79,730	5,838	–	(85,568)	–
Total	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276
RESULT							
Segment result	255,784	180,228	81,595	2,781	(3,130)	–	517,258
Unallocated corporate expenses							(172,521)
Profit from operations							344,737
Finance costs							(97,731)
Share of results of associates	693	(919)	–	–	–	–	(226)
Profit before taxation							246,780
Taxation							(3,785)
Profit before minority interests							242,995

Year ended 31 March 2004

	Frozen fish HK$'000	Fillets and portions HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
TURNOVER							
External sales *(Note)*	2,443,095	1,884,316	–	22,378	43,638	–	4,393,427
RESULT							
Segment result	175,498	167,717	–	(366)	4,567	–	347,416
Unallocated corporate expenses							(120,174)
Profit from operations							227,242
Finance costs							(76,186)
Share of results of associates	74	(1,454)	–	–	–	–	(1,380)
Profit before taxation							149,676
Taxation							(1,446)
Profit before minority interests							148,230

Note: There is no inter-segment sales between different business segments for the year ended 31 March 2004.

Geographical segments

The Group's operations are located in the People's Republic of China (the "PRC"), North Amercia, Western Europe, Eastern Europe and East Asia.

The following table provides an analysis of the Group's sales by geographical market, irrespective of the origin of the goods/services:

	Turnover by geographical market 2005 HK$'000	2004 HK$'000
PRC	2,811,822	2,344,402
North America	1,046,583	901,175
Western Europe	1,095,356	939,347
Eastern Europe	28,856	20,313
East Asia	256,689	160,795
Other	58,970	27,395
	5,298,276	4,393,427

3. **PROFIT FROM OPERATIONS**

	2005 HK$'000	2004 HK$'000
Profit from operations has been arrived at after charging:		
Auditors' remuneration	3,739	2,145
Depreciation of property, plant and equipment	28,429	25,472
Amortisation of deferred chartered hire included in cost of sales	16,566	–
Operating lease rentals in respect of:		
– rented premises	6,122	3,091
– charter hire	69,938	–
Exchange loss, net	27	–
Impairment loss on unlisted equity securities	200	–
Cost of inventories included in cost of sales	4,490,595	3,927,763
Retirement benefits scheme contributions	966	724
Other staff costs	94,135	71,679
Crew wages	28,177	–
Total staff costs	123,278	72,403
and after crediting:		
Net rental income after outgoings	[illegible]	[illegible]

4. **TAXATION**

	2005 HK$'000	2004 HK$'000
The charge comprises:		
Profit for the year		
– Hong Kong	7,130	3,156
– other jurisdictions	606	250
(Over)underprovision in prior year		
– Hong Kong	(477)	693
	7,259	4,099
Deferred taxation		
– current year	(3,994)	(2,586)
– attributable to a change in tax rate	–	(67)
	(3,994)	(2,653)
Share of taxation of associates	520	–
Tax charge for the year	3,785	1,446

Hong Kong Profits Tax is calculated at 17.5% of the estimated assessable profits for the year.

Taxation in other jurisdictions are calculated at the rate prevailing in the respective jurisdiction.

As a substantial portion of the Group's profit neither arises in, nor is derived from, Hong Kong and accordingly that portion of profit is not subject to Hong Kong Profits Tax.

5. **DIVIDEND**

	2005 HK$'000	2004 HK$'000
Final dividend:		
Proposed final dividend of HK5.4 cents (2004: HK4.9 cents) per share	54,409	48,942

6. **EARNINGS PER SHARE**

The calculation of the basic and diluted earnings per share for the two years ended 31 March 2005 are based on the following data:

	2005 HK$'000	2004 HK$'000
Earnings for the purposes of calculation of basic and diluted earnings per share	163,228	111,630
Weighted average number of ordinary shares for the purposes of calculation of basic earnings per share	999,268,913	751,839,891
Effect of dilutive potential ordinary shares in respect of		
share options	2,950,694	3,452,731
warrants	–	26,192,888
Weighted average number of ordinary shares for the purposes of calculation of diluted earnings per share	1,002,219,607	781,485,510

Diluted earnings per share in 2005 had not accounted for the conversion of the Company's outstanding warrants as the exercise price of the Company's outstanding warrants was higher than the average market price per share.

Processing

Sales of fillets and portions increased 23.1% to HK$2,320 million, accounting for 43.8% of the Group's total sales mix. Growth in sales was driven generally by the overwhelming demand for processed seafood from all major markets. In the year under review, the Group sold 92,000 metric tons of frozen fillets and portions.

Vegetable and Plantation Division

Sale of vegetables recorded a turnover of HK$25.0 million. The most popular products among our customers were spinach, broccoli and onions, all of which are vegetable staples.

Liquidity and Financial Resources

As of 31 March 2005, our total bank borrowings increased by 53%, from HK$1,323 million in FY2004 to HK$2,029 million. The increase of bank borrowing was used to finance the increase of inventory. Inventory was increased by 58% from HK$888 million in FY2004 to HK$1,404 million in FY2005. Besides having to meet the strong demand in the PRC market and increase in cost of raw materials for fish products, the Group increased inventory to address increased sales orders for our processed products and the anticipated demand from the Japanese market after acquisition of Kyoshoku Co. Limited in April 2005. As a result, inventory turnover period increased from 82 days in FY2004 to 89 days in FY2005. Both inventory and bank borrowings has been reduced significantly in June 2005.

As of 31 March 2005, *our cash on hand amounted to HK$296 million. Net debt to shareholders' equity ratio increased to 96% in FY2005. As both inventory* and bank borrowings reduced significantly in June 2005, our net debt to equity ratio also reduced substantially by end of June 2005.

As the Group does not maintain a significantly open position in any foreign currency at any time, it has minimal exposure to currency risk. In view of the latest announcement of the revaluation of RMB, the Group sees a slight increase over the operating cost. But since the PRC market for frozen fish accounts for half of the total sales, against the improving purchasing power in the PRC, the currency rise is expected to enhance the sales of frozen fish trading. The Group actively protects its foreign currency vulnerabilities through natural hedges, forward contracts and options. Speculative currency transactions are strictly prohibited.

Employees and Remuneration

As at 31 March 2005, the Group had a total of 5,500 employees. Remuneration packages offered to employees are in line with industry standards and reviewed annually. The award of bonuses is decided based on the performance of the individual employee as well as the Group's performance. Other staff benefits include medical allowance and mandatory provident fund. The Company and its non-wholly owned subsidiary, Pacific Andes (Holdings) Limited, each has an employees' share option scheme to allow the granting of share options to selected eligible employees, depending on their contribution to the company.

Environmental Conservation

As a company whose business is sourcing and marketing fish and seafood products, Pacific Andes is keenly aware of its responsibilities to respect fishing quotas, conserve fishing grounds, and to take a lead in encouraging governments and fishing companies globally to adopt these principles. We see this as a long-term commitment to ensure sustainable fisheries are maintained. We are committed to supporting a responsible and efficient fishing industry that is dedicated to striking a balance between consumer demand and conservation of stock for the future. We make sure all our fish caught and sourced, is supported by proper certification and documentation issued by the relevant governmental or other appropriate authorities.

Outlook

Looking ahead, we see a world of opportunity for Pacific Andes.

We have made good progress in our operational integration. The Board is confident that the Group's efforts over the past few years has laid a strong foundation for it to continue to achieve solid growth. We believe that Pacific Andes is well positioned to take advantage of the opportunities to expand and leverage our brands in new and exciting ways over the coming years.

To boost our profit margins and improve our operations we will continue to build our business strategies *on our integrated operating platforms. As we make* use of developing technology, our aim is to create a completely synergetic value chain for each of our main products.

In addition to our current wholesale channels, we also plan to increase market presence of all of our products by distributing directly through retail channels.

Sourcing

Increasing affluence and health consciousness in many of our markets is pushing up demand for seafood products. However, based on the data from the Food and Agriculture Organisation of the United Nations, the compound annual growth rate of the wild-catch supply over the last 20 years is only 1.6%. In order to ensure we provide sufficient and legitimate supply, we plan to strengthen our fishing capability in the Pacific and Atlantic Oceans by exploring strategic alliances with fishing companies that operate in countries with an abundant supply of fish resources.

Processing

As customers worldwide search for viable solutions to their seafood demands in terms of higher quality, lower costs and steady supply, more and more of them are looking to the PRC to serve their needs. We are confident that no other company in the PRC has the scale of Pacific Andes nor are they able to provide such high quality products at competitive prices.

This past year our processing factories in the PRC operated at full capacity. To increase production, primarily for the Japanese market, the Group acquired a processing factory in Qingdao, PRC during June 2005. The new factory offers a monthly production capacity of 500 metric tons. Our ability to produce good quality, low cost products and distribute them through Kyoshoku will increase our sales significantly in Japan.

At the same time, the new Qingdao processing complex will be operational in the second half of 2006. The facility will house processing lines with an annual production capacity of 60,000 metric tons of frozen fish fillets and portions. It will provide sufficient cold storage, and capacity for the processing of value-added products. This will allow us to further expand our product offering. All these initiatives are expected to significantly improve our operational efficiencies and in turn strengthen our position in the global market.

Direct Sales and marketing

To boost our direct sales and marketing coverage, in addition to our existing direct sales and marketing by our US subsidiary, National Fish & Seafood Inc., and the recently acquired of Kyoshoku, we also plan to ally with our customers to sell directly to retailers and to companies that supply to catering services providers. With the well-developed supply chain and processing capability of the Group along with the marketing understanding of our customers in their home countries, it is expected that the combined approach will deliver market-leading innovation and cost effective solutions for customers.

Financing

Our strategy to improve the operational efficiency of our sourcing, processing and logistical operations will require capital investment. This will primarily come from apportioning profits, as well as raising funds externally. The issue of warrants, which will mature by July 2006, will provide additional working capital to support the expansion of the Group, particularly when the new factory begins operation in the second half of 2006. Recently, CFIL made an application to list its shares on the Singapore Stock Exchange. If successful, capital can be raised through this avenue to expand our sourcing ability.

About 95% of the Group's borrowings are short-term. The Group will also look into possibilities to obtain long-term financing to strive for a better financial position for future development.

CLOSURE OF THE REGISTER OF MEMBERS

The Register of Members will be closed from Tuesday, 6 September 2005 to Thursday, 8 September 2005 both days inclusive, during which period no share will be registered. In order to establish the entitlement of shareholders to vote at the 2005 Annual General Meeting, all transfers accompanied by the relevant share certificates must be lodged with the Company's branch registrar in Hong Kong, Secretaries Limited of the G/F, BEA Harbour View Centre, 56 Gloucester Road, Wanchai, Hong Kong by no later than 4:00 p.m. on Monday, 5 September 2005.

PURCHASE, SALE OR REDEMPTION

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the it's listed shares of the Company during the year ended 31 March 2005.

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal control and financial reporting matters including the audited consolidated financial statements for the year ended 31 March 2005.

The members of the Audit Committee are Mr. Lew V. Robert (chairman), Mr. Kwok Lam Kwong, Larry, and Mr. Yeh Man Chun, Kent, the independent non-executive directors of the Company.

CODE OF BEST PRACTICE

The Company has complied throughout the year ended 31 March 2005 with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Code of Best Practice") except that its non-executive directors are not appointed for a specific terms. Pursuant to the bye-laws of the Company, the directors, including non-executive directors of the Company will retire by rotation on an average of every three years and their appointments will be reviewed when they are due for re-election which, in the opinion of the Company, meets the same objective as the guidelines, set out in the Code of Best Practice.

PUBLICATION OF ANNUAL RESULTS ON THE STOCK EXCHANGE

A detailed announcement of annual results of the Group for the year ended 31 March 2005, containing all the information required by paragraphs 45(1) to 45(3) inclusive of Appendix 16 of the Listing Rules of the Stock Exchange of Hong Kong Limited ("SEHK"), will be published on the website of the SEHK in due course.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Lew V Robert, Mr. Kwok Lam Kwong, Larry and Mr. Yeh Man Chun, Kent.

By Order of the Board
Ng Joo Siang
Managing Director

Hong Kong, 25 July 2005

* *For identification purposes only*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

截至二零零五年三月三十一日止年度 業績公佈

財務摘要	二零零五年	二零零四年	變動
營業額（百萬港元）	5,298	4,393	+20.6%
經營溢利（百萬港元）	345	227	+51.7%
股東應佔溢利（百萬港元）	163	112	+46.2%
每股盈利－基本（港仙）	16.3	14.8	+10.1%
每股股息（港仙）	5.4	4.9	+10.2%

綜合收益表

太平洋恩利國際控股有限公司（「太平洋恩利」或「本公司」）董事會（「董事」）欣然公佈本公司及各附屬公司（「本集團」）截至二零零五年三月三十一日止年度之經審核綜合業績如下：

	截至二零零五年三月三十一日止年度 千港元	截至二零零四年三月三十一日止年度 千港元
營業額	5,298,276	4,393,427
銷售成本	(4,675,047)	(3,943,102)
毛利	623,229	450,325
其他經營收入	10,501	13,235
銷售及分銷支出	(116,472)	(102,909)
行政支出	(155,011)	(127,110)
其他經營支出	(17,510)	(6,299)
經營溢利	344,737	227,242
財務支出	(97,731)	(76,186)
	247,006	151,056
所佔聯營公司業績	(226)	(1,380)
除稅前溢利	246,780	149,676
稅項	(3,785)	(1,446)
未計少數股東權益前溢利	242,995	148,230
少數股東權益	(79,767)	(36,600)
本年度淨溢利	163,228	111,630
股息		
建議末期股息	54,409	48,942
每股盈利		
基本	16.3港仙	14.8港仙
攤薄	16.3港仙	14.3港仙

附註：

1. 提早應用近期頒佈之會計準則

   期內，香港會計師公會頒佈多項新訂或經修訂香港會計準則（「香港會計準則」）及香港財務報告準則（「香港財務報告準則」）（本文統稱「新香港財務報告準則」），除香港財務報告準則第3號「業務合併」外，均於二零零五年一月一日或之後開始之會計期間生效。本集團已於截至二零零五年三月三十一日止年度之財務報表提早應用香港會計準則第31號「於合營企業之投資」。

   香港會計準則第31號訂明，當與業務有關之策略財務及營運決定，要求共同享有控制權之各方（資本家）一致同意時，「共同控制」即存在。香港會計準則第31號容許資本家以下列方式確認其於共同控制實體之權益：

   (a) 比例綜合法——家實體可：

   (i) 將其所佔共同控制實體之資產、負債、收入及開支與綜合財務報表內類似項目逐一合併；或

   (ii) 於綜合財務報表分開列載其所佔共同控制實體之資產、負債、收入及開支各項目；或

   (b) 權益法——家實體將初步以其於共同控制實體之投資成本入賬，其後按收購後，其於共同控制實體分佔之資產淨值變動作出調整。

   本集團已採納比例合併法，將其所佔資產、負債、收入及開支與類似項目逐一合併。

   香港財務報告準則第3號適用於訂立日期為二零零五年一月一日或之後之業務合併協議。本集團就收購京食株式會社訂立買賣協議。有關收購已於結算日後在買賣協議所載條件達成時完成，故香港財務報告準則第3號於截至二零零五年三月三十一日止年度並無對本集團造成任何影響。

   本集團已開始考慮其餘新香港財務報告準則之潛在影響，惟尚未確定該等新香港財務報告準則會否對其經營業績及財務狀況之編製及呈報方式造成重大影響。該等新香港財務報告準則或會導致日後業績及財務狀況之編製及呈報方式有變。

2. 營業額及分類資料

   以下為本集團按主要業務及地區市場劃分之營業額及分類業績：

   業務分類

   截至二零零五年三月三十一日止年度

	冷凍魚類 千港元	魚柳及魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	撇銷 千港元	綜合 千港元

6. 每股盈利

   截至二零零五年三月三十一日止兩個年度每股基本及攤薄盈利乃按下列各項計算：

	二零零五年 千港元	二零零四年 千港元
計算每股基本及攤薄盈利之盈利	163,228	111,630
計算每股基本盈利之普通股加權平均數	999,268,913	751,839,891
對攤薄普通股之潛在影響		
認購權	2,950,694	3,452,731
認股權證	–	26,192,888
計算每股攤薄盈利之普通股加權平均數	1,002,219,607	781,485,510

   由於本公司尚未行使之認股權證之行使價較每股平均市價為高，故本公司尚未行使之認股權證之兌換並未計入二零零五年之每股攤薄盈利內。

股息

董事已決議建議派發截至二零零五年三月三十一日止年度之末期股息每股5.4港仙。末期股息將派發予於二零零五年九月八日星期四營業時間結束時名列本公司股東名冊（「股東名冊」）之股東。待股東於應屆股東週年大會上批准後，末期股息將於二零零五年十月五日派發（二零零四年：4.9港仙）。

業績

於二零零五財政年度，本集團之營業額增加20.6%至5,298,000,000港元。營業額增長主要由於本公司的現有市場對冷凍海產之需求增加所帶動。

由於銷售額上升，本集團錄得更佳盈利。經營溢利由二零零四財政年度227,200,000港元增加51.7%至二零零五財政年度344,700,000港元。股東應佔溢利由二零零四財政年度111,600,000港元增加46.2%至二零零五財政年度163,200,000港元。

業務回顧

隨著全球消費者日益注意衡常進食魚類及海產所帶來之多種營養及健康益處，本集團產品之需求持續強勁。

於本財政年度，太平洋恩利作出多項重大發展。除業務增長外，策略性投資及收購為本集團帶來令人滿意之增長，亦為股東帶來理想的業績回報。藉著投資項目，本集團實現完善之業務整合，並得以完全掌握冷凍海產業務－由開發魚類資源（魚穫及採購）以至加工及分銷予批發商及零售商。

本集團之策略從中港漁業有限公司收購中漁國際有限公司（「中漁國際」）49.9%股權開始，其後再由太平洋恩利（控股）有限公司收購中漁國際另外2%直接股本權益。此舉讓本集團獲得更多原材料供應及進一步提升本集團採購業務，從而提升本集團營運效率。

於期內，本集團亦收購了日本海產加工公司京食株式會社（「京食」）60%股本權益，該公司經營超過五十年，於日本擁有三間加工廠，主要生產經調味、醃製、燻製及鹽醃之魚柳，並透過魚市場、食品服務、超級市場及批發市場銷售予客戶。於京食之投資將可讓本集團進一步開拓日本市場。此外，由於本集團將能直接透過京食取得原材料及銷售產品，本集團將能減省分銷成本。

除營運方面取得重大進展外，本集團亦再錄得突破紀錄之業績，盈利增長強勁，邊際利潤穩健提升，集團整體財務狀況均有所改善。

營運回顧

市場分析

中國仍為太平洋恩利的主要收入來源，錄得19.9%增長至2,812,000,000港元，佔二零零五財政年度總銷售額53.1%。中國人民生活趨富庶，消費力逐漸增強，注重健康的生活模式，中國市場將繼續為一強大市場。

於二零零五財政年度，西歐仍為本集團第二大市場，佔總銷售額的20.7%，銷售額上升16.6%至1,095,000,000港元。於二零零五財政年度，北美洲銷售額增加16.1%至1,047,000,000港元，佔本集團總銷售額19.8%。

消費者現正由新鮮魚類以及燻製及鹽醃魚類產品轉為購買預製膳食。含有魚類之便利食品日益受年輕上班一族歡迎，他們追求即食及易於烹調之魚類產品。基於消費者對此類產品之喜好，令西歐及北美洲市場非常依賴如太平洋恩利等公司之進口以應付需求。

產品分析

海產部

眾所周知，魚類營養豐富，含有大量蛋白質、維他命和礦物質，並獲推薦為均衡飲食一部分。

太平洋恩利海產部自二十年前成立以來，經過多年不斷發展，至今已臻成熟，成為世界主要冷凍海產加工商兼供應商之一。此全因本集團能夠在全球採購海產及加工生產頂級海產。

於二零零五財政年度，本集團共售出冷凍海產食品約312,000公噸，達5,242,000,000港元。

捕撈

於二零零五財政年度，本集團透過收購中漁國際開始從事捕撈業務。本集團於印度洋、太平洋及大西洋經營34艘漁船，漁船總排水量達39,000公噸。本集團利用先進之捕魚加工漁船捕撈多種魚類並進行加工。由於收購中漁國際於二零零四年七月十二日方始完成，本集團僅能確認中漁國際於二零零四年七月十三日至二零零五年三月三十一日之貢獻。於年內，中漁國際捕獲及加工約48,000公噸魚類。中漁國際對本集團之銷售額貢獻為192,000,000港元，淨溢利貢獻則為34,900,000港元。

以下為本集團按主要業務及地區市場劃分之營業額及分類業績：

業務分類

截至二零零五年三月三十一日止年度

	冷凍魚類 千港元	魚柳及魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	撇銷 千港元	綜合 千港元
營業額							
對外銷售	2,729,929	2,320,141	191,884	31,312	25,010	–	5,298,276
業務間銷售	–	–	79,730	5,838	–	(85,568)	–
總計	2,729,929	2,320,141	271,614	37,150	25,010	(85,568)	5,298,276
業績							
分類業績	255,784	180,228	81,595	2,781	(3,130)	–	517,258
未分配集團支出							(172,521)
經營溢利							344,737
財務支出							(97,731)
所佔聯營公司業績	693	(919)	–	–	–	–	(226)
除稅前溢利							246,780
稅項							(3,785)
未計少數股東權益前溢利							242,995

截至二零零四年三月三十一日止年度

	冷凍魚類 千港元	魚柳及魚切塊 千港元	捕撈 千港元	船務服務 千港元	蔬菜 千港元	撇銷 千港元	綜合 千港元
營業額							
對外銷售（附註）	2,443,095	1,884,316	–	22,378	43,638	–	4,393,427
業績							
分類業績	175,498	167,717	–	(366)	4,567	–	347,416
未分配集團支出							(120,174)
經營溢利							227,242
財務支出							(76,186)
所佔聯營公司業績	74	(1,454)	–	–	–	–	(1,380)
除稅前溢利							149,676
稅項							(1,446)
未計少數股東權益前溢利							148,230

附註：截至二零零四年三月三十一日止年度各業務分類之間並無任何銷售。

地區分類

本集團業務分佈於中華人民共和國（「中國」）、北美洲、西歐、東歐及東亞各地。

下表載列本集團按市場區域分類的銷售分析（不論貨物／服務來源地）：

	按市場區域分類之營業額 二零零五年 千港元	二零零四年 千港元
中國	2,811,822	2,344,402
北美洲	1,046,583	901,175
西歐	1,095,356	939,347
東歐	28,856	20,313
東亞	256,689	160,795
其他地區	58,970	27,395
	5,298,276	4,393,427

3. 經營溢利

	二零零五年 千港元	二零零四年 千港元
經營溢利已經扣除：		
核數師酬金	3,739	2,145
物業、廠房及設備折舊	28,429	25,472
遞延租賃攤銷，計入銷售成本	16,566	–
經營租賃之租金：		
－承租物業	6,122	3,091
－租賃	69,938	–
匯兌虧損，淨額	27	–
非上市股本證券減值	200	–
存貨成本，計入銷售成本	4,490,595	3,927,763
退休福利計劃供款	966	724
其他員工成本	94,135	71,679
船員工資	28,177	–
總員工成本	123,278	72,403
及已經計入：		
扣除支銷後之淨租金收入	2,617	2,368

4. 稅項

	二零零五年 千港元	二零零四年 千港元
支出包括：		
年內溢利		
－香港	7,130	3,156
－其他司法權區	606	250
以往年度之（超額撥備）撥備不足		
－香港	(477)	693
	7,259	4,099
遞延稅項		
－本年度	(3,994)	(2,586)
－因稅率變化	–	(67)
	(3,994)	(2,653)
應佔聯營公司稅項	520	–
年內稅項支出	3,785	1,446

香港利得稅乃根據年內估計應課稅溢利按17.5%稅率計算。

其他司法權區稅項乃按有關司法權區之適用稅率計算。

本集團大部分溢利並非產生或源自香港，故該部分溢利毋須繳付香港利得稅。

5. 股息

	二零零五年 千港元	二零零四年 千港元
末期股息：		
建議末期股息每股5.4港仙（二零零四年：4.9港仙）	54,409	48,942

於二零零五財政年度，本集團共買賣存貨冷凍魚類約312,000公噸，達5,242,000,000港元

捕撈

於二零零五財政年度，本集團透過收購中漁國際開始從事捕撈業務。本集團於印度洋、太平洋及大西洋經營34艘漁船，漁船

水量達39,000公噸。本集團利用先進之捕魚加工漁船捕撈多種魚類並進行加工。由於收購中漁國際於二零零四年七月十二日

完成，本集團僅能確認中漁國際於二零零四年七月十三日至二零零五年三月三十一日之貢獻。於年內，中漁國際捕獲及加

48,000公噸魚類。中漁國際對本集團之銷售額貢獻為192,000,000港元，淨溢利貢獻則為34,900,000港元。

採購及貿易

年內，本集團共售出約220,000公噸冷凍魚類，去年則為192,000公噸，銷售額增加11.7%至2,730,000,000港元。冷凍魚類主要銷往

市場，並繼續成為貢獻本集團最高營業額的產品，佔總銷售額51.5%。

加工

魚柳及魚切塊的銷售額增加23.1%至2,320,000,000港元，佔本集團總銷售額43.8%。銷售額增長主要源自各個主要市場對加工海產

殷切需求。於年內，本集團售出92,000公噸冷凍魚柳及魚切塊。

蔬菜和種植部

蔬菜銷售錄得營業額25,000,000港元。最受歡迎產品為菠菜、西蘭花和洋蔥，均為主要蔬菜類別。

流動資金及財務資源

於二零零五年三月三十一日，本集團之銀行借貸總額由二零零四財政年度之1,323,000,000港元增加53%至2,029,000,000港元。增加

銀行借貸用作撥付存貨增加。存貨由二零零四財政年度之888,000,000港元增加58%至二零零五財政年度之1,404,000,000港元。除

迎合中國市場龐大需求及魚類產品之原材料成本增加外，本集團增加存貨之原因亦為迎合本集團加工產品之銷售訂單增加，

及預期於二零零五年四月完成收購京食從源自日本市場之需求。因此，存貨週轉期由二零零四財政年度的82日增至二零零五

政年度89日。於二零零五年六月，存貨及銀行借貸均明顯減少。

於二零零五年三月三十一日，本集團手頭現金達296,000,000港元。二零零五年度資產負債比率增至96%。由於在二零零五年六月

貨及銀行借貸均明顯減少，本集團之資產負債比率亦於二零零五年六月底大幅降低。

由於本集團並無任何重大未對沖外幣交易，故本集團所面對之外匯風險甚低。鑑於近期宣佈人民幣升值，本集團之經營成本將

微上升，惟因中國冷凍魚類市場佔總銷售額一半，加上國內採購能力有見改善，故人民幣升值預期可提升冷凍魚類之銷售額。

集團以自然對沖、遠期合約及期權，積極抵禦外匯風險。本集團亦嚴格禁止投機貨幣交易。

僱員及酬金

於二零零五年三月三十一日，本集團僱用合共5,500名僱員。本集團根據行業標準釐定薪酬待遇，並會每年作出檢討。本集團按

僱員個別表現及本集團業績向僱員發放花紅，其他員工福利包括醫療津貼及強制性公積金。本公司及其非全資附屬公司太平洋

恩利（控股）有限公司各設有僱員購股權計劃，可按選定合資格僱員對本公司之貢獻向彼等授出購股權。

環境保護

作為一家從事採購及銷售魚類及海產業務之公司，太平洋恩利深明本身責任，必須遵守捕魚配額、保護漁場，以及奉行鼓勵全球

各地政府及捕魚公司採納此等原則。本集團視此為長期義務，以確保漁場得以持續經營。本集團承諾支持負責任及具效率之捕魚

業，而整個業界未來將致力在消費者需求與保護魚苗間取得平衡。本集團確保捕獲及採購之魚類，均備有相關政府或其他適用機

關所發出之正式證書及文件支持。

展望

展望將來，本集團預期太平洋恩利將有無限商機。

本集團之經營業務整合已取得良好進展。董事會深信，本集團於過去數年作出之努力已成功奠定一個鞏固的基礎，可持續達致貿

貿增長。本集團相信，太平洋恩利正處於有利位置，可於未來數年把握機會以嶄新方法推廣及善用本集團之品牌。

為提高本集團邊際利潤及改善業務運作，本集團將繼續以整合的經營平台為基礎，建立業務策略。本集團利用開發中的技術，致

力以使本集團各主要產品創造全面協同價值為目標。

除本集團現有批發渠道外，本集團亦計劃透過零售渠道直接分銷，以增加旗下所有產品之市場接觸面。

採購

本集團有多個市場之人口日益富庶，保健意識亦日漸提高，帶動海產需求上升。然而，根據聯合國糧食及農業組織數據顯示，過去

二十年海洋捕魚魚獲供應複合年增長率僅為1.6%。為確保本集團具備充裕及合法之海產供應，本集團計劃尋求與在魚類資源豐富

之國家作業的捕撈公司建立策略聯盟，藉此加強其於太平洋及大西洋之捕撈能力。

加工

由於全球客戶均在追求可行的解決方案以達至更高品質、較低價格及更穩定的魚貨供應，以滿足他們對海產的需求，所以愈來愈

多客戶轉向中國尋求所需。本集團深信，中國並無其他規模能與太平洋恩利匹敵，或能夠以較具競爭力的價格提供同樣優質產品

之公司。

過去一年，本集團於中國之加工廠全面投入運作。為提升生產力，本集團於二零零五年六月收購中國青島一所加工廠，主要為供

應日本市場所需。新廠房之每月生產能量為500公噸。本集團能生產優質及價廉的產品並透過京食分銷到日本，將使本集團之日

本銷售額大幅增加。

與此同時，青島之新加工綜合設施將於二零零六年下半年投入運作。該設施將設有年產量達60,000公噸之冷凍魚柳及魚切塊加工

生產線。其將提供足夠冷藏庫及生產力為增值產品加工。此將有利本集團進一步擴展產品種類。預期上述各項積極措施將可大幅

改善本集團之經營效率，從而鞏固本集團於全球市場之地位。

直接分銷及市場推廣

為刺激直接分銷及市場覆蓋率，除本集團英國附屬公司National Fish & Seafood, Inc.進行之現有直接分銷及市場推廣，以及近期收

購京食外，本集團亦計劃與客戶合作，直接售貨予零售商及向飲食服務供應商提供食品之公司。憑藉本集團發展完善之供應鏈及

加工能力，加上客戶對所屬國家的市場瞭解，本集團預期上述雙管齊下策略將為客戶帶來領先市場之創新及具成本效益的解決

方案。

融資

本集團之策略為改善採購、加工及物流業務之經營效率，此策略將需要資本投資。資金將主要來自溢利分配以及外部集資。發行

將於二零零六年七月到期之認股權證將提供額外營運資金，以支持本集團擴展業務需要，特別是於二零零六年下半年當新廠房

[illegible]

撈能力。

本集團約95%借貸為短期借貸。本集團亦將考慮利用長期融資之可能性，務求達致較佳財務狀況以供日後發展。

暫停辦理股東登記

本公司將於二零零五年九月六日星期二至二零零五年九月八日星期四（包括首尾兩日）暫停辦理股東登記手續，期間將不會登記

任何股份過戶。為確定股東於二零零五年度股東週年大會之投票權，所有過戶文件連同有關股票須於二零零五年九月五日星期

一下午四時正前送抵本公司之香港股份過戶登記分處秘書商業服務有限公司，地址為香港灣仔告士打道56號東亞銀行港灣中心

地下。

買賣或贖回

本公司或其任何附屬公司於截至二零零五年三月三十一日止年度內概無買賣或贖回本公司任何上市股份。

審計委員會

審計委員會已與管理層審閱本集團採納之會計原則及慣例，以及討論核數、內部監控及財務申報事宜，包括截至二零零五年三月

三十一日止年度之經審核綜合財務報表。

審計委員會之成員包括本公司獨立非執行董事劉嘉彥先生（主席）、鄭琳廣先生及葉文俊先生。

最佳應用守則

除非執行董事並無特定任期外，本公司於截至二零零五年三月三十一日止年度內一直遵守香港聯合交易所有限公司證券上市規

則附錄14所載最佳應用守則（「最佳應用守則」）之規定。根據本公司之公司細則，本公司董事（包括非執行董事）將平均每三年

輪值告退，而彼等之委任將於重選時再作審定。本公司認為此舉與最佳應用守則訂下之宗旨相同。

於聯交所公佈全年業績

本公司將於適當時候在香港聯合交易所有限公司（「聯交所」）網站刊登本集團截至二零零五年三月三十一日止年度全年詳細業

績公佈，當中載有聯交所上市規則附錄16第45(1)段至45(3)段規定之一切資料。

於本公佈日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培韶女士及鄭乃銘先生；

本公司獨立非執行董事為劉嘉彥先生、鄭琳廣先生及葉文俊先生。

承董事會命
董事總經理
黃裕翔

香港，二零零五年七月二十五日

* 僅供識別

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

The Standard Monday, July 11, 2005

PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太 平 洋 恩 利 國 際 控 股 有 限 公 司 *

(Incorporated in Bermuda with limited liability)
(Stock code: 1174)

POSSIBLE NOTIFIABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY IN RELATION TO THE PROPOSED SPIN-OFF OF CHINA FISHERY GROUP LIMITED ON THE MAIN BOARD OF THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED

Further to the announcement of the Company dated 26 May 2005, the Board is pleased to announce that, on 8 July 2005, CFGL submitted an advance booking form to SGX-ST for an application for permission to deal in, and for quotation of, the shares of CFGL on the Main Board of SGX-ST. The Proposed Spin-off is subject to the requirements under Practice Note 15 and other applicable provisions of the Hong Kong Listing Rules and of SGX-ST Listing Rules. An application to the Stock Exchange for approval of the Proposed Spin-off under Practice Note 15 of the Hong Kong Listing Rules has not yet been submitted to the Stock Exchange.

The Proposed Spin-off, should it proceed, may or may not constitute a notifiable transaction and a material dilution of the Company's interest in a major subsidiary for the Company under Chapter 14 and Chapter 13 of the Hong Kong Listing Rules respectively. The Company will comply with the relevant applicable Hong Kong Listing Rules as and when appropriate.

No final decision has yet been made by the Board as to whether and when the Proposed Spin-off will be launched. There can be no assurance that the approval of the Stock Exchange for the Proposed Spin-off and of SGX-ST for permission to deal in, and for quotation of, the shares of CFGL will be granted. Further announcement(s) will be made by the Company in relation to the Proposed Spin-off if and when appropriate.

Shareholders, Warrantholders and potential investors should note that the Proposed Spin-off is subject to, among other things, the final decision of the Board and the board of directors of PAH and, if required, the approvals from the Shareholders of the Company and approval by the Stock Exchange and SGX-ST, and therefore may or may not proceed. Accordingly, Shareholders, Warrantholders and potential investors are reminded to exercise caution when dealing in the Shares and the Warrants.

INTRODUCTION

This announcement is made pursuant to Rule 13.09 and Paragraph 3(g) of Practice Note 15 of the Hong Kong Listing Rules. As disclosed in the Company's announcement dated 26 May 2005, CFIL, an indirect subsidiary of the Company intends to seek, a listing on SGX-ST. The Board is pleased to announce that, on 8 July 2005, CFGL, the listing vehicle which has become the holding company of CFIL on 28 June 2005 submitted an advance booking form to SGX-ST for an application for permission to deal in, and for quotation of the shares of CFGL on the Main Board of SGX-ST. The Proposed Spin-off is subject to the requirements under Practice Note 15 and other relevant provisions of the Hong Kong Listing Rules and the requirements of the SGX-ST Listing Rules. An application to the Stock Exchange for approval of the Proposed Spin-off under Practice Note 15 of the Hong Kong Listing Rules has not yet been submitted to the Stock Exchange.

INFORMATION ON CFGL

The PAIH Group is principally engaged in the business of global sourcing, further processing on shore and international distribution of frozen seafood products, provision of shipping agency services and the cultivation, processing and supply of vegetables.

PAH, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on the SGX-ST, is a subsidiary of the Company in which the Company is interested in approximately 65% of its issued share capital.

The PAH Group is principally engaged in the global sourcing, transportation and supply of frozen seafood products and the cultivation, processing and supply of vegetables. CFIL is an indirect subsidiary of the Company and PAH. CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels. CFGL has become the holding company of CFIL on 28 June 2005.

As at the date hereof, the Company's indirect attributable interest in CFGL is approximately 24.0% and the shareholding structure of CFGL is as follows:



PAIH
65%
PAH
70%
100%
Zhonggang
Golden Target
Jade China
49.9%
2%
48.1%
Super Investment
100%
CFGL
100%
CFIL
Subsidiaries of CFIL

Details in respect of the Proposed Spin-off, including the size and structure of the Share Offer, the extent of the reduction in shareholding of the Company in CFGL and the expected timetable, have not yet been finalized. A further announcement will be made by the Company as soon as practicable under the Hong Kong Listing Rules after the structure of the Proposed Spin-off is finalized. The Company has not yet determined as to whether assured entitlement of the shares of CFGL will be given to the Shareholders pursuant to the Proposed Spin-off.

REASONS FOR AND BENEFITS OF THE PROPOSED SPIN-OFF

The Board believes that the separate listing of CFGL will provide CFGL direct access to the capital market for equity and/or debt financing, and the value of the CFGL would be more distinct, recognizable and easier to realize. The Proposed Spin-off will also enhance the transparency of the performance of CFGL's business as well as its decision-making process and improve its responsiveness to market changes. The Board expects that CFGL, by having a separate management team, will be able to prosper independently.

The Board believes that the Proposed Spin-off will be beneficial to the Shareholders because the Company will be able to realize the value of its investments in CFGL, enhance the value of its Shares as CFGL, an indirect subsidiary of the Company, continues to grow after the Proposed Spin-off, as well as focus on developing the Company's main business.

CONDITIONS PRECEDENT FOR THE PROPOSED SPIN-OFF

The Proposed Spin-off will primarily be conditional on the following:

(a) the Stock Exchange granting approval for the Proposed Spin-off and all applicable compliance requirements under the Hong Kong Listing Rules being fulfilled;

(b) SGX-ST granting the permission to deal in, and for the quotation of the shares of CFGL in issue and to be issued under the Share Offer and all applicable compliance requirements under the SGX-ST Listing Rules being fulfilled;

(c) the terms and structure of the Share Offer being agreed among PAH, CFGL and the underwriters in respect of the Share Offer; and

(d) the Shareholders of the Company approving the Proposed Spin-off, if required by the Hong Kong Listing Rules.

If the above conditions are not fulfilled, the Proposed Spin-off will not proceed and the Stock Exchange will be notified immediately and an announcement will be published by the Company as soon as practicable thereafter.

POSSIBLE NOTIFIABLE TRANSACTION AND MATERIAL DILUTION OF INTEREST IN A MAJOR SUBSIDIARY

Upon completion of the Proposed Spin-off, CFGL will remain an indirect subsidiary of the Company.

The Proposed Spin-off, should it proceed, may or may not constitute a notifiable transaction and a material dilution of the Company's interest in a major subsidiary for the Company under Chapter 14 and Chapter 13 of the Hong Kong Listing Rules respectively. The Company will comply with the relevant applicable Hong Kong Listing Rules as and when appropriate.

GENERAL

No final decision has yet been made by the board of PAH as to whether and when the Proposed Spin-off will be launched. There can be no assurance that the approval of the Stock Exchange for the Proposed Spin-off and of SGX-ST for the permission to deal in, and for the quotation of the shares of CFGL will be granted. Further announcement(s) will be made by the Company in relation to the Proposed Spin-off as and when appropriate.

Shareholders, Warrantholders and potential investors should note that the Proposed Spin-off is subject to, among other things, the final decision of the Board and, if required, the approvals from the Shareholders of the Company, the Stock Exchange and SGX-ST, and may or may not proceed. Accordingly, Shareholders, Warrantholders and potential investors are reminded to exercise caution when dealing in the Shares and the Warrants.

DEFINITIONS

"Board"	The board of Directors of the Company
"CFGL"	China Fishery Group Limited, a company incorporated under the laws of Cayman Islands on 14 April 2000, which will be the listing vehicle and which is the holding company of CFIL upon completion of a pre-listing reorganization
"CFIL"	China Fisheries International Limited in which PAH is interested in approximately 51.9%
"Company"	Pacific Andes International Holdings Limited, an exempted company incorporated in Bermuda with limited liability, whose Shares are listed on the Main Board of the Stock Exchange
"Directors"	Directors of the Company
"Golden Target"	Golden Target Pacific Limited, a company incorporated in the British Virgin Islands and a wholly owned subsidiary of PAH
"Hong Kong"	The Hong Kong Special Administrative Region of the People's Republic of China
"Hong Kong Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Jade China"	Jade China Investments Limited, a company incorporated in Samoa
"PAH"	Pacific Andes (Holdings) Limited, a company incorporated in Bermuda with limited liability, whose shares and warrants are listed on the SGX-ST, and a subsidiary of the Company in which the Company is interested in approximately 65% of its issued share capital
"PAH Group"	PAH and its subsidiaries
"PAIH Group"	The Company and its subsidiaries
"Proposed Spin-off"	The proposed separate listing of the shares of CFGL on the Main Board of SGX-ST
"SGX-ST"	The Singapore Exchange Securities Trading Limited
"SGX-ST Listing Rules"	The rules and provisions of the Listing Manual of SGX-ST
"Share(s)"	Ordinary share(s) of HK$0.10 each in the capital of the Company
"Shareholders"	Shareholders of the Company
"Share Offer"	The proposed offer of the shares in CFGL for subscription to the public in Singapore and the placing of the shares in CFGL with certain professional and institutional investors, in connection with the Proposed Spin-off
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Super Investment"	Super Investment Limited, a company incorporated under the laws of Cayman Islands
"Warrants"	Warrants issued by the Company and listed on the Stock Exchange whose trading commenced on 1 February 2005
"Warrantholders"	Holders of the Warrants
"Zhonggang"	Zhonggang Fisheries Limited, a company incorporated in the British Virgin Islands and a 70% owned subsidiary of PAH
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

By order of the Board
Pacific Andes International Holdings Limited
Ng Joo Siang
Managing Director

Hong Kong, 8 July 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nui Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）
（股份代號：1174）

有關中漁集團有限公司
於新加坡證券交易所有限公司主板分拆獨立上市之建議
而可能發生之須予公佈的交易及
於主要附屬公司之權益被重大地攤薄

繼本公司於二零零五年五月二十六日刊發公佈後，董事會欣然公佈於二零零五年七月八日，中漁集團向新加坡證券交易所呈交排期申請表格，申請批准中漁集團股份在新加坡證券交易所主板買賣及報價。分拆建議須符合香港上市規則應用指引第15項和香港上市規則及新加坡證券交易所上市規則其他適用條文之規定。本公司尚未向聯交所遞交根據香港上市規則應用指引第15項就批准分拆建議而向聯交所作出之申請。

根據香港上市規則第14章及第13章之規定，倘分拆建議得以進行，其會否分別構成本公司之一項須予公佈的交易及本公司於主要附屬公司的權益被重大地攤薄實屬未知之數。本公司將於有需要時遵行香港上市規則之有關適用規定。

董事會尚未就是否進行及何時進行分拆建議作出最後決定。目前還不能肯定聯交所會否批准分拆建議以及新加坡證券交易所會否批准中漁集團股份買賣及報價。本公司將於適當時候就分拆建議再作公佈。

股東、認股權證持有人及有興趣之投資者務請注意，分拆建議須待（其中包括）董事會及恩利控股董事會之最後決定，以及（如有需要）本公司股東之批准、聯交所及新加坡證券交易所之批准方可作實。故此，分拆建議會否進行仍屬未知之數。因此，股東、認股權證持有人及有興趣之投資者在買賣股份及認股權證時，務請審慎行事。

緒言

本公佈乃遵照香港上市規則第13.09條及應用指引第15項第3(g)段而作出。誠如本公司於二零零五年五月二十六日之公佈所披露，本公司之間接附屬公司中漁國際擬尋求於新加坡證券交易所上市。董事會欣然公佈，於二零零五年七月八日，上市工具中漁集團（於二零零五年六月二十八日起成為中漁國際之控股公司）已向新加坡證券交易所呈交排期申請表格，申請批准中漁集團股份在新加坡證券交易所主板買賣及報價。分拆建議須符合香港上市規則應用指引第15項、其他適用之香港上市規則條文以及新加坡證券交易所上市規則之規定。本公司尚未向聯交所遞交根據香港上市規則應用指引第15項就批准分拆建議而向聯交所作出之申請。

有關中漁集團之資料

太平洋恩利集團之主要業務為環球採購、岸上再加工與國際性冷凍海鮮食品分銷，提供船務代理服務，種植、加工及蔬菜供應。

恩利控股乃於百慕達註冊成立之有限公司，其股份及認股權證在新加坡證券交易所上市。其為本公司之附屬公司，本公司於其已發行股本中擁有約65%權益。

恩利控股集團之主要業務為環球採購、運輸、供應冷凍海鮮食品，以及種植、加工及蔬菜供應。中漁國際為本公司及恩利控股之間接附屬公司。中漁國際主要從事捕漁活動及為漁船提供捕漁管理服務。中漁集團已於二零零五年六月二十八日成為中漁國際之控股公司。

截至本公佈刊發日期，本公司於中漁集團之間接應佔權益約為24.0%。中漁集團之股權架構如下：

本公司
↓ 65%
恩利控股
├ 70% → 中港
└ 100% → Golden Target

中港 —49.9%→ Super Investment
Golden Target —2%→ Super Investment
發華 —48.1%→ Super Investment

Super Investment
↓ 100%
中漁集團
↓ 100%
中漁國際
↓
中漁國際之附屬公司

分拆建議之詳細定案，包括股份發售之規模與結構、本公司減持中漁集團之幅度及預定時間表等，目前仍未落實。本公司將根據香港上市規則之規定於切實可行範圍內盡快於分拆建議之結構落實後再作公佈。本公司尚未決定會否根據分拆建議向股東提供中漁集團股份之保證配額。

進行分拆建議之原因及好處

董事會相信，中漁集團若獨立上市，將可直接參與資本市場，進行股本及／或債務融資。中漁集團之價值將會更加明顯可見，也將較為容易體現。此外，分拆建議亦將提高中漁集團業務表現及其決策過程之透明度，也可增強其應應市場變化之能力。董事會預期，藉著一支獨立的管理團隊，中漁集團將可獨立成功發展。

董事會相信，分拆建議將會對股東有利，因為本公司將可體現其於中漁集團之投資價值，其股份價值將會隨著中漁集團（本公司之間接附屬公司）在進行分拆建議後持續增長而有所提升，同時可專注發展本公司之主要業務。

分拆建議之先決條件

分拆建議之主要完成條件如下：

(a) 聯交所批准分拆建議及香港上市規則中之所有適用監察規定均獲履行；

(b) 新加坡證券交易所批准在股份發售中已發行及將予發行之股份進行買賣及報價，以及新加坡證券交易所上市規則中之所有適用監察規定均獲履行；

(c) 恩利控股、中漁集團及包銷商就股份發售之條款及結構達成協議；及

(d) 本公司股東批准分拆建議（如香港上市規則有所規定）。

倘上述條件未能達成，則分拆建議將不會繼續進行。屆時本公司將會即時知會聯交所，並於其後在切實可行之情況下盡快刊發公佈。

可能發生之須予公佈的交易及於主要附屬公司權益被重大地攤薄

待分拆建議完成後，中漁集團將仍為本公司之間接附屬公司。

根據香港上市規則第14章及第13章之規定，倘分拆建議得以進行，其會否分別構成本公司之一項須予公佈的交易及本公司於主要附屬公司的權益被重大地攤薄實屬未知之數。本公司將於有需要時遵行香港上市規則之有關適用規定。

一般資料

恩利控股董事會尚未就是否進行及何時進行分拆建議作出最後決定。目前還不能肯定聯交所會否批准分拆建議及新加坡證券交易所會否批准中漁集團股份買賣及報價。本公司將於適當時候就分拆建議再作公佈。

股東、認股權證持有人及有興趣之投資者務請注意，分拆建議須待（其中包括）董事會之最後決定，以及（如有需要）本公司股東之批准、聯交所及新加坡證券交易所之批准方可作實。故此，分拆建議會否進行仍屬未知之數。因此，股東、認股權證持有人及有興趣之投資者在買賣股份及認股權證時，務請審慎行事。

釋義

「董事會」	指	本公司董事會
「中漁集團」	指	中漁集團有限公司，於二零零零年四月十四日根據開曼群島法律註冊成立之公司，其將成為上市工具，並於上市前架構重組完成後成為中漁國際之控股公司
「中漁國際」	指	中漁國際有限公司，恩利控股擁有其約51.9%權益
「本公司」	指	太平洋恩利國際控股有限公司，於百慕達註冊成立之獲豁免有限公司，其股份在聯交所主板上市
「董事」	指	本公司董事
「Golden Target」	指	Golden Target Pacific Limited，於英屬處女群島註冊成立之公司，並為恩利控股之全資附屬公司
「香港」	指	中華人民共和國香港特別行政區
「香港上市規則」	指	聯交所證券上市規則
「發華」	指	發華投資有限公司，於薩摩亞註冊成立之公司
「恩利控股」	指	太平洋恩利（控股）有限公司，於百慕達註冊成立之有限公司，其股份及認股權證在新加坡證券交易所上市。其為本公司之附屬公司，本公司於其已發行股本中擁有約65%權益
「恩利控股集團」	指	恩利控股及其附屬公司
「太平洋恩利集團」	指	本公司及其附屬公司
「分拆建議」	指	中漁集團股份於新加坡證券交易所獨立上市之建議
「新加坡證券交易所」	指	新加坡證券交易所有限公司
「新加坡證券交易所上市規則」	指	新加坡證券交易所上市手冊之規則及規定
「股份」	指	本公司股本中每股面值0.10港元之普通股
「股東」	指	本公司股東
「股份發售」	指	就分拆建議而向新加坡公眾人士提呈發售中漁集團股份以供認購，以及向若干專業及機構投資者配售中漁集團股份之建議
「聯交所」	指	香港聯合交易所有限公司
「Super Investment」	指	Super Investment Limited，根據開曼群島法律註冊成立之公司
「認股權證」	指	由本公司發行並於聯交所上市之認股權證，其自二零零五年二月一日起開始買賣
「認股權證持有人」	指	認股權證之持有人
「中港」	指	中港漁業有限公司，於英屬處女群島註冊成立之公司，並為恩利控股擁有70%權益之附屬公司
「港元」	指	港元，香港之法定貨幣

承董事會命
太平洋恩利國際控股有限公司
董事總經理
黃裕翔

香港，二零零五年七月八日

於本公佈發表日期，本公司之執行董事為黃連豐先生、黃裕翔先生、鄭鳳英女士、黃裕佳先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

* *僅供識別*

The Standard Thursday, June 23, 2005



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

CLARIFICATION ANNOUNCEMENT

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

The Directors wish to clarify certain articles published in three Chinese dailies regarding a High Court writ issued against the Company.

The Directors of the Company refer to the three articles published in the Oriental Daily, Sing Tao and The Sun on 22 June 2005 (the "Articles") concerning a writ issued by Feoso (Singapore) Private Limited ("Feoso") against the Company, Ng Joo Thieng ("Mr. Ng"), Jerry Tse ("Mr. Tse") and Ever Bright Energy Co. Ltd ("Ever Bright").

The Directors confirm that Feoso has, on 20 June 2005, issued a High Court writ of summons (the "Writ") claiming damages in the sum of approximately US$3.7 million (equivalent to approximately HK$28.9 million) (the "Claim") in connection with a certain sale of heavy crude oil by Ever Bright to Feoso in September 1999 which Feoso claimed it did not receive. The defendants of the Writ are as described in the Articles. The Writ has not been served on the Company, Mr. Ng or Mr. Tse.

Ever Bright was an indirect wholly-owned subsidiary of Pacific Andes (Holdings) Limited ("PAH"). PAH is a company listed on the Singapore Exchange Securities Trading Limited and is a 64.8% subsidiary of the Company. Ever Bright ceased to be a subsidiary of PAH in January 2000. Both Mr. Ng and Mr. Tse are employees of the Company but neither of them is a Director of the Company.

The Directors confirm that the contents of the Articles are materially correct, insofar as they report what is contained in the Writ. However, the Directors believe that Feoso has no grounds to bring proceedings against the Company which was not a party to the contract between Ever Bright and Feoso. The Directors also note that Feoso has waited nearly six years before taking actions against the Company. The Directors, having taken legal advice, believe that the Claim is unfounded and shall defend the Claim vigorously. Further announcement will be made, if appropriate.

As the Claim is relatively small compared to the net assets of the Company, the Directors do not consider the Claim to have a material impact on the financials or business of the Company.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 22 June 2005

Exchange rate used in this announcement: US$1.00 = HK$7.80.

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港經濟日報

2005年6月23日　星期四



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)

(股份代號：1174)

澄清公布

本公布是根據上市規則第13.09條作出。

董事謹此澄清刊登於三份中文日報內有關本公司收到高等法院傳訊令狀(「令狀」)之若干報導。

本公司董事茲提述於二零零五年六月二十二日刊登於東方日報、星島日報及太陽報之三篇報導(「該等報導」)，內容有關Feoso (Singapore) Private Limited(「Feoso」)向本公司、黃裕騰、謝育昌及Ever Bright Energy Co. Ltd(「Ever Bright」)發出令狀。

董事確認，Feoso已於二零零五年六月二十日發出高等法院令狀，就Ever Bright於一九九九年九月向Feoso銷售原油，而Feoso聲稱並無收到該等原油，因而申索3,700,000美元(相等於約28,900,000港元)損害賠償(「申索」)。令狀之被告與報導所載相同。令狀並無送交本公司、黃裕騰或謝育昌。

Ever Bright為太平洋恩利(控股)有限公司(「太平洋恩利控股」)之間接全資附屬公司。太平洋恩利控股於新加坡證券交易所有限公司上市，為本公司擁有64.8%權益之附屬公司。Ever Bright於二零零零年一月起不再為太平洋恩利控股之附屬公司。黃裕騰或謝育昌均為本公司僱員，但並非本公司之董事。

董事確認，於該等報導與令狀所載內容大致一致。然而，董事相信Feoso無理據向本公司提出法律訴訟因為本公司並非Ever Bright與Feoso所簽訂合約之訂約方。董事亦注意到，Feoso已等待接近六年方向本公司採取法律行動。董事於諮詢法律意見後相信，該申索並無理據支持，故此將就該申索作出強烈抗辯。本公司將於適當時候另行作出公布。

由於該申索與本公司資產淨值相比實屬輕微，董事認為該申索不會對本公司財務狀況或業務構成重大影響。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年六月二十二日

本公布所採用匯率為1.00美元兑7.80港元。

於本公布發表日期，本公司執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司獨立非執行董事郭琳廣先生、劉嘉彥先生及葉文俊先生。

* *僅供識別*

The Standard Friday, May 27, 2005

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(Incorporated in Bermuda with limited liability)

(Stock Code: 1174)

ANNOUNCEMENT

PROPOSED LISTING OF AN INDIRECT SUBSIDIARY OF THE COMPANY

PAH, a subsidiary of the Company (in which the Company is interested in approximately 65% of its issued share capital), published an announcement in Singapore on 26 May 2005 regarding the proposed listing of CFIL, a subsidiary of PAH (in which PAH is interested in approximately 51.9% of its issued share capital) and an indirect subsidiary of the Company.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Hong Kong Listing Rules.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Hong Kong Listing Rules**").

The Board of Directors (the "**Directors**") of Pacific Andes International Holdings Limited (the "**Company**") wishes to announce that Pacific Andes (Holdings) Ltd. ("**PAH**"), a subsidiary of the Company (in which the Company is interested in approximately 65% of its issued share capital), whose shares and warrants are listed on the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), published the following announcement in Singapore on 26 May 2005:

1. **Introduction**

   The board of directors of PAH wishes to announce that its subsidiary (in which PAH is interested in approximately 51.9% of its issued share capital), China Fisheries International Limited ("**CFIL**") intends to seek a listing ("**Proposed Listing**") on the mainboard of the SGX-ST.

   CFIL has appointed a manager to assist in the Proposed Listing.

2. **Rationale**

   The directors of the PAH believe that the listing of CFIL will strengthen the financial position and business prospects of CFIL. A separate listing for CFIL will enable:

   (a) CFIL to gain financial autonomy and directly tap the capital market to fund its business expansion; and

   (b) investors to evaluate the business of CFIL independently and separately from that of PAH, thus better reflecting the underlying value and growth potential of CFIL.

   In addition, with CFIL having financial autonomy and direct access to the capital market, PAH will be better placed to utilise its resources for its own business and expansion.

3. **Miscellaneous**

   As the Proposed Listing is at a preliminary stage and there is no certainty of a successful listing of CFIL, shareholders should exercise caution when dealing in the shares of PAH. PAH will make further announcements on the details of the Proposed Listing when appropriate.

   Pursuant to the Rule 13.09(2) of the Hong Kong Listing Rules, the above announcement published by PAH must be simultaneously disclosed and released in Hong Kong.

   The eventual listing of CFIL has to go through many approval procedures and requirements as set out in the listing rules of SGX-ST. As at the date of this announcement, no applications has been submitted to the SGX-ST in respect of the Proposed Listing.

   In respect of the Proposed Listing, the Directors hold the same view as the directors of PAH as set out above in paragraph 2 headed "Rationale", believing that the listing of CFIL will strengthen the financial position and business prospects of CFIL. In respect of the Proposed Listing, the Company will ensure compliance with the Hong Kong Listing Rules and the relevant listing rules of SGX-ST and will make further announcements on the details of the Proposed Listing when appropriate.

By order of the Board
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 26 May 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.

* *For identification purpose only*

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因為本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司*

（於百慕達註冊成立之有限公司）

（股份代號：1174）

公佈

本公司一家間接附屬公司之上市建議

> 本公司於其已發行股本擁有約65%權益的附屬公司恩利控股於二零零五年五月二十六日就恩利控股附屬公司（恩利控股於其已發行股本擁有約51.9%權益）及本公司間接附屬公司中漁國際之上市建議在新加坡刊發公佈。
>
> 本公佈乃根據香港上市規則第13.09條之披露規定作出。

本公佈乃根據香港聯合交易所有限公司證券上市規則（「香港上市規則」）第13.09條之披露規定作出。

太平洋恩利國際控股有限公司（「本公司」）董事會（「董事會」）謹此宣佈，本公司附屬公司太平洋恩利（控股）有限公司（「恩利控股」，本公司於其已發行股本擁有約65%權益，其股份及認股權證於新加坡證券交易所有限公司（「新加坡證券交易所」）上市）已於二零零五年五月二十六日在新加坡刊發以下公佈：

1. **緒言**

   恩利控股董事會謹此宣佈，其附屬公司中漁國際有限公司（「中漁國際」，恩利控股於其已發行股本擁有約51.9%權益）擬尋求於新加坡證券交易所主板上市（「上市建議」）。

   中漁國際已委任一名經辦人協助進行上市建議。

2. **上市理由**

   恩利控股董事相信，中漁國際上市將鞏固其財政狀況及業務前景。中漁國際分拆上市將讓：

   (a) 中漁國際擁有財政自主權及直接涉足資本市場，為其業務擴充提供資金；及

   (b) 投資者可將中漁國際之業務與恩利控股之業務分開而作出獨立評估，從而更妥善反映中漁國際之相關價值及增長潛力。

   此外，隨著中漁國際擁有財政自主權及直接涉足資本市場，恩利控股將可更妥善運用其資源，發展本身業務及進行擴充。

3. **其他事項**

   由於上市建議處於初步階段，並不確定中漁國際可成功上市，股東於買賣恩利控股之股份時務請審慎行事。恩利控股將於適當時候就上市建議之詳情另作公佈。

   根據香港上市規則第13.09(2)條，恩利控股以上的公佈必須同時在香港披露及發放。

   中漁國際還要通過很多審批程序及符合新加坡證券交易所訂定之上市規則才能成功上市。於本公佈發表日期，並無就上市建議向新加坡證券交易所提出申請。

   就上市建議而言，董事與恩利控股董事持有如上文「上市理由」一節第2段所載之相同意見，相信中漁國際上市將鞏固其財政狀況及業務前景。就上市建議而言，本公司將確保符合香港上市規則及相關的新加坡證券交易所上市規則並會於適當時候就上市建議之詳情另作公佈。

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年五月二十六日

於本公佈發表日期，本公司之執行董事為黃垂豐先生、黃裕翔先生、鄭鳳英女士、黃裕桂先生、黃裕培先生、黃培圓女士及鄭乃銘先生；本公司之獨立非執行董事為郭琳廣先生、劉嘉彥先生及葉文俊先生。

* *僅供識別*



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED

太平洋恩利國際控股有限公司 *

(Incorporated in Bermuda with limited liability)

(Stock code: 1174)

ANNOUNCEMENT IN RELATION TO THE UNAUDITED RESULTS FOR THE YEAR ENDED 31 MARCH 2005 OF PACIFIC ANDES (HOLDINGS) LIMITED

The Board of Directors ("Directors") of Pacific Andes International Holdings Limited (the "Company") is pleased to announce the unaudited consolidated results of Pacific Andes (Holdings) Limited ("PAH"), the Company's 65% owned subsidiary, the shares and warrants which are listed on the Singapore Exchange Securities Trading Limited, and its subsidiaries (the "PAH Group") for the year ended 31 March 2005.

This announcement is a reproduction of the announcement made by PAH pursuant to the Listing Manual of the Singapore Exchange Securities Trading Limited on 26 May, 2005. Hereinbelow is the unaudited consolidated results of PAH and the PAH Group for the year ended 31 March 2005, which is made pursuant to the disclosure obligation under Rule 13.09 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The financial statements and consolidated financial statements of PAH and the PAH Group are properly drawn up in accordance with the provision of the Singapore Financial Reporting Standards and are released in the web site of www.sgx.com of the Singapore Exchange Securities Trading Limited on 26 May, 2005.

1(a) An income statement (for the PAH Group) together with a comparative statement for the corresponding period of the immediately preceding financial year

Income Statement for the year ended 31 March 2005

	PAH Group Year ended 31.03.2005 HK$'000	31.03.2004 HK$'000	Increase %
Revenue	2,892,035	2,470,000	17.1
Cost of sales	(2,575,157)	(2,276,356)	13.1
Gross profit	316,878	193,644	63.6
Other operating income	3,513	2,505	40.2
Selling and distribution expenses	(32,121)	(17,791)	80.5
Administrative expenses	(54,260)	(44,082)	23.1
Other operating expenses	(5,086)	(795)	539.7
Profit from operations	228,924	133,481	71.5
Finance costs	(49,277)	(40,688)	21.1
	179,647	92,793	93.6
Share of results of associates	693	74	836.5
Profit before taxation	180,340	92,867	94.2
Taxation	(3,473)	(2,521)	37.8
Profit after taxation	176,867	90,346	95.8
Minority interests	(22,183)	-	NM
Net profit for the year	154,684	90,346	71.2

	PAH Group Year ended 31.03.2005 HK$'000	31.03.2004 HK$'000	Increase/ (decrease) %
Other operating income (expenses) including interest income	3,513	2,505	40.2
Interest on borrowings	(49,277)	(40,688)	21.1
Depreciation	(6,191)	(6,819)	(9.2)
Foreign exchange gain	611	672	(9.1)
Adjustment for over (under) provision of tax in respect of prior years	543	(550)	(198.7)
Loss on disposal of property, plant and equipment	(1,973)	(11)	17,836.4
Compensation on early termination of lease agreement	(3,113)	-	NM
Allowance for inventories	(2,087)	-	NM

Note:

a. The PAH Group reports its interests in China Fisheries International Limited ("CFIL"), defined as a jointly-controlled entity under prevailing accounting standards, using proportionate consolidation. The PAH Group's share of the assets, liabilities, income and expenses of the jointly-controlled entity are combined with the equivalent items in the consolidated financial statements on a line-by-line basis. Where the PAH Group transacts with its jointly-controlled entity, unrealised profits and losses are eliminated to the extent of the PAH Group's interest in the jointly-controlled entity except when unrealised losses provide evidence of an impairment of the asset transferred.

b. A substantial portion of the PAH Group's profit neither arises in, nor is derived from, Hong Kong and accordingly it is not subject to Hong Kong Profits Tax. PAH has no assessable income in Singapore.

c. Minority interests represented the share of profit by the minority shareholder of Zhonggang Fisheries Limited, a 70% owned subsidiary of the PAH Group.

1(b) (i) A balance sheet (for the issuer and the PAH Group), together with a comparative statement as at the end of the immediately preceding financial year.

	PAH Group 31.03.2005 HK$'000	PAH Group 31.03.2004 HK$'000	PAH 31.03.2005 HK$'000	PAH 31.03.2004 HK$'000
NON-CURRENT ASSETS				
Property, plant and equipment	47,722	49,819	-	-
Investment properties	20,700	19,800	-	-
Goodwill	105,293	-	-	-
Deferred charter hires	175,692	-	-	-
Interests in subsidiaries	-	-	834,306	791,993
Interests in associates	370	77	-	-
Other assets	2,728	2,728	-	-
	352,505	72,424	834,306	791,993
CURRENT ASSETS				
Inventories	529,716	325,565	-	-
Trade receivables	622,905	687,477	-	-
Trade receivables with insurance coverage	144,780	136,487	-	-
Other receivables and prepayments	435,994	265,938	-	-
Amounts due from a jointly-controlled entity	41,816	-	-	-
Advances to suppliers	15,628	-	-	-
Bills receivable	188,970	253,434	-	-
Bank balances and cash	118,357	187,360	7,482	46
	2,098,166	1,856,261	7,482	46
CURRENT LIABILITIES				
Trade payables	296,558	35,235	-	-
Other payables	114,452	21,181	-	-
Tax liabilities	2,817	359	-	-
Amounts due to Pacific Andes International Holdings Limited and its subsidiaries	4,250	1,200	-	-
Bank advances drawn on bills and discounted trade receivables with insurance coverage	74,496	172,331	-	-
Current portion of interest-bearing bank borrowings	891,356	851,790	-	-
	1,383,929	1,082,096	-	-
NET CURRENT ASSETS	714,237	774,165	7,482	46
NON-CURRENT LIABILITIES				
Interest-bearing bank borrowings	4,319	5,202	-	-
Deferred taxation	240	144	-	-
	4,759	5,346	-	-
MINORITY INTERESTS	22,206	23	-	-
NET ASSETS	1,039,777	841,220	841,788	792,039
CAPITAL AND RESERVES				
Share capital	537,209	463,024	537,209	463,024
Reserves	502,568	378,196	304,579	329,015
	1,039,777	841,220	841,788	792,039

Note:

a. Goodwill arose from the acquisition of interest in CFIL by the PAH Group.

b. Deferred charter hires represented the prepayment made by CFIL for chartering vessels.

c. The amount due from a jointly-controlled entity represented amounts due from CFIL.

d. Included in the other payables was an amount due to a shareholder of CFIL of HK$66.42 million for financing the fishing operations.

* *For identification purpose only*

1(b) (ii) Aggregate amount of the PAH Group's borrowings and debt securities

Amount repayable in one year or less, or on demand

As at 31.03.2005 Secured HK$'000	As at 31.03.2005 Unsecured HK$'000	As at 31.03.2004 Secured HK$'000	As at 31.03.2004 Unsecured HK$'000
683	890,673	664	851,126

Amount repayable after one year

As at 31.03.2005 Secured HK$'000	As at 31.03.2005 Unsecured HK$'000	As at 31.03.2004 Secured HK$'000	As at 31.03.2004 Unsecured HK$'000
4,519	-	5,202	-

Details of any collateral

The PAH Group had pledged land and buildings with aggregate net carrying values of approximately HK$19.5 million (31.3.2004: HK$20.0 million) to secure the mortgage loan of the PAH Group granted by a bank.

1(c) A cash flow statement (for the PAH Group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Year ended 31.03.2005 HK$'000	31.03.2004 HK$'000
Operating activities		
Profit before income tax and share of results of associates	179,647	92,793
Adjustments for:		
Interest expense	49,277	40,688
Interest income	(1,979)	(765)
Amortization of deferred charter hires	16,566	-
Depreciation expense	6,191	6,819
Loss on disposal of property, plant and equipment	1,973	11
Deficit arising on revaluation of land and buildings	-	795
Operating cash flows before movements in working capital	251,675	140,341
Inventories	(204,151)	(25,399)
Trade receivables, other receivables and prepayments	(72,213)	(365,313)
Amounts due from a jointly-controlled entity	(42,279)	-
Advances to suppliers	(15,628)	5,040
Bills receivable	64,464	(71,908)
Bank advances drawn on bills and discounted trade receivables with insurance coverage	(97,835)	(30,492)
Trade and other payables	129,350	(191,522)
Cash generated from (used in) operations	13,383	(539,253)
Interest paid	(49,277)	(40,688)
Income tax paid	(649)	(2,639)
Net cash used in operating activities	(36,543)	(582,580)
Investing activities		
Interest received	1,979	765
Purchase of property, plant and equipment	(6,064)	(1,848)
Proceeds on disposal of property, plant and equipment	-	5
Acquisition of interests in associates	-	(3)
Deferred charter hires	27,666	-
Net cash outflow arising on acquisition of a jointly-controlled entity *(Note a)*	(141,077)	-
Net cash used in investing activities	(117,496)	(1,081)
Financing activities		
Dividend paid	(31,082)	(23,731)
Issue of ordinary shares	74,185	71,007
Share issue expenses	-	(1,667)
Net cash advanced from (repaid to) Pacific Andes International Holdings Limited and its subsidiaries	3,030	(1,287)
Capital contributed by minority shareholders	-	23
Net bank borrowings raised	39,383	567,057
Net cash from financing activities	85,536	611,402
Net (decrease) increase in cash and cash equivalents	(68,503)	27,741
Cash and cash equivalents at beginning of the year	186,860	159,119
Cash and cash equivalents at end of the year *(Note b)*	118,357	186,860

Note (a)

	31.03.2005 HK$'000	31.03.2004 HK$'000
Net cash outflow arising on acquisition of a jointly-controlled entity		
Net assets acquired of:		
Property, plant and equipment	3	-
Deferred charter hires	219,924	-
Trade receivables, other receivables and prepayments	41,564	-
Bank balances and cash	30,056	-
Trade and other payables	(225,244)	-
Amount due to a jointly controlled entity	(463)	-
	65,840	-
Goodwill arising on acquisition	105,293	-
Total consideration	171,133	-
Less: bank balances and cash acquired	(30,056)	-
Net cash outflow arising on acquisition	141,077	-

Note (b)

	31.03.2005 HK$'000	31.03.2004 HK$'000
Bank balances and cash	118,357	187,360
Bank overdrafts	-	(500)
	118,357	186,860

1(d) (i) A statement (for the issuer and the PAH Group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Exchange translation reserve HK$'000	Goodwill HK$'000	Accumulated profits HK$'000	Total HK$'000
PAH Group							
Balance at 1 April 2003	417,956	-	33	(18)	(24,883)	312,177	705,265
Shares issued at premium	44,340	25,939	-	-	-	-	70,279
Shares issue expenses	-	(1,667)	-	-	-	-	(1,667)
Exercise of option	704	-	-	-	-	-	704
Exercise of warrant	24	-	-	-	-	-	24
Net profit for the year	-	-	-	-	-	90,346	90,346
Final dividend of S$0.011 per ordinary share in respect of 2003	-	-	-	-	-	(23,731)	(23,731)
Balance at 31 March 2004	463,024	24,272	33	(18)	(24,883)	378,792	841,220
Balance at 1 April 2004	463,024	24,272	33	(18)	(24,883)	378,792	841,220
Exercise of warrant	74,185	-	-	-	-	-	74,185
Gain on revaluation	-	-	900	-	-	-	900
Deferred tax liability arising on revaluation of properties	-	-	(130)	-	-	-	(130)
Net profit for the year	-	-	-	-	-	154,684	154,684
Final dividend of S$0.0125 per ordinary share in respect of 2004	-	-	-	-	-	(31,082)	(31,082)
Balance at 31 March 2005	537,209	24,272	803	(18)	(24,883)	502,394	1,039,777

	Share capital HK$'000	Share premium HK$'000	Revaluation reserve HK$'000	Exchange translation reserve HK$'000	Goodwill HK$'000	Accumulated profits HK$'000	Total HK$'000
PAH							
Balance at 1 April 2003	417,956	-	-	-	-	283,320	701,276
Shares issued at premium	44,340	25,939	-	-	-	-	70,279
Shares issue expenses	-	(1,667)	-	-	-	-	(1,667)
Exercise of option	704	-	-	-	-	-	704
Exercise of warrant	24	-	-	-	-	-	24
Net profit for the year	-	-	-	-	-	45,154	45,154
Final dividend of S$0.011 per ordinary share in respect of 2003	-	-	-	-	-	(23,731)	(23,731)
Balance at 31 March 2004	463,024	24,272	-	-	-	304,743	792,039
Balance at 1 April 2004	463,024	24,272	-	-	-	304,743	792,039
Exercise of warrant	74,185	-	-	-	-	-	74,185
Net profit for the year	-	-	-	-	-	6,646	6,646
Final dividend of S$0.0125 per ordinary share in respect of 2004	-	-	-	-	-	(31,082)	(31,082)
Balance at 31 March 2005	537,209	24,272	-	-	-	280,307	841,788

1(d) (ii) **Details of any changes in PAH's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of corresponding period of the immediately preceding financial year.**

During the financial year, PAH issued 78,704,723 ordinary shares of S$0.20 each as a result of exercise of warrants.

As at 31 March 2005, there were 43,837,652 outstanding warrants at an exercise price of S$0.20 each (31 March 2004: 122,542,375) and 800,000 share options under the Pacific Andes (Holdings) Share Option Scheme 2001 (31 March 2004: 1,600,000).

PAH did not make any purchases of its shares during the financial year ended 31 March 2005.

2. **Whether the figures have been audited, or reviewed and in accordance with which standard (e.g. the Singapore Standard on Auditing 910 (Engagements to Review Financial Statements), or an equivalent standard)**
The figures have not been audited or reviewed by PAH's auditors.

3. **Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of matter)**
Not applicable.

4. **Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied**
PAH and the PAH Group have adopted the same accounting policy and methods of computation in the financial statements as those used in the audited financial statements for the year ended 31 March 2004.

During the year, the PAH Group reports its interests in CFIL, defined as a jointly-controlled entity under prevailing accounting standards, using proportionate consolidation. The PAH Group's share of the assets, liabilities, income and expenses of the jointly-controlled entity are combined with the equivalent items in the consolidated financial statements on a line-by-line basis. Where the PAH Group transacts with its jointly-controlled entity, unrealised profits and losses are eliminated to the extent of the PAH Group's interest in the jointly-controlled entity except when unrealised losses provide evidence of an impairment of the asset transferred.

5. **If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change**
Not applicable.

6. **Earnings per ordinary share of the PAH Group for the current period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends**

	PAH Group Year ended 31.03.2005	31.03.2004
Earnings per ordinary share		
(i) Based on weighted average number of ordinary shares in issue; and	HK27.61 cents	HK17.45 cents
(ii) On a fully diluted basis	HK25.45 cents	HK16.05 cents
The calculation of the basic and diluted earnings per share is based on the following data:		
Earnings	HK$154,684,000	HK$90,346,000
Weighted average number of ordinary shares used in calculation of basic earnings per share	560,293,850	517,652,644
Effect of dilutive potential shares in respect of		
– Share options	365,217	427,722
– Warrants	47,191,462	44,741,923
Weighted average number of ordinary shares used in calculation of diluted earnings per share	607,850,529	562,822,289

7. **Net asset value (for the issuer and the PAH Group) per ordinary share based on issued share capital of the issuer at the end of the (a) current period reported and (b) immediately preceding financial year**

	PAH Group 31.03.2005	PAH Group 31.03.2004	PAH 31.03.2005	PAH 31.03.2004
Net asset backing per ordinary share based on existing issued share capital as at the end of period reported on	HK$1.68	HK$1.55	HK$1.36	HK$1.46

8. **A review of the performance of the PAH Group, to the extent necessary for a reasonable understanding of the PAH Group's business. It must include a discussion of the following:–**
   (a) **any significant factors that affected the turnover, costs and earnings of the PAH Group for the current financial period reported on , including (where applicable) seasonal or cyclical factors; and**
   (b) **any material factors that affected the cash flow, working capital, assets or liabilities of the PAH Group during the current financial period reported on.**

The PAH Group registered strong performance in FY2005 due to contributions from its existing business and the inclusion of the maiden contributions from CFIL, an entity jointly-controlled by the PAH Group. Turnover in FY2005 rose to HK$2.89 billion representing an increase of 17.1%. Net profit after tax for the year rose 71.2% to HK$154.68 million. The results today reflects the effectiveness of PAH's business strategy implemented by the PAH Group over the last two years.

On 12 July 2004, PAH through the 70%-owned subsidiary, Zhonggang Fisheries Limited ("Zhonggang"), acquired a 49.9% interest in CFIL making the latter a jointly-controlled entity of the PAH Group. Thereafter, on 31 December 2004, PAH further acquired a direct 2% interest in CFIL.

CFIL is principally engaged in fishing and the provision of fishing management services for fishing vessels. Currently, CFIL operates and manages 34 fishing vessels with a total gross tonnage of about 38,500 metric tons in the Indian, Atlantic and Pacific Oceans.

For the PAH Group as a whole, fish trading remained the largest sales contributor accounting for approximately 91.4% of its total turnover. The year saw the inclusion of a new business activity – fishing activities. The latter essentially refer to CFIL's business and accounted for approximately 6.6% of the PAH Group's total sales. The balance of 2.0% comprises sales from vegetables and shipping agency and services income.

Geographically, the PRC remained the largest market for the PAH Group. The fastest growing markets was East Asia which includes Japan and Korea. During the year sales to the Japanese market amounted to HK$80.46 million accounting for 2.8% of total sales compared to HK$14.55 million in the previous year. Korea, a new market for the PAH Group, contributed HK$79.15 million in sales and accounted for 2.7% of the PAH Group's total sales. The 6.6% balance comprises sales to North America, Eastern and Western Europe and other markets into which the PAH Group sells.

The acquisition of CFIL contributed significantly to the profitability of the PAH Group due to the efficiency realized by the integration of its existing business activities with that of the upstream activities of CFIL. Gross profit rose by a significant 63.6% in FY2005 although operating expenses incurred during the year were also higher due to the proportionate consolidation of CFIL's operations. Selling, administrative and other operating expenses rose 80.5%, 23.1% and 539.7% respectively. Nevertheless, despite the higher operating expenses, net profit before tax rose 94.2% to HK$180.34 million.

Notwithstanding the higher activities during the year, trade receivables was well managed. On the other hand, inventories rose 62.7% to HK$529.72 million but inventory turnover increased slightly from 50 days to 54 days. Trade Payables rose 741.7% to HK$296.56 million and Other Payables which comprise mainly amounts owed by CFIL to fishing vessel owners rose from HK$21.18 million to HK$114.45 million. Both long term and short term bank borrowings saw marginal changes despite the higher business activities. Net debt to equity ratio was lower declining from 79.6% to 73.2%. The balances of trade receivables, inventories, trade payables and other payables have all been reduced significantly in April 2005 following the end of the fishing season.

On its cash flow position, the PAH Group's net cash used in operating activities in FY2005 was lower and stood at HK$36.54 million compared to HK$582.58 million in the previous financial year. This is attributable to the PAH Group's improved profitability and profit contributions largely from CFIL. Approximately HK$141.08 million was used for the acquisition of CFIL. The PAH Group saw a 16.0% increase in the share capital due to the exercise of warrants in FY2005.

9. **Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results**
The current Full-Year Results announcement is in line with the prospect statement previously disclosed to shareholders in the last third quarter result announcement.

10. **A commentary at the date of the announcement of the competitive conditions of the industry in which the PAH Group operates and any known factors or events that may affect the PAH Group in the next reporting period and next 12 months**
Into the new 2006 financial year, the PAH Group will continue with its focus towards integrating and expanding its resources vis-a-vis its previous strategy of gaining market share. To tap into benefits arising from the integration of upstream and downstream activities it will be looking to invest resources into areas that will benefit both PAH and CFIL. One of these areas lies in improving the efficiency of its transportation and logistical operations, an essential part of its overall operations.

CFIL intends to seek a listing of its shares on the mainboard of the Singapore Exchange Securities Trading Limited. CFIL has appointed a merchant bank to assist in the Proposed Listing.

The PAH Group is optimistic and is confident that its operations will remain profitable in the new financial year.

11. **Dividend**
   (a) *Current Financial Period Reported On*
   Any dividend declared for the current financial period reported on? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.63 Singapore cents per ordinary share (tax not applicable)
Par value of shares	S$0.20
Tax rate	Tax not applicable

   (b) *Corresponding Period of the Immediately Preceding Financial Year*
   Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	First and Final
Dividend Type	Cash
Dividend rate	1.25 Singapore cents per ordinary share (tax not applicable)
Par value of shares	S$0.20
Tax rate	Tax not applicable

   (c) *Date payable*
   The proposed dividend, if approved at the Annual General Meeting, will be paid at a date to be announced.

   (d) *Books closure date*
   Notice will be given at a late date on the closure of the Share Transfer Books and the Register of Members to determine the shareholders' entitlements to the proposed final dividend.

12. **If no dividend has been declared/recommended, a statement to that effect**
Not applicable.

13. **Segmented revenue and results for business or geographical segments (of the PAH Group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year**

2005 By Product Category	Frozen seafood HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
External sales	2,643,829	191,884	31,312	25,010	-	2,892,035
Intersegment sales	-	79,730	5,838	-	(85,568)	-
Total revenue	2,643,829	271,614	37,150	25,010	(85,568)	2,892,035
Segment result	206,255	82,364	2,781	(3,130)		288,270
Administrative expenses						(54,260)
Other operating expenses						(5,086)
Profit from operations						228,924
Finance costs						(49,277)
						179,647
Share of results of associates	693	-	-	-	-	693
Profit before taxation						180,340
Taxation						(3,473)
Profit before minority interests						176,867
BALANCE SHEET						
Segment assets	1,972,663	425,650	19,488	32,870	-	2,450,671
Segment liabilities	1,282,421	85,990	14,314	2,906	-	1,385,631
Unallocated corporate liabilities						3,057
Consolidated total liabilities						1,388,688
OTHER INFORMATION						
Capital expenditure	5,623	101	-	340	-	6,064
Depreciation	2,013	12	74	4,092	-	6,191
Interests in associates	370	-	-	-	-	370

2004 By Product Category	Frozen seafood HK$'000	Fishing HK$'000	Shipping services HK$'000	Vegetables HK$'000	Elimination HK$'000	Consolidated HK$'000
Revenue	2,403,984	-	22,378	43,638	-	2,470,000
Segment result	174,126	-	(366)	4,598		178,358
Administrative expenses						(44,082)
Other operating expenses						(795)
Profit from operations						133,481
Finance costs						(40,688)
						92,793
Share of results of associates	74	-	-	-	-	74
Profit before taxation						92,867
Taxation						(2,521)
Profit before minority interests						90,346
BALANCE SHEET						
Segment assets	1,872,789	-	11,670	44,226	-	1,928,685
Segment liabilities	1,077,868	-	6,283	2,788	-	1,086,939
Unallocated corporate liabilities						503
Consolidated total liabilities						1,087,442
OTHER INFORMATON						
Capital expenditure	4	-	-	1,844	-	1,848
Depreciation	1,557	-	111	5,151	-	6,819
Interests in associates	77	-	-	-	-	77

Geographical segments	Revenue 2005 HK$'000	Revenue 2004 HK$'000	Carrying amounts of segment assets 2005 HK$'000	Carrying amounts of segment assets 2004 HK$'000	Additions to property plant and equipment 2005 HK$'000	Additions to property plant and equipment 2004 HK$'000
Hong Kong and other regions in PRC	2,540,012	2,269,746	1,896,961	1,662,825	6,064	1,848
North America	106,958	107,133	504	15,244	-	-
Western Europe	44,854	31,691	9,011	9,560	-	-
Eastern Europe	27,078	20,313	443,253	238,308	-	-
East Asia	159,609	14,551	100,757	-	-	-
Others	13,524	26,566	185	2,748	-	-
	2,892,035	2,470,000	2,450,671	1,928,685	6,064	1,848

14. **In the view of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments**
For detail review of performance by business or geographical segments, please refer to paragraph 8.

15. **A breakdown of sales as follows:–**

	PAH Group 2005 HK$'000	2004 HK$'000	Change
Sales reported in the first half year	977,478	926,110	+5.5%
Operating profit in the first half year	49,512	37,596	+31.7%
Sales reported in the second half year	1,914,557	1,543,890	+24.0%
Operating profit in the second half year	105,172	52,750	+99.4%

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year**
Total Annual Dividend *(Refer to Para16 of Appendix 7.2 for the required details)*

	Latest Full Year HK$'000	Previous Full Year HK$'000
Ordinary	51,561	31,082
Preference	-	-
Total	51,561	31,082

17. **Interested Person Transactions:–**

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920) 2005 HK$'000	2004 HK$'000	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000) 2005 HK$'000	2004 HK$'000
Pacific Andes International Holdings Limited and its subsidiaries				
Administrative expenses	-	-	14,340	11,728
Guarantees given to banks in respect of banking facilities utilized by subsidiaries of Pacific Andes International Holdings Limited at 31 March 2005	8,609	9,694	-	-
Interest expenses	206	20	-	-

BY ORDER OF THE BOARD
Pacific Andes International Holdings Limited
Cheng Nai Ming
Company Secretary

Hong Kong, 26 May 2005

As at the date of this announcement, the executive directors of the Company are Mr. Ng Swee Hong, Mr. Ng Joo Siang, Madam Teh Hong Eng, Mr. Ng Joo Kwee, Mr. Ng Joo Puay, Frank, Ms. Ng Puay Yee and Mr. Cheng Nai Ming whilst the independent non-executive directors of the Company are Mr. Kwok Lam Kwong, Larry, Mr. Lew V. Robert and Mr. Yeh Man Chun, Kent.



PACIFIC ANDES INTERNATIONAL HOLDINGS LIMITED
太平洋恩利國際控股有限公司*

(於百慕達註冊成立之有限公司)
(股份代號：1174)

太平洋恩利(控股)有限公司
截至二零零五年三月三十一日止年度
之未經審核業績公布

太平洋恩利國際控股有限公司(「本公司」)之董事會(「董事會」)欣然公布本公司擁有65%權益之附屬公司太平洋恩利(控股)有限公司(「恩利控股」)(其股份及認股權證於新加坡證券交易所有限公司上市)及其附屬公司(「恩利控股集團」)截至二零零五年三月三十一日止年度之未經審核綜合業績。

本公布為恩利控股於二零零五年五月二十六日遵照新加坡證券交易所有限公司之證券上市手冊編製公布之複本。以下為根據香港聯合交易所有限公司證券上市規則第13.09條之披露責任而刊發之恩利控股及恩利控股集團截至二零零五年三月三十一日止年度未經審核綜合業績。

恩利控股及恩利控股集團之財務報表及綜合財務報表乃根據新加坡財務報告準則之規定妥善編製，並於二零零五年五月二十六日在新加坡證券交易所有限公司之網站(www.sgx.com)刊發。

1(a) 恩利控股集團之收益表，連同上一個財政年度同期之比較報表

截至二零零五年三月三十一日止年度

	恩利控股集團 截至下列日期止年度 二零零五年 三月三十一日 千港元	二零零四年 三月三十一日 千港元	增加 百份比
營業額	2,892,035	2,470,000	17.1
銷售成本	(2,575,157)	(2,276,356)	13.1
毛利	316,878	193,644	63.6
其他經營收入	3,513	2,505	40.2
銷售及分銷支出	(32,121)	(17,791)	80.5
行政支出	(54,260)	(44,082)	23.1
其他經營支出	(5,086)	(795)	539.7
經營溢利	228,924	133,481	71.5
財務支出	(49,277)	(40,688)	21.1
	179,647	92,793	93.6
所佔聯營公司業績	693	74	836.5
除稅前溢利	180,340	92,867	94.2
稅項	(3,473)	(2,521)	37.8
除稅後溢利	176,867	90,346	95.8
少數股東權益	(22,183)	–	NM
本年度淨溢利	154,684	90,346	71.2

	恩利控股集團 截至下列日期止年度 二零零五年 三月三十一日 千港元	二零零四年 三月三十一日 千港元	增加／(減少) 百份比
包括利息收入之其他經營收入(支出)	3,513	2,505	40.2
借貸利息	(49,277)	(40,688)	21.1
折舊	(6,191)	(6,819)	(9.2)
外匯兌換收益	611	672	(9.1)
就往年度稅項超額(不足)撥備之調整	543	(550)	(198.7)
出售物業、機器及設備之虧損	(1,973)	(11)	17,836.4
提前終止租賃協議之賠償	(3,113)	–	NM
存貨撥備	(2,087)	–	NM

附註：

a. 恩利控股集團以比例綜合賬目法呈報其於根據適用會計準則界定為共同控制實體之中漁國際有限公司(「中漁國際」)之權益。恩利控股集團於共同控制實體所佔資產、負債、收入及支出按逐行基準於綜合財務報表與相等項目合併計算。倘恩利控股集團與其共同控制實體進行交易，未變現溢利與虧損將撇銷至恩利控股集團於共同控制實體之權益，惟未變現虧損證實為轉讓資產之減值則除外。

b. 恩利控股集團主要溢利部分並非產生或源於香港，故毋須繳納香港利得稅。恩利控股於新加坡並無應課稅收入。

c. 少數股東權益指恩利控股集團擁有70%權益之中港漁業有限公司(「中港」)少數權益股東所分佔溢利。

1(b) (i) 發行人及恩利控股集團之資產負債表，連同於上一個財政年度結算日之比較報表。

	恩利控股集團 二零零五年 三月三十一日 千港元	恩利控股集團 二零零四年 三月三十一日 千港元	恩利控股 二零零五年 三月三十一日 千港元	恩利控股 二零零四年 三月三十一日 千港元
非流動資產				
物業、機器及設備	47,722	49,819	–	–
投資物業	20,700	19,800	–	–
商譽	105,293	–	–	–
遞延船舶租賃	175,692	–	–	–
於附屬公司之權益	–	–	834,306	791,993
於聯營公司之權益	370	77	–	–
其他資產	2,728	2,728	–	–
	352,505	72,424	834,306	791,993
流動資產				
存貨	529,716	325,565	–	–

	截至下列日期止年度 二零零五年 三月三十一日 千港元	二零零四年 三月三十一日 千港元
融資業務		
已付股息	(31,082)	(23,731)
發行普通股	74,185	71,007
發行股份費用	–	(1,667)
墊自(償還予)太平洋恩利國際控股有限公司及其附屬公司之現金淨額	3,050	(1,287)
少數股東注資	–	23
籌集之銀行借貸淨額	39,383	567,057
來自融資業務之現金淨額	85,536	611,402
現金及現金等值項目(減少)增加淨額	(68,503)	27,741
年初之現金及現金等值項目	186,860	159,119
年終之現金及現金等值項目(*附註b*)	118,357	186,860

附註(a)

	二零零五年 三月三十一日 千港元	二零零四年 三月三十一日 千港元
收購一家共同控制實體之現金流出淨額		
所收購資產淨值：		
物業、機器及設備	3	–
遞延船舶租賃	219,924	–
貿易應收款項、其他應收款項及預付款項	41,564	–
銀行結存及現金	30,056	–
貿易及其他應付款項	(225,244)	–
結欠一家共同控制實體之款項	(463)	–
	65,840	–
收購所產生商譽	105,293	–
代價總額	171,133	–
減：所收購銀行結存及現金	(30,056)	–
收購所產生現金流出淨額	141,077	–

附註(b)

	二零零五年 三月三十一日 千港元	二零零四年 三月三十一日 千港元
銀行結存及現金	118,357	187,360
銀行透支	–	(500)
	118,357	186,860

1(d) (i) 發行人及恩利控股集團之報表，呈列(i)所有資產變動或(ii)除因資本化發行及向股東派股以外之資產變動，連同上一個財政年度同期之比較報表。

	股本 千港元	股份溢價 千港元	重估儲備 千港元	匯兌儲備 千港元	商譽 千港元	累計溢利 千港元	總計 千港元
恩利控股集團							
於二零零三年四月一日之結餘	417,956	–	33	(18)	(24,883)	312,177	705,265
按溢價發行股份	44,340	25,939	–	–	–	–	70,279
發行股份費用	–	(1,667)	–	–	–	–	(1,667)
行使購股權	704	–	–	–	–	–	704
行使認股權證	24	–	–	–	–	–	24
年內淨溢利	–	–	–	–	–	90,346	90,346
二零零三年每股0.011新加坡元之普通股之末期股息	–	–	–	–	–	(23,731)	(23,731)
於二零零四年三月三十一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	841,220
於二零零四年四月一日之結餘	463,024	24,272	33	(18)	(24,883)	378,792	841,220
行使認股權證	74,185	–	–	–	–	–	74,185
重估收益	–	–	900	–	–	–	900
重估物業所產生遞延稅項負債	–	–	(130)	–	–	–	(130)
年內淨溢利	–	–	–	–	–	154,684	154,684
二零零四年每股0.0125新加坡元之普通股之末期股息	–	–	–	–	–	(31,082)	(31,082)

在地理上，中國仍為恩利控股集團最大市場，而增長最迅速之市場為東亞地區，包括日本及韓國。年內，日本市場之銷售額達80,460,000港元，佔總銷售額2.8%，而去年則為14,550,000港元。恩利控股集團新市場韓國之銷售額為79,150,000港元，佔恩利控股集團總銷售額2.7%。餘額6.6%包括北美、東歐和西歐及其他恩利控股集團產品銷往之市場。

收購中漁國際為恩利控股集團帶來可觀溢利，此乃由於整合其現有業務與中漁國際上游業務提升效益。儘管年內產生之經營支出因按比例合併中漁國際業務而有所增加，毛利於二零零五財政年度大幅上升63.6%。銷售、行政及其他經營支出分別上升80.5%、23.1%及539.7%。然而，儘管經營支出增加，除稅前淨溢利上升94.2%至180,340,000港元。

儘管年內業務繁多，恩利控股集團妥善管理貿易應收款項。另一方面，存貨增加62.7%至529,720,000港元，惟存貨周轉期間由50天稍增至54天。貿易應付款項上升741.7%至296,560,000港元，而其他應付款項主要包括中漁國際結欠漁船船主之金額，由21,180,000港元增至114,450,000港元。儘管業務繁多，長期與短期銀行借貸僅出現輕微變動。債項淨額與股本之比率由79.6%下跌至73.2%。貿易應收款項、存貨、貿易應付款項及其他應付款項之結存全部均於二零零五年四月捕魚業季節結束後大幅減少。

至於現金流動情況，恩利控股集團於二零零五財政年度用於經營業務之現金淨額為36,540,000港元，較上一個財政年度582,580,000港元為低。此乃歸因於恩利控股集團之盈利能力有所改善及溢利主要源自中漁國際所致。收購中漁國際動用約141,080,000港元。由於在二零零五年財政年度行使認股權證，恩利控股集團之股本因而增加16.0%。

9. 倘先前已向恩利控股股東披露預測或前瞻性陳述，預測或前瞻性陳述與真確業績之差別
現宣佈之全年度業績符合致股東之早前第三季度業績公布中所披露之前瞻性陳述。

10. 於本公布日期恩利控股集團所從事之行業之競爭條件及於下一個申報期間及未來12個月可能影響恩利控股集團之任何已知因素或事宜之註釋
踏入二零零六財政年度，恩利控股集團將繼續專注整合及擴充其資源，而非推行以往之爭取市場佔有率策略。為受惠於上游與下游業務之整合活動，恩利控股集團將投放資源於有利於恩利控股與中漁國際之範疇，其中一個範疇為改善其運輸及物流運作效率，此乃其整體業務重要一環。

中漁國際擬尋求其股份於新加坡證券交易所有限公司主板上市。中漁國際已委聘商人銀行就上市建議提供協助。

恩利控股集團抱持樂觀態度，深信其業務於新一個財政年度將繼續取得溢利。

11. 股息

(a) 本財政年度之記錄
於記錄財政年度有否宣派任何股息？有

股息名稱	首期及末期
股息類別	現金
股息率	普通股每股1.63新加坡仙(不適用課稅)
股份面值	0.20新加坡元
稅率	不適用課稅

(b) 上一個財政年度同期
上一個財政年度同期有否宣派任何股息？有

股息名稱	首期及末期
股息類別	現金
股息率	普通股每股1.25新加坡仙(不適用課稅)
股份面值	0.20新加坡元
稅率	不適用課稅

(c) 派付日期
建議所派股息，倘於股東周年大會上獲批准，將另行宣佈派發日期。

(d) 暫停辦理股份過戶手續日期
於股份過戶冊及股東名冊停止登記日之翌日將發出通知以確定享有末期股息權利之股東。

12. 倘並無宣派／建議股息，其影響之聲明
不適用。

13. 按照發行人最新經審核年度財務報表中所載形式列示之(恩利控股集團)業務或地區劃分之分類收入及業績，附以緊接上年度之對比資料

二零零五年 按產品分類	冷藏海產食品 千港元	捕魚 千港元	船務服務 千港元	蔬菜 千港元	撇銷 千港元	綜合 千港元
對外銷售	2,643,829	191,884	31,312	25,010	–	[illegible]
部間銷售	–	79,730	5,838	–	(85,568)	–
營業額	2,643,829	271,614	37,150	25,010	(85,568)	2,892,035
分部業績	206,255	82,364	2,781	(3,130)		288,270
行政支出						(54,260)
其他經營支出						(5,086)
經營溢利						228,924
財務支出						(49,277)
						179,647
所佔聯營公司業績	693	–	–	–	–	693

流動資產				
存貨	529,716	325,565	–	–
貿易應收款項	622,905	687,477	–	–
已投保之貿易應收款項	144,780	136,487	–	–
其他應收款項及預付款項	435,994	265,938	–	–
一家共同控制實體欠款	41,816	–	–	–
墊款予供應商	15,628	–	–	–
應收票據	188,970	253,434	–	–
銀行結存及現金	118,357	187,360	7,482	46
	2,098,166	1,856,261	7,482	46
流動負債				
貿易應付款項	296,558	35,235	–	–
其他應付款項	114,452	21,181	–	–
稅務負債	2,817	359	–	–
結欠太平洋恩利國際控股有限公司及其附屬公司之款項	4,250	1,200	–	–
已投保貿易應收款項及票據之貼現銀行融資	74,496	172,331	–	–
計息銀行借貸－即期部份	891,356	851,790	–	–
	1,383,929	1,082,096	–	–
流動資產淨值	714,237	774,165	7,482	46
非流動負債				
計息銀行借貸	4,519	5,202	–	–
遞延稅項	240	144	–	–
	4,759	5,346	–	–
少數股東權益	22,206	23	–	–
資產淨值	1,039,777	841,220	841,788	792,039
資本及儲備				
股本	537,209	463,024	537,209	463,024
儲備	502,568	378,196	304,579	329,015
	1,039,777	841,220	841,788	792,039

附註：

a. 商譽源自恩利控股集團收購中漁國際之權益。

b. 遞延船舶租賃指中漁國際租賃船舶之預付款項。

c. 一家共同控制實體欠款指中漁國際結欠金額。

d. 其他應付款項包括結欠中漁國際一名股東66,420,000港元，以撥付捕魚業務之資金。

1(b) (ii) 恩利控股集團之借貸及債務證券總額

須於一年內或少於一年內償還，或按要求償還之款額

	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元	於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元
	683	890,673	664	851,126

須於一年後償還之款額

	於二零零五年三月三十一日 有抵押 千港元	於二零零五年三月三十一日 無抵押 千港元	於二零零四年三月三十一日 有抵押 千港元	於二零零四年三月三十一日 無抵押 千港元
	4,519	–	5,202	–

任何抵押品之詳情

恩利控股集團將賬面淨值總額約為19,500,000港元（二零零四年三月三十一日：20,000,000港元）之土地及樓宇，作為銀行授予恩利控股集團之按揭貸款之抵押。

1(c) 恩利控股集團之現金流量表，連同於上一個財政年度同期之比較報表。

	截至下列日期止年度 二零零五年三月三十一日 千港元	截至下列日期止年度 二零零四年三月三十一日 千港元
經營業務		
除所得稅前溢利及分佔聯營公司業績	179,647	92,793
經下列各項調整：		
利息支出	49,277	40,688
利息收入	(1,979)	(765)
遞延船舶租賃攤銷	16,566	–
折舊費用	6,191	6,819
出售物業、機器及設備之虧損	1,973	11
土地及樓宇重估減值	–	795
未計營運資金變動之經營現金流量	251,675	140,341
存貨	(204,151)	(25,399)
貿易應收款項、其他應收款項及預付款項	(72,213)	(365,313)
一家共同控制實體欠款	(42,279)	–
墊款予供應商	(15,628)	5,040
應收票據	64,464	(71,908)
已投保貿易應收款項及票據之貼現銀行融資	(97,835)	(30,492)
貿易及其他應付款項	129,350	(191,522)
來自（用作）經營用途之現金	13,383	(539,253)
已付利息	(49,277)	(40,688)
已付所得稅	(649)	(2,639)
用作經營業務之現金淨額	(36,543)	(582,580)
投資業務		
已收利息	1,979	765
購買物業、機器及設備	(6,064)	(1,848)
出售物業、機器及設備所得款項	–	5
收購聯營公司權益	–	(3)
遞延船舶租賃	27,666	–
收購共同控制實體所產生之現金流出淨額（*附註a*）	(141,077)	–
用作投資業務之現金淨額	(117,496)	(1,081)

* *僅供識別*

每股0.0111新加坡元之普通股之末期股息	–	–	–	–	–	(31,082)	(31,082)
於二零零五年三月三十一日之結餘	537,209	24,272	803	(18)	(24,883)	502,394	1,039,777
恩利控股							
於二零零三年四月一日之結餘	417,956	–	–	–	–	283,320	701,276
按溢價發行股份	44,340	25,939	–	–	–	–	70,279
發行股份費用	–	(1,667)	–	–	–	–	(1,667)
行使購股權	704	–	–	–	–	–	704
行使認股權證	24	–	–	–	–	–	24
年內淨溢利	–	–	–	–	–	45,154	45,154
二零零三年每股0.011新加坡元之普通股之末期股息	–	–	–	–	–	(23,731)	(23,731)
於二零零四年三月三十一日之結餘	463,024	24,272	–	–	–	304,743	792,039
於二零零四年四月一日之結餘	463,024	24,272	–	–	–	304,743	792,039
行使認股權證	74,185	–	–	–	–	–	74,185
年內淨溢利	–	–	–	–	–	6,646	6,646
二零零四年每股0.0125新加坡元之普通股之末期股息	–	–	–	–	–	(31,082)	(31,082)
於二零零五年三月三十一日之結餘	537,209	24,272	–	–	–	280,307	841,788

1(d) (ii) 自上一個記錄期間結束以來之供股、發行紅利股份、股份購回、行使購股權或認股權證、兌換其他發行之準資產證券、發行股份作為現金，或作為收購之代價或為任何其他目的而產生之恩利控股之股本變動詳情。亦呈列於本財政期間及於上一個財政年度同期結束時因兌換所有尚未行使可兌換項目而可能發行之股份數目。

於本財政年度，因行使認股權證，恩利控股發行78,704,723股每股面值0.20新加坡元之普通股份。

於二零零五年三月三十一日，根據太平洋恩利（控股）二零零一年購股權計劃，尚未行使之認股權證有43,837,652份（二零零四年三月三十一日：122,542,375份）行使價為每份面值0.20新加坡元。另外，尚未行使的購股權有800,000份（二零零四年三月三十一日：1,600,000份）。

恩利控股並未於截至二零零五年三月三十一日止財政年度購買其任何股份。

2. 數據是否已經審核或審閱，並根據哪一項準則（例如新加坡核數準則910號（審閱財務報表之約定）或其他對等準則）
此等數據並未經恩利控股之核數師審核或審閱。

3. 倘數據已經審核或審閱，則核數師報告（包括任何保留或重點）
不適用。

4. 是否採納與發行人最近期經審核年度財務報表相同之會計政策及計算方法
恩利控股及恩利控股集團已採納與截至二零零四年三月三十一日止年度經審核財務報表相同之會計政策及計算方法。

年內，恩利控股集團以比例綜合賬目法呈報其於根據適用會計準則界定為共同控制實體之中漁國際之權益。恩利控股集團於共同控制實體所佔資產、負債、收入及支出按逐行基準於綜合財務報表與相等項目合併計算。倘恩利控股集團與其共同控制實體進行交易，未變現溢利與虧損將撇銷至恩利控股集團於共同控制實體之權益，惟未變現虧損證實為轉讓資產之減值則除外。

5. 倘會計政策及計算方法有任何變動（包括會計準則所需之任何規定），變動之內容，其原因及影響
不適用。

6. 恩利控股集團於本期間錄得及於上一個財政年度同期之普通股每股盈利，經扣除就優先股息之任何撥備

普通股每股盈利	恩利控股集團 截至二零零五年三月三十一日止年度	恩利控股集團 截至二零零四年三月三十一日止年度
(i) 按已發行普通股之加權平均數為基準；及	27.61港仙	17.45港仙
(ii) 按全面攤薄為基準	25.45港仙	16.05港仙
每股基本及攤薄盈利乃按下列資料為基準計算：		
盈利	154,684,000港元	90,346,000港元
計算每股基本盈利所用普通股加權平均數	560,293,850	517,652,644
就下列各項對攤薄普通股之潛在影響		
－購股權	365,217	427,722
－認股權證	47,191,462	44,741,923
計算每股攤薄盈利所用普通股加權平均數	607,850,529	562,822,289

7. 發行人及恩利控股集團之每股普通股資產淨值乃按發行人於(a)本記錄期間及(b)上一個財政年度之結算日之已發行股本計算

	恩利控股集團 二零零五年三月三十一日	恩利控股集團 二零零四年三月三十一日	恩利控股 二零零五年三月三十一日	恩利控股 二零零四年三月三十一日
按記錄期間結算日以現有已發行股本為基準之每股普通股資產淨值	1.68港元	1.55港元	1.36港元	1.46港元

8. 恩利控股集團之業務表現回顧，以必須合理了解恩利控股集團之業務為用。回顧必須探討以下內容：

(a) 任何影響恩利控股集團於本財務期間之營業額、成本及盈利之重要因素，包括（如適用）季節性或週期因素；及

(b) 任何影響恩利控股集團於本財政期間之現金流量、營運資金、資產或負債之重大因素。

恩利控股集團於二零零五財政年度錄得強勁表現，此乃由於其現有業務之貢獻以及加入由恩利控股集團共同控制之實體中漁國際之首次貢獻。二零零五財政年度營業額上升至2,890,000,000港元，增長17.1%。本年度除稅後淨溢利則上升71.2%至154,680,000港元。今天的業績反映恩利控股集團於過往兩年實行恩利控股業務策略之成果。

於二零零四年七月十二日，恩利控股透過其擁有70%權益之附屬公司中瑞收購中漁國際49.9%權益，令後者成為恩利控股集團之共同控制實體。其後，於二零零四年十二月三十一日，恩利控股進一步收購中漁國際2%直接權益。

中漁國際主要從事捕魚及提供漁船管理服務之業務。中漁國際目前於印度洋、大西洋及太平洋經營及管理34艘漁船，總噸數約38,500公噸。

就恩利控股集團整體而言，貿易漁獲仍為最大銷售貢獻來源，約佔其總營業額91.4%。本年度加入新業務－捕魚業務。後者主要乃指中漁國際業務，約佔恩利控股集團總銷售額6.6%。餘額2.0%包括蔬菜銷售及船務代理與服務收入。

所佔聯營公司業績	693	–	–	–	–	693
						179,647
除稅前溢利						180,340
稅項						(3,473)
未計少數股東權益前溢利						176,867
資產負債表						
分類資產	1,972,663	425,650	19,488	32,870	–	2,450,671
分類負債	1,282,421	85,990	14,314	2,906	–	1,385,631
未分配公司負債						3,057
綜合負債總額						1,388,688
其他資料						
資本開支	5,623	101	–	340	–	6,064
折舊	2,013	12	74	4,092	–	6,191
於聯營公司權益	370	–	–	–	–	370

二零零四年 按產品分類	急凍海產食品 千港元	捕魚 千港元	船務服務 千港元	貿易 千港元	其他 千港元	綜合 千港元
營業額	2,403,984	–	22,378	43,638	–	2,470,000
分類業績	174,126	–	(366)	4,598		178,358
行政支出						(44,082)
其他經營支出						(795)
經營溢利						133,481
財務支出						(40,688)
						92,793
所佔聯營公司業績	74	–	–	–	–	74
除稅前溢利						92,867
稅項						(2,521)
未計少數股東權益前溢利						90,346
資產負債表						
分類資產	1,872,789	–	11,670	44,226	–	1,928,685
分類負債	1,077,868	–	6,283	2,788	–	1,086,939
未分配公司負債						503
綜合負債總額						1,087,442
其他資料						
資本開支	4	–	–	1,844	–	1,848
折舊	1,557	–	111	5,151	–	6,819
於聯營公司權益	77	–	–	–	–	77

地區分類	營業額 二零零五年 千港元	營業額 二零零四年 千港元	分類資產賬面金額 二零零五年 千港元	分類資產賬面金額 二零零四年 千港元	物業、廠房及設備增加 二零零五年 千港元	物業、廠房及設備增加 二零零四年 千港元
香港及其他中國地區	2,540,012	2,269,746	1,896,961	1,662,825	6,064	1,848
北美	106,958	107,133	504	15,244	–	–
西歐	44,854	31,691	9,011	9,560	–	–
東歐	27,078	20,313	443,253	238,308	–	–
東亞	159,609	14,551	100,757	–	–	–
其他	13,524	26,566	185	2,748	–	–
	2,892,035	2,470,000	2,450,671	1,928,685	6,064	1,848

14. 就表現而言，按照業務或地區分類，導致任何營業額及盈利貢獻發生重大改變之因素
回顧業務或地區分類表現詳情，請參閱第8段。

15. 銷售細目如下：

	恩利控股集團 二零零五年 千港元	恩利控股集團 二零零四年 千港元	變化
上半年呈報銷售額	977,478	926,110	+5.5%
上半年經營溢利	49,512	37,596	+31.7%
下半年呈報銷售額	1,914,557	1,543,890	+24.0%
下半年經營溢利	105,172	52,750	+99.4%

16. 發行人最新年度及上一年度全年股息（以港元計）細目
全年股息（*參閱附錄7.2中第16段之詳情*）

	最近完整年度 千港元	上一個完整年度 千港元
普通股	51,561	31,082
優先股	–	–
合計	51,561	31,082

17. 關聯人士交易：

關聯人士名稱	回顧財政年度內所有關聯人士交易（不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易）之總值 二零零五年 千港元	回顧財政年度內所有關聯人士交易（不包括少於100,000新加坡元之交易及根據第920條按股東授權進行之交易）之總值 二零零四年 千港元	所有根據第920條按股東授權進行之關聯人士交易（不包括少於100,000新加坡元之交易）之總值 二零零五年 千港元	所有根據第920條按股東授權進行之關聯人士交易（不包括少於100,000新加坡元之交易）之總值 二零零四年 千港元
太平洋恩利國際控股有限公司及其附屬公司行政支出	–	–	14,340	11,728
於二零零五年三月三十一日就太平洋恩利國際控股有限公司之附屬公司動用之銀行信貸而向銀行提供擔保	8,609	9,694	–	–
利息支出	206	20	–	–

承董事會命
太平洋恩利國際控股有限公司
公司秘書
鄭乃銘

香港，二零零五年五月二十六日

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